Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201397

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

The boards of directors of Hawaiian Electric Industries, Inc., which we refer to as HEI, and NextEra Energy, Inc., which we refer to as NEE, have each unanimously approved an agreement and plan of merger pursuant to which Hawaiian Electric Company, Inc., which we refer to as Hawaiian Electric, HEI’s wholly owned electric utility subsidiary, will become a wholly owned subsidiary of NEE.

The merger brings together two companies sharing a common vision of bringing cleaner, renewable energy to the State of Hawaii and a commitment to delivering sustainable shareholder value.

In the merger, HEI shareholders will have the right to receive 0.2413 shares of NEE common stock for each share of HEI common stock held at the time of the merger, which we refer to as the exchange ratio, with cash to be paid in lieu of the issuance of any fractional share of NEE common stock. The value of the merger consideration to be received in exchange for each share of HEI common stock will fluctuate with the market value of NEE common stock.

Immediately prior to completing the merger, HEI will distribute to its shareholders, on a pro rata basis, all of the issued and outstanding shares of common stock of ASB Hawaii, Inc., which we refer to as ASB Hawaii, the direct parent company of American Savings Bank, F.S.B., a federal savings bank, which we refer to as American Savings Bank. Also immediately prior to completing the merger, HEI will pay a one-time special cash dividend of $0.50 per share of HEI common stock, which we refer to as the special cash dividend.

Shareholders are encouraged to read this entire proxy statement/prospectus carefully, including:

•	the “Questions and Answers” section beginning on page iv;
•	the “Summary” section beginning on page 1;
•	the “Risk Factors” section beginning on page 18; and
•	the “Recommendations of the Board of Directors of HEI” section beginning on page 27.

Based on the number of shares of HEI common stock outstanding on March 23, 2015, the record date for the special meeting of HEI’s shareholders, NEE expects to issue approximately 25,919,529 shares of NEE common stock to HEI shareholders. As a result, upon the completion of the merger, former HEI shareholders would own approximately 5.5% of the common stock of NEE. HEI’s common stock is listed on the New York Stock Exchange under the symbol “HE” and NEE’s common stock is listed on the New York Stock Exchange under the symbol “NEE.”

HEI will hold a special meeting of shareholders to consider the proposed merger. We cannot complete the merger unless the shareholders of HEI approve the proposal related to the merger, and HEI will not proceed with the distribution of ASB Hawaii common stock or the payment of the special cash dividend unless the merger is to be completed immediately thereafter. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the HEI special meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the HEI special meeting. You may change or revoke your proxy at any time before the vote at the special meeting by following the procedures outlined in this proxy statement/prospectus.

We look forward to the successful completion of the merger, and to Hawaiian Electric joining the NEE family.

James L. Robo	Constance H. Lau
Chairman, President and Chief Executive Officer	President and Chief Executive Officer
NextEra Energy, Inc.	Hawaiian Electric Industries, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated March 26, 2015, and is first being mailed to HEI shareholders on or about March 30, 2015.

HAWAIIAN ELECTRIC INDUSTRIES, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 12, 2015

To the Shareholders of Hawaiian Electric Industries, Inc.:

A special meeting of the shareholders of Hawaiian Electric Industries, Inc. (HEI) will be held on HEI’s premises in Room 805 on the eighth floor of the American Savings Bank Tower, located at 1001 Bishop Street, Honolulu, Hawaii, on May 12, 2015, at 9:30 a.m., Honolulu time.

Our shareholders are being asked to consider and vote on the proposals listed below and any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting:

1.	the proposal to approve the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, pursuant to which each outstanding share of common stock of HEI will be converted into the right to receive 0.2413 shares of NextEra Energy, Inc. common stock, with cash paid in lieu of fractional shares (which we refer to as the merger proposal);

2.	the proposal to approve, on a non-binding advisory basis, the compensation to be paid to HEI’s named executive officers that is based on or otherwise relates to the merger (which we refer to as the merger-related compensation proposal); and

3.	the proposal to adjourn the special meeting of HEI shareholders, if necessary, in the view of the HEI board of directors, to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal (which we refer to as the adjournment proposal).

Approval of the merger proposal by HEI shareholders is required to complete the merger. Approval of the merger-related compensation proposal is not required to complete the merger.

The HEI board of directors has adopted the merger agreement and approved the transactions contemplated thereby and recommends that you vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal. Only shareholders of record at the close of business on March 23, 2015, are entitled to notice of and to vote at the special meeting of HEI shareholders.

You may vote your shares over the Internet at www.cesvote.com, by calling toll-free 1-888-693-8683, by completing and mailing the enclosed proxy card, or in person at the special meeting. We request that you vote in advance whether or not you plan to attend the special meeting. You may revoke your proxy at any time prior to the vote at the special meeting by notifying us in writing, voting your shares in person at the meeting, revoting through the website or telephone numbers listed above, or returning a later-dated proxy card.

By the Board of Directors,

Sincerely,

Chester A. Richardson,

Executive Vice President, General Counsel,

Secretary and Chief Administrative Officer

March 26, 2015

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ANNEXES

Annex A	Agreement and Plan of Merger
Annex B	Opinion of J.P. Morgan Securities LLC
Annex C	Part XIV of the Hawaii Business Corporation Act

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about NEE and HEI from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Hawaiian Electric Industries, Inc. P.O. Box 730 Honolulu, HI 96808-0730 (808) 532-5841 or (866) 672-5841 Attn: Shareholder Services	NextEra Energy, Inc. 700 Universe Boulevard Juno Beach, Florida 33408 (561) 694-4000 Attn: Investor Relations

The firm assisting HEI with the solicitation of proxies:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

(212) 269-5550

Investors may also consult HEI’s website (www.hei.com) or HEI’s and NEE’s joint website (www.forhawaiisfuture.com) for more information concerning the merger described in this proxy statement/prospectus. Information included on these websites is not incorporated by reference into, and does not constitute part of, this proxy statement/prospectus.

If you would like to request documents, please do so by May 5, 2015 in order to receive them before the special meeting.

For more information, see “Where You Can Find More Information” beginning on page 91.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which we refer to as the SEC, by NEE (File No. 333-201397), constitutes a prospectus of NEE under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the NEE common shares to be issued to HEI shareholders as required by the merger agreement. This document also constitutes a proxy statement of HEI under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with respect to the special meeting of HEI shareholders, at which HEI shareholders will be asked to vote upon a proposal to approve the merger agreement.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated March 26, 2015. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than the date on the front cover of those documents. Neither the mailing of this proxy statement/prospectus to HEI shareholders nor the issuance by NEE of common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding NEE has been provided by NEE and information contained in this proxy statement/prospectus regarding HEI has been provided by HEI.

QUESTIONS AND ANSWERS

The following are answers to some questions that you, as an HEI shareholder, may have regarding the merger and the other matters being considered at the special meeting of HEI’s shareholders (which we refer to as the special meeting). NEE and HEI urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. For your convenience, these questions and answers have been divided into questions and answers regarding the merger proposal and questions and answers regarding the special meeting and voting.

Questions and Answers Regarding the Merger Proposal

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement because you are being asked to vote on a merger transaction involving HEI and NEE. HEI and NEE have agreed to a transaction in which HEI will combine with a wholly owned subsidiary of NEE under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

As further described in this proxy statement/prospectus, as a condition to the merger, the merger agreement requires that HEI distribute to its shareholders all of the outstanding shares of common stock of its wholly owned subsidiary ASB Hawaii, a Hawaii corporation and direct parent company of American Savings Bank. We refer to that distribution as the bank spin-off. As a result of the bank spin-off, ASB Hawaii will become a separate and independent public company and HEI’s shareholders on the record date for the distribution will own all of the shares of ASB Hawaii common stock.

In order to complete the merger, HEI shareholders must vote to approve the merger agreement, and all other conditions to the merger must be satisfied or waived, including approval by the Hawaii Public Utilities Commission, which we refer to as the HPUC, and the consummation of the bank spin-off. The bank spin-off is subject to various conditions, including, among others, a determination by the Board of Governors of the Federal Reserve System (Federal Reserve Board) that after the bank spin-off HEI will no longer be deemed to control ASB Hawaii or American Savings Bank. As a result, the merger is effectively subject to these conditions, as well as the other conditions set forth in the merger agreement and described elsewhere in this proxy statement/prospectus.

HEI will hold a special meeting to obtain the approval of HEI’s shareholders. This proxy statement/prospectus contains important information about the merger and the special meeting of HEI, and you should read it carefully. The enclosed proxy materials allow you to vote your shares without attending the special meeting.

Your vote is very important. We encourage you to vote as soon as possible.

Q:	What am I being asked to vote on?

A:	HEI shareholders are being asked to vote on the following proposals:

1.	to approve the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus (which we refer to as the merger proposal);

2.	to approve, through a non-binding advisory vote, the merger-related compensation arrangements of HEI’s named executive officers (which we refer to as the merger-related compensation proposal); and

3.	to adjourn the special meeting of HEI shareholders, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal (which we refer to as the adjournment proposal).

Q:	How does the HEI board of directors recommend that I vote?

A:	The HEI board of directors recommends that holders of HEI common stock vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal.

Q:	What will happen in the proposed merger?

A:	Pursuant to the merger agreement, upon the completion of the merger, Hawaiian Electric, HEI’s wholly owned electric utility subsidiary, will become a wholly owned subsidiary of NEE.

Q:	What will I receive if the merger is completed?

A:	Upon completion of the merger, you will be entitled to receive 0.2413 shares of NEE common stock for each share of HEI common stock that you own at the time of the completion of the merger, unless you have properly exercised and not withdrawn your dissenters’ rights under the Hawaii Business Corporation Act (which we refer to as the HBCA) with respect to such shares. No fractional shares of NEE common stock will be issued, and if you otherwise would be owed a fraction of a share of NEE common stock, you will instead receive the value of that fraction of a share in cash. For example, if you own 100 shares of HEI common stock, in exchange for your shares of HEI common stock, you will receive 24 shares of NEE common stock, plus an amount of cash equivalent to the value of 0.13 shares of NEE common stock.

Q:	When do you expect the merger to be completed?

A:	We hope to complete the merger in the fourth quarter of 2015. However, the merger is subject to various regulatory approvals and other conditions, including the bank spin-off, and it is possible that factors outside the control of HEI and NEE could result in the merger being completed at a later time, or not at all. In addition, the bank spin-off is subject to various conditions, including, among others, a determination by the Federal Reserve Board that after the bank spin-off HEI will no longer be deemed to control ASB Hawaii or American Savings Bank. As a result, the merger is effectively subject to these conditions, as well as the other conditions set forth in the merger agreement and described elsewhere in this proxy statement/prospectus. There may be a substantial amount of time between the special meeting and the completion of the merger. We hope to complete the merger as soon as reasonably practicable following the receipt of all required approvals and the satisfaction of the other conditions.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not approved by HEI shareholders or if the merger is not completed for any other reason, your shares of HEI common stock will remain outstanding, you will not receive any payment for your shares in connection with the merger, HEI will remain an independent public company and HEI common stock will continue to be listed and traded on the New York Stock Exchange (which we refer to as the NYSE). We cannot complete the merger unless the shareholders of HEI approve the merger proposal, and HEI will not proceed with the distribution of ASB Hawaii or the payment of the $0.50 special cash dividend unless the merger is to be completed immediately thereafter. Under specified circumstances, HEI may be required to pay to NEE, or be entitled to receive from NEE, a fee with respect to the termination of the merger agreement, and/or to reimburse NEE and its affiliates for their documented out-of-pocket expenses incurred in connection with the merger agreement, or HEI may be entitled to receive reimbursement from NEE for documented out-of-pocket expenses incurred by it in connection with the merger agreement, as described under “The Merger Agreement — Expenses and Termination Fees” beginning on page 69.

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Q:	What vote is required to approve each proposal?

A:	The merger proposal requires the affirmative vote of the holders of 75% of the outstanding shares of HEI common stock. Abstentions and broker nonvotes will have the same effect as voting against the merger proposal.

The merger-related compensation proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Since the merger-related compensation proposal is non-binding, if the merger agreement is approved by our shareholders and the merger is completed, the compensation that is the subject of the merger-related compensation proposal, which includes amounts we are contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote. Abstentions and broker nonvotes will not be counted as a vote “for” or “against” the merger-related compensation proposal.

The adjournment proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Abstentions and broker nonvotes will not be counted as a vote “for” or “against” the adjournment proposal.

Q:	What is a broker nonvote?

A:	A broker nonvote occurs when your broker or other holder of record cannot vote your shares because the matter being voted upon is not routine and you have not provided instructions regarding how to vote on that matter. In such instance, your shares would not be voted on that matter.

Q:	Why am I being asked to consider and vote on the merger-related compensation proposal?

A:	Under SEC rules, we are required to conduct a non-binding advisory vote of shareholders regarding the compensation that may be paid or become payable to our named executive officers in connection with the completion of the merger.

Q:	What will happen if our shareholders do not approve the merger-related compensation proposal?

A:	Approval of the merger-related compensation proposal is not a condition to completion of the merger. The merger-related compensation vote is advisory and will not be binding. Therefore, if the merger agreement is approved by our shareholders and the merger is completed, the compensation that is the subject of the merger-related compensation proposal, which includes amounts we are contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote.

Q:	What are the U.S. federal income tax consequences of the merger and the special cash dividend to HEI shareholders?

A:	The merger is intended to be non-taxable to shareholders, provided it qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. The holders of HEI common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of HEI common stock for shares of NEE common stock in the merger, except with respect to any cash received in lieu of fractional shares of NEE common stock. The obligations of HEI and NEE to complete the merger are subject to, among other conditions described in this proxy statement/prospectus, the receipt by each of HEI and NEE of the opinion of its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The proper U.S. federal income tax treatment of the special cash dividend is not entirely clear under current law and we are not receiving an opinion of counsel regarding such treatment. HEI will report the special cash dividend for U.S. federal income tax purposes as a dividend distribution by HEI to the extent of HEI’s current and accumulated earnings and profits. It is possible that the IRS could seek to treat the special cash dividend as part of the merger consideration paid by NEE to HEI shareholders.

You should read “The Merger — U.S. Federal Income Tax Consequences of the Merger and the Special Cash Dividend” beginning on page 51 for a more complete discussion of the United States federal income tax consequences of the merger and the special cash dividend. Tax matters can be complicated and the tax consequences of the merger and the special cash dividend to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger and the special cash dividend to you.

Q:	What happens if I sell my shares of HEI common stock before the special meeting?

A:	The record date for shareholders entitled to vote at the special meeting is March 23, 2015, which is earlier than the date of the special meeting. If you sell or otherwise transfer your shares after the record date but before the special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies us in writing of such special arrangements, you will retain your right to vote such shares at the special meeting but will otherwise transfer ownership of your shares of HEI common stock.

Q:	What happens if I sell or otherwise transfer my shares of HEI common stock before the completion of the merger?

A:	Only holders of shares of HEI common stock at the effective time of the merger will become entitled to receive the merger consideration. If you sell your shares of HEI common stock prior to the completion of the merger, you will not become entitled to receive the merger consideration by virtue of the merger. Prior to the completion of the merger, HEI will set a record date and a distribution date for both the special cash dividend and for the distribution of ASB Hawaii stock in connection with the spin-off. We expect such distribution date to be the same date as the date that the merger is completed. Only holders of shares of HEI common stock as of such record dates will become entitled to receive shares of ASB Hawaii in the spin-off or the special cash dividend, respectively. If you sell your shares of HEI common stock on the NYSE prior to the distribution date for the spin-off, you will also be selling your entitlement to receive shares of ASB Hawaii stock. If you sell your shares of HEI common stock on the NYSE prior to the distribution date for the special cash dividend, you will also be selling your entitlement to receive the special cash dividend.

Q:	Am I entitled to exercise dissenters’ rights instead of receiving the NEE shares to which my HEI shares would entitle me upon completion of the merger?

A:	Yes. As a shareholder of HEI common stock, you are entitled to exercise dissenters’ rights under the HBCA in connection with the merger if you take all of the actions required under the HBCA to do so and meet certain conditions, including the requirement that you do not vote in favor of the merger proposal. See “Dissenters’ Rights” beginning on page 89.

Questions and Answers Regarding the Special Meeting and Voting

Q:	When and where will the special meeting be held?

A:	The special meeting will be held on HEI’s premises in Room 805 on the eighth floor of the American Savings Bank Tower, located at 1001 Bishop Street, Honolulu, Hawaii, on May 12, 2015, at 9:30 a.m., Honolulu time.

Q:	What are the quorum requirements?

A:	A quorum requires the presence, in person or by proxy, of the holders of a majority of the shares of HEI common stock outstanding and entitled to vote. A quorum is needed to conduct the votes on the merger proposal and the merger-related compensation proposal. Abstentions, if any, will be treated as present for purposes of determining the presence or absence of a quorum.

Q:	Do I need identification to attend the special meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of HEI common stock. If your shares are held in “street name” (that is, through a broker, trustee or other holder of record) please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned shares of HEI common stock on the record date.

Q:	How do I vote?

A:	If you are a shareholder of record of HEI as of the record date for the special meeting, whether or not you plan to attend the special meeting, you may vote by submitting a proxy via the Internet, touchtone telephone or mail before the special meeting, or you may vote in person at the special meeting. To ensure your shares are represented at the special meeting, you may submit your proxy by:

•	accessing www.cesvote.com (this Internet website is specified on your proxy card);

•	calling 1-888-693-8683 (this toll-free number is specified on your proxy card); or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold HEI shares in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at the special meeting.

Q:	How many votes do I have?

A:	You are entitled to one vote for each share of HEI common stock that you owned as of the record date. As of the close of business on March 23, 2015, there were 107,416,201 outstanding shares of HEI common stock.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	You are strongly encouraged to vote. It is important that your views be represented no matter how many shares you own. Your failure to vote, or failure to instruct your broker, bank or nominee to vote, or your abstention from voting, will have the same effect as a vote against the merger proposal, but will not be counted as a vote “for” or “against” the merger-related compensation proposal or the adjournment proposal.

Q:	Who is HEI’s transfer agent?

A:	HEI Shareholder Services is the transfer agent for registered holders of HEI common stock. Continental Stock Transfer and Trust Company is our co-transfer agent for HEI common stock and also is our direct registration system transfer agent.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	If your shares are registered directly in your name with HEI Shareholder Services, you are considered the shareholder of record with respect to those shares and you can attend the meeting and vote in person. You can also vote your shares by proxy without attending the meeting in any of the ways specified in “The HEI Special Meeting — Voting by Proxy” beginning on page 28.

If your shares are held by a brokerage firm, trustee, bank, other financial intermediary or nominee, referred to as an intermediary, you are considered the beneficial owner of shares held in “street name,” and the intermediary is considered the shareholder of record with respect to those shares.

Q:	If my shares are held in “street name” by my broker, bank or nominee, will my broker, bank or nominee vote my shares for me?

A:	If your shares are held in “street name” (that is, through a broker, trustee or other holder of record), you will receive a voting instruction card or other information from your broker or other holder of record seeking instruction from you as to how your shares should be voted, and, to vote your shares, you must provide your broker, trustee or other holder of record with instructions on how to vote them. Please follow the voting instructions provided by your broker, trustee or other holder of record. Please note that you may not vote shares held in “street name” by returning a proxy card directly to HEI or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, trustee or other holder of record. Further, brokers, trustees or other holders of record who hold shares of HEI common stock on your behalf may not give a proxy to HEI to vote those shares without specific voting instructions from you.

If you do not instruct your broker, bank or nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the merger proposal, which broker nonvotes will have the same effect as a vote against the merger agreement;

•	your broker, bank or other nominee may not vote your shares on the merger-related compensation proposal, which broker nonvotes will not be counted as a vote “for” or “against” the merger-related compensation proposal; and

•	your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker nonvotes will not be counted as a vote “for” or “against” the adjournment proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the HEI common stock represented by your proxy will be voted in favor of that proposal.

Q:	How do I vote shares held in the HEI Dividend Reinvestment and Stock Purchase Plan, the HEI Retirement Savings Plan or the American Savings Bank 401(k) Plan?

A:	If you own shares held in the HEI Dividend Reinvestment and Stock Purchase Plan, the HEI Retirement Savings Plan (including shares previously received under the Tax Reduction Act Stock Ownership Plan or the HEI Stock Ownership Plan) or the American Savings Bank 401(k) Plan, you will receive instructions explaining how to direct your vote. Your shares will be voted according to your directions. For the HEI Dividend Reinvestment and Stock Purchase Plan, all shares of HEI common stock for which no voting instructions are given will be voted as our Board recommends. For the HEI Retirement Savings Plan and the American Savings Bank 401(k) Plan, all shares of HEI common stock for which no voting instructions are given will be voted in the same proportion as the shares in such plan for which voting instructions were given.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You may change your vote (i.e., revoke your proxy card) at any time before the special meeting in one of two ways:

•	you can submit a properly signed proxy card with a later date or vote again at a later time by telephone or Internet; or

•	you can notify the Corporate Secretary of HEI of your revocation in writing.

You can also attend the special meeting and vote in person (if your shares are registered in your name on HEI’s books or if your shares are held in “street name” and you have a legal proxy from your broker or other holder of record), which will automatically cancel any proxy previously given, but your attendance alone, without voting, will not revoke any proxy that you have previously given.

If you choose to revoke your proxy before the special meeting, you must submit your new proxy or your notice of revocation to the Corporate Secretary of HEI no later than the beginning of the special meeting. If your shares are held in “street name” by your broker, bank or nominee, you should contact them to change your vote.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes.

In order for your shares to be represented at the special meeting:

•	you can vote through the Internet or by telephone by following the instructions included on your proxy card;

•	you can indicate on the enclosed proxy card how you would like to vote and return the card in the accompanying pre-addressed postage paid envelope; or

•	you can attend the special meeting in person.

Q:	Do I need to do anything with my HEI common stock certificates now?

A:	No. After the merger is completed, if you held certificates representing shares of HEI common stock prior to the merger, NEE’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of HEI common stock for the merger consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a HEI shareholder will receive the merger consideration. Unless you specifically request to receive NEE stock certificates, the shares of NEE common stock you receive in the merger will be issued in book-entry form.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	HEI has engaged D.F. King & Co. to assist in the solicitation of proxies for the special meeting, and will pay an estimated fee of $17,500 for their services.

Q:	Who can help answer my questions?

A:	If you have questions about the merger or the other matters to be voted on at the special meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards, you should contact our proxy solicitor or our shareholder services department:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders Call Toll-Free: (866) 853-1834

Banks and Brokers Call Collect: (212) 269-5550

Email: gfequiere@dfking.com

or

HEI Shareholder Services

P.O. Box 730

Honolulu, Hawaii 96808-0730

Telephone Toll-Free: (866) 672-5841

Telephone: (808) 532-5841

Email: invest@hei.com

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SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you. We urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the merger and the related matters being considered at the HEI special meeting. See also the section entitled “Where You Can Find More Information” on page 91. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

HEI (See page 25)

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900

Honolulu, Hawaii 96813

(808) 543-5662

HEI was incorporated in 1981 under the laws of the State of Hawaii and is a holding company with its principal subsidiaries engaged in electric utility and banking businesses operating in the State of Hawaii. HEI’s predecessor, Hawaiian Electric, was incorporated under the laws of the Kingdom of Hawaii (now the State of Hawaii) on October 13, 1891. Today, HEI is the largest public company in the State of Hawaii, with consolidated revenues of approximately $3.2 billion.

Hawaiian Electric and its operating utility subsidiaries, Hawaii Electric Light Company, Inc. and Maui Electric Company, Limited, are regulated electric public utilities. Hawaiian Electric and its subsidiaries collectively have approximately 2,800 employees, approximately 1,780 megawatts of generating capacity, and provide electric service for approximately 450,000 customers (or 95 percent of residents of the State of Hawaii) as of year-end 2014.

HEI also currently owns ASB Hawaii (a holding company) and its wholly owned subsidiary, American Savings Bank. American Savings Bank is one of the largest full-service financial institutions in the State of Hawaii, with over $5 billion in assets, over $4 billion in deposits and 56 branches as of year-end 2014. American Savings Bank is a federally-chartered savings association that is supervised by the Office of the Comptroller of the Currency.

Additional information about HEI and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 91.

NEE (See page 25)

NextEra Energy, Inc.

700 Universal Boulevard

Juno Beach, Florida 33408

(561) 694-4000

NextEra Energy, Inc. (NEE) is a leading clean energy company with consolidated revenues of approximately $17.0 billion, approximately 44,900 megawatts of generating capacity, and approximately 13,800 employees in 27 states and Canada as of year-end 2014. Headquartered in Juno Beach, Fla., NextEra Energy’s principal subsidiaries are Florida Power & Light Company, which serves approximately 4.7 million customer accounts in Florida and is one of the largest rate-regulated electric utilities in the United States, and NextEra Energy Resources, LLC, which, together with its affiliated entities, is the largest generator in North America of renewable energy from the wind and sun.

NEE has been recognized often by third parties for its efforts in sustainability, corporate responsibility, ethics and compliance, and diversity, and has been named No. 1 overall among electric and gas utilities on Fortune’s list of “World’s Most Admired Companies” for eight consecutive years, which is an unprecedented achievement in its industry.

Additional information about NEE and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 91.

Merger Sub I (See page 26)

NEE Acquisition Sub II, Inc. (which we refer to as Merger Sub I), a wholly owned subsidiary of NEE, is a Delaware corporation formed on November 25, 2014 for the purpose of effecting the merger.

Merger Sub I has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Merger Sub II (See page 26)

NEE Acquisition Sub I, LLC (which we refer to as Merger Sub II), a wholly owned subsidiary of NEE, is a Delaware limited liability company formed on November 25, 2014 for the purpose of effecting the merger.

Merger Sub II has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

The Merger and the Merger Agreement

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Form of Merger

Subject to the terms and conditions of the merger agreement, at the effective time, Merger Sub I will first merge with and into HEI, with HEI surviving the merger (we refer to the merger of Merger Sub I and HEI as the initial merger). Immediately after the effective time of the initial merger, and without any further action required, HEI will merge with and into Merger Sub II (we refer to the merger of HEI and Merger Sub II as the subsequent merger, and we collectively refer to the initial merger and subsequent merger as the merger). Merger Sub II will survive the merger as a wholly owned subsidiary of NEE. As a condition to completing the merger, HEI will distribute to HEI’s shareholders, on a pro rata basis, all of the issued and outstanding shares of ASB Hawaii, the parent company of American Savings Bank. In this proxy statement/prospectus, we refer to the distribution of ASB Hawaii shares to HEI shareholders as the bank spin-off. The bank spin-off is subject to various conditions, including, among others, a determination by the Federal Reserve Board that after the bank spin-off HEI will no longer be deemed to control ASB Hawaii or American Savings Bank. As a result, the merger is effectively subject to these conditions, as well as the other conditions set forth in the merger agreement and described elsewhere in this proxy statement/prospectus.

Consideration to be Received in the Merger

In the merger, each share of HEI common stock, other than shares held by holders who properly exercise dissenters’ rights and other than shares owned by HEI as treasury stock or shares owned by NEE or its subsidiaries, will be converted into the right to receive 0.2413 shares of NEE common stock (we refer to this number as the exchange ratio). Cash will be paid in lieu of any fractional shares.

Treatment of HEI Equity Awards (See page 59)

Treatment of Restricted Share Awards. Pursuant to, and as further described in, the merger agreement, each restricted share award under the HEI stock plans (whether vested or unvested) outstanding immediately prior to the effective time of the merger will be converted at the effective time of the merger into a restricted share award for the number of shares of NEE common stock equal to the product of (i) the number of shares of HEI common stock subject to the restricted share award, multiplied by (ii) the exchange ratio, rounded to the nearest whole share. Except as set forth above, each restricted share award will be subject to the same terms and conditions as were applicable to the corresponding restricted share award immediately prior to the effective time of the merger. Currently there are no restricted share awards outstanding under the HEI stock plans.

Treatment of Restricted Stock Unit Awards Other Than Restricted Stock Unit Awards Granted Under the Long-Term Incentive Plan. Pursuant to, and as further described in, the merger agreement, each restricted stock unit award under the HEI stock plans (whether vested or unvested) outstanding immediately prior to the effective time of the merger, other than those granted pursuant to HEI’s Long-Term Incentive Plan, will be converted at the effective time of the merger into a restricted stock unit award for the number of shares of NEE common stock equal to the product of (i) the number of shares of HEI common stock subject to the restricted stock unit award, multiplied by (ii) the exchange ratio, rounded to the nearest whole share. Except as set forth above, each restricted stock unit award will be subject to the same terms and conditions as were applicable to the corresponding restricted stock award immediately prior to the effective time of the merger. Pursuant to existing award terms, an executive’s restricted stock unit award will vest in full upon a qualifying termination of employment (i.e. a termination without cause or a termination for good reason).

Treatment of Restricted Stock Units Granted Pursuant to the Long-Term Incentive Plan. Pursuant to, and as further described in, the merger agreement, each performance-based HEI restricted stock unit award that was granted under HEI’s Long-Term Incentive Plan for which the performance period has not yet expired immediately prior to the effective time of the merger will be subject to prorated vesting and will be settled for cash at the target level of performance, in accordance with the terms of such award, as soon as practicable (and in any event within three days) following the effective time of the merger.

Treatment of Equity Awards Held by American Savings Bank Employees. Notwithstanding the foregoing, prior to the merger, any HEI equity awards held by American Savings Bank employees will be converted, in connection with the bank spin-off, into awards denominated in ASB Hawaii equity and will become obligations of ASB Hawaii.

Treatment of Stock Options and Stock Appreciation Rights. Pursuant to, and as further described in, the merger agreement, each option to purchase HEI common stock and stock appreciation right (which we refer to as a SAR) in respect of HEI common stock issued under the HEI stock plans (whether vested or unvested) and outstanding immediately prior to the effective time of the merger will be assumed by NEE and be converted into an option/SAR in respect of a number of NEE common shares equal to the product of (i) the number of shares of HEI common stock subject to the option/SAR, multiplied by (ii) the exchange ratio rounded down to the nearest whole share. The per share exercise price of such assumed stock option/SAR will be equal to (i) the per share exercise price of the HEI stock option/SAR divided by (ii) the exchange ratio, rounded up to the nearest whole cent. Except as set forth above, each assumed stock option/SAR will be subject to the same terms and conditions as were applicable to the corresponding option/SAR in respect of HEI common stock immediately prior to the effective time of the merger. Currently there are no options to purchase HEI common stock outstanding. All SARs currently outstanding will expire before June 2015.

U.S. Federal Income Tax Consequences of the Merger and the Special Cash Dividend (See page 51)

The merger is intended to be non-taxable to shareholders, provided it qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. The holders of HEI common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of HEI common stock for shares of NEE common stock in the merger, except with respect to any cash received in lieu of fractional shares of NEE common stock. The obligations of HEI and NEE to complete the merger are subject to, among other conditions described in this proxy statement/prospectus, the receipt by each of HEI and NEE of the opinion of its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The proper U.S. federal income tax treatment of the special cash dividend is not entirely clear under current law and we are not receiving an opinion of counsel regarding such treatment. HEI will report the special cash dividend for U.S. federal income tax purposes as a dividend distribution by HEI to the extent of HEI’s current and accumulated earnings and profits. It is possible that the IRS could seek to treat the special cash dividend as part of the merger consideration paid by NEE to HEI shareholders.

You should read “The Merger — U.S. Federal Income Tax Consequences of the Merger and the Special Cash Dividend” beginning on page 51 for a more complete discussion of the United States federal income tax consequences of the merger and the special cash dividend. Tax matters can be complicated and the tax consequences of the merger and the special cash dividend to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger and the special cash dividend to you.

Recommendations of the HEI Board of Directors

After careful consideration, the HEI board of directors, which we refer to as the HEI board, on December 3, 2014, approved the merger agreement by a unanimous vote. For the factors considered by the HEI board in reaching its decision to approve the merger agreement, see the section entitled “The Merger — HEI’s Reasons for the Merger and Recommendation of HEI’s Board of Directors” beginning on page 35. The HEI board recommends that the HEI shareholders vote (i) “FOR” the merger proposal, (ii) “FOR” the merger-related compensation proposal and (iii) “FOR” the adjournment proposal.

Opinion of HEI’s Financial Advisor (See page 44)

At a meeting of the HEI board held on December 3, 2014, J.P. Morgan Securities LLC, which is referred to as J.P. Morgan, delivered its opinion to the HEI board as to the fairness, from a financial point of view and as of such date, of the exchange ratio to holders of HEI common stock. The full text of the written opinion of J.P. Morgan, dated December 3, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the opinion and the review undertaken in connection with rendering its opinion, is included as Annex B to this proxy statement/prospectus. J.P. Morgan’s written opinion was provided to the HEI board (solely in its capacity as such) in connection with its evaluation of the merger and addressed only the fairness, from a financial point of view, of the exchange ratio and no other matters. The opinion does not constitute a recommendation to any shareholder as to how any shareholder should vote with respect to the proposed merger or any other matter. J.P. Morgan has acted as financial advisor to HEI with respect to the proposed merger and will receive a fee of approximately $30 million for its services contingent upon completion of the merger. For a more complete description of J.P. Morgan’s opinion, see “The Merger — Opinion of HEI’s Financial Advisor” beginning on page 44. See also Annex B to this proxy statement/prospectus.

Interests of HEI’s Directors and Executive Officers in the Merger (See page 57)

In considering the recommendation of the HEI board to approve the merger agreement, HEI shareholders should be aware that certain HEI directors and executive officers have interests in the merger that are different from, or in addition to, those of HEI shareholders generally. These interests, which may create actual or potential conflicts of interest, are, to the extent material, described in the section entitled “The Merger — Interests of HEI’s Executive Officers and Directors in the Merger.” The HEI board was aware of these potential conflicts of interest and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to adopt the merger agreement, and in recommending to HEI shareholders that the merger agreement be approved. These interests include the following:

•	The merger agreement provides that outstanding HEI equity awards, including those held by executive officers of HEI, generally will be converted into awards denominated in NEE equity, provided that performance-based restricted stock units granted and outstanding under HEI’s Long-Term Incentive Plan at the time of the merger will vest on a prorated basis and be settled for cash at the target level of performance, and equity awards held by American Savings Bank employees (including certain executive officers of HEI) will instead be converted, in connection with the bank spin-off, into awards denominated in ASB Hawaii equity and become obligations of ASB Hawaii. Non-employee directors of HEI hold no equity awards (other than fully vested shares of HEI common stock granted in the ordinary course as part of their annual compensation for HEI board service).

•	Each executive officer of HEI other than Mr. Oshima is party to a change in control agreement with HEI that provides for severance or other benefits upon a qualifying termination of the executive officer’s employment following a change in control of HEI, such as the merger. Change in control agreements with executive officers who are employed by American Savings Bank (i.e., Mr. Wacker) will be assumed by ASB Hawaii prior to the merger in connection with the bank spin-off and, accordingly, benefits will not be payable to Mr. Wacker under his agreement by reason of the merger.

•	The performance-based annual incentive compensation payable to executive officers under HEI’s Executive Incentive Compensation Plan will vest on a prorated basis and be settled at the target level of performance. The obligations under that plan in respect of executive officers employed by American Savings Bank (i.e., Mr. Wacker) will be assumed by ASB Hawaii prior to the merger in connection with the bank spin-off and, accordingly, no such accelerated payment will be made to Mr. Wacker.

•	Certain HEI directors or executive officers may become, or may continue to serve as, directors of ASB Hawaii or American Savings Bank upon the bank spin-off and would be entitled to ongoing compensation in such capacity. In this regard, it is currently contemplated that the following three individuals who currently serve as directors of HEI, ASB Hawaii and American Savings Bank will continue to serve as directors of ASB Hawaii and American Savings Bank following the bank spin-off: A. Maurice Myers, Keith P. Russell and Barry K. Taniguchi. Moreover, it is expected that Mr. Wacker will continue to serve as a director and as President and Chief Executive Officer of ASB Hawaii and American Savings Bank following the bank spin-off and will be entitled to his existing compensation arrangements and any new compensation arrangements that may be established for him.

•	Pursuant to the merger agreement, for a period of six years after the merger is completed, HEI directors and officers are entitled to continued indemnification and insurance coverage relating to their service as HEI directors and officers prior to completion of the merger.

Directors and Management of NEE Following the Merger (See page 51)

Upon completion of the merger, the board of directors and executive officers of NEE are expected to remain unchanged. For information on NEE’s current directors and executive officers, please see NEE’s proxy statement dated April 7, 2014, as well as NEE’s Current Report on Form 8-K, filed with the SEC on July 28, 2014. See “Where You Can Find More Information” beginning on page 91.

Regulatory Approvals Required for the Merger (See page 54)

To complete the merger, NEE and HEI must obtain approvals or consents from, or make filings with, public utility, antitrust and other regulatory authorities. The material United States federal and state approvals, consents and filings include the following:

•	the expiration or early termination of certain waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act (which we refer to as the HSR Act) and the related rules and regulations, which provide that certain acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission;

•	authorization from the Federal Energy Regulatory Commission (which we refer to as FERC) under the Federal Power Act;

•	approval of the HPUC; and

•	a determination by the Federal Reserve Board that after the bank spin-off HEI will no longer be deemed to control ASB Hawaii or American Savings Bank.

NEE and HEI will also provide information regarding the merger to other state regulators as applicable and as requested. Finally, the transfer of indirect control over certain licenses for private internal communications held by certain HEI subsidiaries will require the approval of the Federal Communications Commission, which we refer to as the FCC.

NEE and HEI have made or intend to make various filings and submissions for the above-mentioned authorizations and approvals. Although NEE and HEI believe that they will receive the required consents and approvals described above to complete the merger, we cannot give any assurance as to the timing of these consents and approvals or as to NEE’s or HEI’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary). We also cannot ensure that we will obtain such consents or approvals on terms and subject to conditions satisfactory to NEE and HEI. Please see “Regulatory Approvals Required for the Merger,” beginning on page 54, for additional information about these matters.

Expected Timing of the Merger (See page 66)

We have targeted to complete the merger in the fourth quarter of 2015, subject to receipt of required shareholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the merger summarized below.

Conditions to Completion of the Merger (See page 66)

As more fully described in this proxy statement/prospectus and in the merger agreement, the obligations of the parties to effect the merger are subject to the satisfaction or waiver of the following mutual conditions:

•	receipt of the requisite approval of HEI shareholders;

•	the approval for listing on the NYSE of the NEE shares to be issued in the merger;

•	the expiration or termination of any applicable waiting period under the HSR Act;

•	all required regulatory approvals having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired or been terminated, the receipt of which did not involve the imposition by the granting authority of certain burdensome conditions;

•	the absence of any law or judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction (which we refer to as legal restraints), and the absence of any suit, action, or other proceeding before any governmental entity in which such governmental entity seeks to impose or has imposed a legal restraint that prevents, makes illegal, or prohibits the consummation of the merger;

•	the effectiveness under the Securities Act of 1933, which we refer to as the Securities Act, of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, and there not having been any stop order suspending the effectiveness of the Form S-4 issued or any proceedings for that purpose initiated or threatened by the SEC;

•	a reasonable determination by each of HEI and NEE that upon the completion of the bank spin-off HEI will not be a savings and loan holding company or otherwise deemed to control American Savings Bank for purposes of the Home Owners’ Loan Act; and

•	the effectiveness of the registration statement necessary to effect the bank spin-off under the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and there not having been any stop order issued suspending the effectiveness of such registration statement and there not having been any proceedings for that purpose initiated or threatened by the SEC.

The obligation of HEI to effect the merger and the bank spin-off is also subject to the satisfaction or waiver by HEI of the following additional conditions:

•	the accuracy of the representations and warranties of NEE, Merger Sub I and Merger Sub II contained in the merger agreement as of the date on which the merger agreement was entered into and as of the effective time (other than representations that by their terms speak specifically as of another date), subject, in some cases, to the materiality standards provided in the merger agreement (and the receipt of an officer’s certificate from NEE to such effect);

•	performance by NEE, Merger Sub I and Merger Sub II in all material respects of all obligations required to be performed by them under the merger agreement at or prior to the effective time of the merger (and the receipt of an officer’s certificate from NEE to such effect);

•	the absence of any fact, circumstance, effect, change, event or development since the date of the merger agreement that has or would be reasonably expected to have a material adverse effect on NEE (as defined in “The Merger — The Merger Agreement — Representations and Warranties”) (and the receipt of an officer’s certificate from NEE to such effect);

•	the receipt by HEI of a written tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as Skadden, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the bank spin-off will be tax-free to HEI’s shareholders under Section 355(a) of the Code; and

•	the satisfaction of certain conditions to the consummation of the bank spin-off, including the receipt by HEI of a determination by the Federal Reserve Board that after the bank spin-off HEI will no longer be deemed to control ASB Hawaii or American Savings Bank.

The obligation of NEE, Merger Sub I and Merger Sub II to effect the merger is also subject to the satisfaction or waiver by NEE of the following additional conditions:

•	the accuracy of the representations and warranties of HEI contained in the merger agreement as of the date on which the merger agreement was entered into and as of the effective time (other than representations that by their terms speak specifically as of another date) subject, in some cases, to the materiality standards provided in the merger agreement (and the receipt of an officer’s certificate from HEI to such effect);

•	performance by HEI in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger (and the receipt of an officer’s certificate from HEI to such effect);

•	the absence of any fact, circumstance, effect, change, event or development since the date of the merger agreement that has or would be reasonably expected to have a material adverse effect on HEI (as defined in “The Merger — The Merger Agreement — Representations and Warranties”) (and the receipt of an officer’s certificate from HEI to such effect); and

•	the receipt by NEE of a written tax opinion of Wachtell, Lipton, Rosen & Katz, which we refer to as Wachtell, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, the merger agreement requires that the bank spin-off be completed on the date of completion of the merger but prior to the effective time of the merger. Completion of the bank spin-off is therefore an effective condition to the completion of the merger.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (See page 69)

NEE and HEI may mutually agree to terminate the merger agreement before completing the merger, even after approval of the merger agreement by the HEI shareholders.

In addition, either NEE or HEI may decide to terminate the merger agreement if:

•	the merger is not consummated by December 3, 2015, subject to one six-month extension under certain circumstances relating to obtaining required regulatory approvals;

•	a court or other governmental entity issues a final and nonappealable order prohibiting, preventing, or making illegal the consummation of the merger or having certain material effects on one or more parties to the merger agreement;

•	the board of directors of either NEE or HEI determines in good faith that the other party has breached its obligations with respect to seeking the approval of HEI shareholders; or

•	there has been a breach of the merger agreement by the other party or there is an inaccuracy of any representation or warranty of the other party contained in the merger agreement, or there has been a failure by the other party to perform or comply with any covenant or agreement contained in the merger agreement, which breach, inaccuracy or failure to perform or comply (A) would cause the failure of certain closing conditions and (B) is incapable of being cured during the time period set forth in the merger agreement or, if curable, is not cured during the applicable cure period.

NEE may also terminate the merger agreement if, prior to obtaining the approval of the HEI shareholders required to consummate the merger, the board of directors of HEI withdraws, modifies in a manner adverse to NEE or proposes publicly to withdraw or modify in a manner adverse to NEE its approval or recommendation with respect to the merger agreement or approves, recommends or proposes publicly to approve or recommend any alternative takeover proposal with a third party, subject to certain exceptions set forth in the merger agreement. In addition, HEI may terminate the merger agreement if concurrently with the termination, HEI enters into an acquisition agreement with respect to a superior proposal, provided that HEI meets certain conditions and complies with certain obligations under the merger agreement.

Expenses and Termination Fees (See page 69)

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. The merger agreement further provides that, upon termination of the merger agreement under certain circumstances, each party may be obligated to pay the other party a termination fee of $90 million plus the non-terminating party’s expenses up to a maximum of $5 million. See the section entitled “The Merger Agreement — Expenses and Termination Fees” beginning on page 69 for a discussion of the circumstances under which NEE or HEI will be required to pay a termination fee.

Accounting Treatment (See page 53)

NEE prepares its financial statements in accordance with U.S. generally accepted accounting principles, or GAAP. The merger will be accounted for by applying the acquisition method using the accounting guidance for business combinations (referred to as Accounting Standards Codification 805, or ASC 805) which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Based on the guidance of ASC 805, NEE will be the acquirer of HEI for accounting purposes. This means that NEE will allocate the purchase price to the fair value of HEI’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill.

Dissenters’ Rights (See page 89)

Under Hawaii law, HEI shareholders have dissenters’ rights in connection with the merger. HEI shares held by shareholders that properly exercise dissenters’ rights under Hawaii law will not be converted into shares of NEE common stock and such dissenting shareholders will instead be entitled to receive payment of the fair value of such shares in accordance with Section 414-356 of the Hawaii Business Corporation Act (which we refer to as the HBCA), unless such dissenting shareholder fails to perfect, withdraws or otherwise loses the right to dissent. The requirements of Hawaii law relating to dissenters’ rights are summarized in this proxy statement/prospectus in the section entitled “Dissenters’ Rights” beginning on page 89.

A copy of the Hawaii statutory provisions relating to dissenters’ rights is also included as Annex C to this proxy statement/prospectus.

The HEI Special Meeting (See page 27)

The special meeting of HEI shareholders is scheduled to be held on HEI’s premises in Room 805 on the eighth floor of the American Savings Bank Tower, located at 1001 Bishop Street, Honolulu, Hawaii, on May 12, 2015, at 9:30 am, Honolulu time. At the special meeting shareholders of HEI will be asked:

•	to approve the Agreement and Plan of Merger, dated as of December 3, 2014, by and among HEI, Merger Sub I, Merger Sub II and NEE, pursuant to which Merger Sub I will be merged with and into HEI, and, immediately thereafter, HEI will be merged with and into Merger Sub II, with Merger Sub II surviving and each outstanding share of common stock of HEI will be converted into the right to receive 0.2413 shares of NEE common stock, with cash paid in lieu of fractional shares (which we refer to as the merger proposal);

•	to approve, on a non-binding advisory basis, the compensation to be paid to HEI’s named executive officers that is based on or otherwise relates to the merger (which we refer to as the merger-related compensation proposal), discussed under the heading “The Merger — Interests of HEI’s Directors and Executive Officers in the Merger — Potential Payments upon a Termination in Connection with a Change in Control” beginning on page 60 and

•	to vote to adjourn the special meeting, if necessary or appropriate, in the view of the HEI board, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to approve the merger agreement (which we refer to as the adjournment proposal).

You may vote at the HEI special meeting if you owned common stock of HEI at the close of business on the record date, March 23, 2015. On that date there were 107,416,201 shares of common stock of HEI outstanding and entitled to vote.

You may cast one vote for each share of common stock of HEI that you owned on the record date.

Required Vote (See page 28)

The merger proposal requires the affirmative vote of the holders of 75% of the outstanding shares of HEI common stock. Your failure to vote, or failure to instruct your broker, bank or nominee to vote, or your abstention from voting, will have the same effect as a vote against the merger proposal.

The merger-related compensation proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Since the votes for the merger-related compensation proposal are non-binding, if the merger agreement is approved by our shareholders and the merger is completed, the compensation that is the subject of the merger-related compensation proposal, which includes amounts we are contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote. Abstentions and broker nonvotes will not be counted as a vote “for” or “against” the merger-related compensation proposal.

The adjournment proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Abstentions and broker nonvotes will not be counted as a vote “for” or “against” the adjournment proposal.

As of the record date for the special meeting, the directors and executive officers of HEI as a group owned and were entitled to vote 867,858 shares of the common stock of HEI, or approximately 0.81% of the outstanding shares of the common stock of HEI on that date. HEI currently expects that its directors and executive officers will vote their shares in favor of approval of the merger agreement, but none of HEI’s directors or executive officers have entered into any agreement obligating them to do so.

Risk Factors

Before voting at the HEI special meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page 18.

SELECTED HISTORICAL FINANCIAL DATA OF NEE

The following tables set forth selected consolidated financial information for NEE. The selected statement of operations data for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and the selected balance sheet data as of December 31, 2014, 2013, 2012, 2011 and 2010 have been derived from NEE’s consolidated financial statements, except as noted below. The following information should be read together with NEE’s consolidated financial statements, the notes related thereto and management’s related reports on NEE’s financial condition and performance, all of which are contained in NEE’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information” beginning on page 91.

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(In millions, except per-share amounts)
Selected Statement of Operations Data
Operating revenues	$17,021	$15,136	$14,256	$15,341	$15,317
Income from continuing operations attributable to NEE(a)(b)	$2,465	$1,677	$1,911	$1,923	$1,957
Net income attributable to NEE(a)(c)	$2,465	$1,908	$1,911	$1,923	$1,957
Earnings per share attributable to NEE - basic:
Continuing operations(a)(b)	$5.67	$3.95	$4.59	$4.62	$4.77
Net income(a)(c)	$5.67	$4.50	$4.59	$4.62	$4.77
Earnings per share attributable to NEE - assuming dilution:
Continuing operations(a)(b)	$5.60	$3.93	$4.56	$4.59	$4.74
Net income(a)(c)	$5.60	$4.47	$4.56	$4.59	$4.74
Dividends paid per share of common stock	$2.90	$2.64	$2.40	$2.20	$2.00

	December 31,
	2014	2013	2012	2011	2010
	(Dollars in millions)
Selected Balance Sheet Data
Total assets(d)	$74,929	$69,306	$64,439	$57,188	$52,994
Long-term debt, excluding current maturities	$24,367	$23,969	$23,177	$20,810	$18,013

(a)	Includes net unrealized mark-to-market after-tax gains (losses) associated with non-qualifying hedges of approximately $153 million, $(53) million, $(34) million, $190 million, and $175 million and other than temporary impairment (OTTI) after-tax income (loss), net of OTTI reversals of $(2) million, $1 million, $31 million, $(6) million, and $4 million for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, respectively. Additionally, the year ended December 31, 2013 includes, on an after-tax basis, impairment and other related charges related to the solar thermal facilities that affiliates of NextEra Energy Resources, LLC (NEER) were constructing in Spain (Spain solar projects) of approximately $342 million and the years ended December 31, 2014 and 2013 include operating income (loss) of the Spain solar projects of $(32) million and $(4) million, respectively. The year ended December 31, 2014 also includes, on an after tax basis, an approximately $12 million gain relating to the March 2014 decision not to pursue the sale of NEER’s ownership interest in oil-fired generating plants located in Maine (Maine fossil). Also, 2011 includes an after-tax loss on the sale of natural gas-fired generating assets of approximately $98 million.

(b)	For the year ended December 31, 2013, approximately $(43) million after tax has been reclassified from discontinued operations to continuing operations to reflect the March 2014 decision not to sell Maine fossil.
(c)	2013 includes an after-tax gain from discontinued operations of $231 million.
(d)	2012 includes assets held for sale of approximately $335 million.

SELECTED HISTORICAL FINANCIAL DATA OF HEI

The following tables set forth selected consolidated financial information for HEI. The selected statement of operations data for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and the selected balance sheet data as of December 31, 2014, 2013, 2012, 2011 and 2010 have been derived from HEI’s consolidated financial statements that were audited by PricewaterhouseCoopers LLP. The following information should be read together with HEI’s consolidated financial statements, the notes related thereto and management’s related reports on HEI’s financial condition and performance, all of which are contained in HEI’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information” beginning on page 91.

	Year December 31,
	2014	2013	2012	2011	2010
	(In millions, except per-share amounts)
Selected Statement of Operations Data
Revenues	$3,240	$3,238	$3,375	$3,242	$2,665
Operating income	$329	$315	$284	$290	$256
Net income for common stock	$168	$162	$139	$138	$114
Earnings per common share
Basic	$1.65	$1.63	$1.43	$1.45	$1.22
Diluted	$1.64	$1.62	$1.42	$1.44	$1.21
Dividends per common share	$1.24	$1.24	$1.24	$1.24	$1.24
Weighted avg. basic shares outstanding	102	99	97	96	93
Weighted avg. diluted shares outstanding	103	100	97	96	94

	December 31,
	2014	2013	2012	2011	2010
	(Dollars in millions)
Selected Balance Sheet Data
Property, plant and equipment, net	$4,149	$3,866	$3,601	$3,341	$3,173
Goodwill	$82	$82	$82	$82	$82
Total assets	$11,184	$10,340	$10,149	$9,594	$9,087
Long-term debt, net – other than bank (including current portion)	$1,507	$1,493	$1,423	$1,340	$1,365
Shareholders’ equity	$1,791	$1,727	$1,594	$1,529	$1,480

SUMMARY UNAUDITED FINANCIAL DATA OF HEI GIVING EFFECT TO THE SPIN-OFF OF ASB HAWAII

As a condition to completing the merger of HEI and NEE, HEI will distribute to HEI’s shareholders, on a pro rata basis, all of the issued and outstanding shares of ASB Hawaii, the parent company of American Savings Bank. As a result of the bank spin-off, ASB Hawaii will become a separate and independent public company and HEI’s shareholders on the record date for the distribution will own all of the shares of ASB Hawaii common stock.

The following tables set forth selected unaudited pro forma financial information for HEI, giving effect to the bank spin-off. The selected statement of operations data for the year ended December 31, 2014 gives effect to the bank spin-off as if it had been completed on January 1, 2014. The selected balance sheet data as of December 31, 2014 gives effect to the bank spin-off as if it had been completed on December 31, 2014.

The selected statement of operations data for year ended December 31, 2014, and the balance sheet data as of such date, has been derived from HEI’s audited financial statements. This selected unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the bank spin-off been completed as of the dates indicated or the results to be expected for any future period.

Year Ended December 31, 2014
(Unaudited)
(In millions, except per-share amounts)
Selected Statement of Operations Data(1)
Revenues	$2,987
Operating income	$254
Net income for common stock	$117
Earnings per common share
Basic	$1.15
Diluted	$1.14
Weighted avg. basic shares outstanding	102
Weighted avg. diluted shares outstanding	103

December 31, 2014
(Unaudited)
(In millions)
Selected Balance Sheet Data(2)
Property, plant and equipment, net	$4,056
Goodwill	—
Total assets	$5,624
Long-term debt, net – other than bank (including current portion)	$1,507
Shareholders’ equity	$1,255

(1)	Pro-forma adjustments were made to eliminate all ASB and ASB Hawaii amounts and to remove intercompany eliminations and reclasses with ASB and/or ASB Hawaii, including the removal of $51 million of consolidated ASB Hawaii net income for the year ended December 31, 2014.

(2)	Pro-forma adjustments were made to eliminate all ASB and ASB Hawaii amounts and to remove intercompany eliminations and reclasses with ASB and/or ASB Hawaii, including the removal of the elimination of $2 million of intercompany notes payable to, and $1 million of intercompany accounts receivable from, ASB and/or ASB Hawaii as of December 31, 2014. Also, as of December 31, 2014, the reclass of $4 million of income taxes payable to income taxes receivable was removed.

EQUIVALENT AND COMPARATIVE PER SHARE INFORMATION

The following table sets forth, for the year ended December 31, 2014, selected per share information for NEE common stock on a historical and pro forma combined basis (i.e., as if the merger had been completed at that time) and for HEI common stock on a historical and pro forma equivalent basis. Historical amounts were derived from NEE’s and HEI’s financial statements for the year ended December 31, 2014, the information in the table is unaudited. You should read the table below together with the historical consolidated financial statements and related notes of NEE and HEI contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2014, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 91.

The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue changes or expense efficiencies, among other factors, that could result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the actual results of the combined company would have been had the companies been combined during these periods. The NEE pro forma combined information for the year ended December 31, 2014 combines the historical income per share data of NEE and HEI less HEI’s Bank segment giving effect to the merger with HEI as if the merger had become effective on January 1, 2014, using the acquisition method of accounting. The NEE pro forma combined cash dividends per common share represent NEE’s historical cash dividends per common share. The NEE pro forma combined book value per share was calculated by dividing total combined NEE and HEI common shareholders’ equity by pro forma equivalent common shares. The HEI pro forma equivalent per common share amounts were calculated by multiplying the NEE pro forma combined per share amounts by the exchange ratio of 0.2413.

	NEE		HEI
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
Basic earnings per common share before extraordinary items and discontinued operations
Year ended December 31, 2014	$5.67	$5.63	$1.65	$1.36
Diluted earnings per common share before extraordinary items and discontinued operations
Year ended December 31, 2014	$5.60	$5.55	$1.64	$1.34
Dividends declared per common share
Year ended December 31, 2014	$2.90	$2.90	$1.24	$0.70
Book value per common share
As of December 31, 2014	$45.48	$48.63	$17.47	$11.73

COMPARATIVE STOCK PRICES AND DIVIDENDS

NEE common stock is traded on the NYSE under the symbol NEE and HEI common stock is traded on the NYSE under the symbol HE. The following table presents trading information for NEE and HEI common shares on December 3, 2014, the last trading day before the public announcement of the execution of the merger agreement, and March 20, 2015, the latest practicable trading day before the date of this proxy statement/prospectus.

	NEE Common Stock			HEI Common Stock
Date	High	Low	Close	High	Low	Close
December 3, 2014	$105.35	$104.04	$104.39	$28.31	$28.06	$28.19
March 20, 2015	$106.89	$104.82	$105.99	$33.23	$32.57	$32.93

For illustrative purposes, the following table provides HEI equivalent per share information on each of the specified dates. HEI equivalent per share values are calculated as the product of (i) the NEE per share values and (ii) 0.2413, the exchange ratio.

	Equivalent Per Share Information (1)
Date	High	Low	Close
December 3, 2014	$25.42	$25.10	$25.19
March 20, 2015	$25.79	$25.29	$25.58

(1)	The Equivalent Per Share Information does not include (i) the value of shares of ASB Hawaii which will be distributed to HEI shareholders on a pro rata basis in the bank spin-off and (ii) the special cash dividend.

Market Prices and Dividend Data

The following table sets forth the high and low sales prices of NEE’s and HEI’s common stock as reported on the NYSE and the quarterly cash dividends declared per share in respect of the common stock of each company, for the calendar quarters indicated.

	NEE Common Stock			HEI Common Stock
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
Fiscal Year Ended December 31, 2015:
First Quarter (through March 20, 2015)	$112.64	$97.98	$0.77	$34.83	$31.85	$0.31

Fiscal Year Ended December 31, 2014:
Fourth Quarter	$110.84	$90.33	$0.725	$35.00	$22.70	$0.31
Third Quarter	$102.46	$91.79	$0.725	$26.89	$22.71	$0.31
Second Quarter	$102.51	$93.28	$0.725	$25.65	$23.04	$0.31
First Quarter	$96.13	$83.97	$0.725	$26.80	$24.39	$0.31

Fiscal Year Ended December 31, 2013:
Fourth Quarter	$89.75	$78.97	$0.660	$27.15	$24.51	$0.31
Third Quarter	$88.39	$78.81	$0.660	$27.24	$24.12	$0.31
Second Quarter	$82.65	$74.78	$0.660	$28.30	$23.84	$0.31
First Quarter	$77.79	$69.81	$0.660	$27.92	$25.50	$0.31

Fiscal Year Ended December 31, 2012:
Fourth Quarter	$72.21	$66.05	$0.600	$26.75	$23.65	$0.31
Third Quarter	$72.22	$65.95	$0.600	$29.24	$26.26	$0.31
Second Quarter	$68.96	$61.20	$0.600	$28.87	$24.65	$0.31
First Quarter	$61.21	$58.57	$0.600	$26.79	$24.86	$0.31

RISK FACTORS

In addition to the other information included or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23, you should carefully consider the following risks before deciding how to vote on the proposals set forth in this document. In addition, you should read and consider the risks associated with each of the businesses of NEE and HEI because these risks may also affect the combined company. A description of the material risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2014 for each of NEE and HEI, as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

Risk Factors Relating to the Merger

Because the market price of NEE common stock will fluctuate, HEI shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of HEI common stock (except for shares owned by HEI as treasury stock, shares held by shareholders of HEI who properly exercise dissenters’ rights and any shares owned by NEE, or any of its subsidiaries) will be converted into the right to receive 0.2413 shares of NEE common stock. The market value of the merger consideration will vary from the closing price of NEE common stock on the date NEE and HEI announced the merger, on the date that this proxy statement/prospectus is mailed to HEI shareholders, on the date of the HEI special meeting and on the date the merger is completed and thereafter. Any change in the market price of NEE common stock prior to the completion of the merger will affect the market value of the merger consideration that HEI shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of NEE common stock or shares of HEI common stock. Stock price changes may result from a variety of factors that are beyond the control of NEE and HEI, including, but not limited to, general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the HEI special meeting you will not know the precise market value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of NEE common stock and for shares of HEI common stock.

The market price of NEE common stock after the merger may be affected by factors different from those affecting the market price of HEI common stock currently.

Upon completion of the merger, holders of HEI common stock will become holders of NEE common stock. NEE’s business differs in important respects from that of HEI, and, accordingly, the results of operations of the combined company and the market price of NEE common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of NEE and HEI. For a discussion of the businesses of NEE and HEI and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

The completion of the merger is subject to the receipt of consents and approvals from government entities, which may impose conditions that could have an adverse effect on NEE or HEI or could cause either NEE or HEI to abandon the merger.

NEE and HEI are unable to complete the merger until after the applicable waiting period under the HSR Act expires or terminates and approvals are received from the FCC, FERC and the HPUC. Regulatory entities may oppose the merger or impose certain requirements or obligations as conditions for their approval or in connection with their review. Regulatory approvals of the merger may not be obtained on a timely basis or at all, and such approvals may include conditions that could be detrimental or result in the abandonment of the merger.

The merger agreement may require NEE to accept certain conditions from these regulators that could adversely impact NEE after the merger without either of NEE or HEI having the right to refuse to close the merger on the basis of those regulatory conditions, except that NEE is generally not required, and HEI is generally not permitted without NEE’s prior approval, to take any action or accept any condition that, individually or in the aggregate, results in, or would reasonably be expected to result in, a material adverse effect on either NEE or HEI, as applicable. Neither NEE nor HEI can provide any assurance that they will obtain the necessary approvals or that any required conditions will not have a material adverse effect on NEE following the merger. In addition, NEE and HEI can provide no assurance that these conditions will not result in the abandonment of the merger. See “The Merger — Regulatory Approvals Required for the Merger” beginning on page 54 and “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 66.

In addition, the merger agreement requires that the bank spin-off be completed on the date of completion of the merger but prior to the effective time of the merger. A determination by the Federal Reserve Board that HEI will no longer be deemed to control ASB Hawaii or American Savings Bank after the bank spin-off, and completion of the bank spin-off is therefore an effective condition to the completion of the merger.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of HEI.

If the merger is not completed, the ongoing business of HEI may be adversely affected and HEI will be subject to several risks, including the following:

•	having to pay certain costs relating to the proposed merger and bank spin-off, such as legal, accounting, financial advisor, filing, printing and mailing fees;

•	focusing HEI’s management on the merger, which could lead to the disruption of HEI’s ongoing business or inconsistencies in its services, standards, controls, procedures and policies, any of which could adversely affect the ability of HEI to maintain relationships with customers, regulators, vendors and employees, or could otherwise adversely affect the business and financial results of HEI, without realizing any of the benefits of having the merger completed; and

•	focusing HEI’s management on the merger instead of on pursuing other opportunities that could be beneficial to HEI, without realizing any of the benefits of having the merger completed.

In addition to the above risks, HEI may be required, under certain circumstances, to pay to NEE a termination fee of $90 million, plus NEE’s expenses up to $5 million.

If the merger is not completed, HEI cannot assure its shareholders that these risks will not materialize and will not materially affect its business, financial results and stock price.

The merger agreement contains provisions that could discourage a potential competing acquirer of HEI or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to certain exceptions, restrict HEI’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of HEI. In addition, NEE generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposal that may be made before the HEI board is permitted to withdraw or qualify its recommendation. In some circumstances on termination of the merger agreement, HEI may be required to pay to NEE a termination fee of $90 million plus NEE’s expenses up to $5 million. See “The Merger Agreement — No Solicitation of Alternative Proposals” beginning on page 67, “— Termination of the Merger Agreement” beginning on page 69 and “— Expenses and Termination Fees” beginning on page 69.

These provisions, which the HEI board regards as customary for transactions for this type, could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of HEI from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The pendency of the merger could adversely affect the business and operations of HEI.

In connection with the pending merger, some customers or vendors of HEI’s utilities may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of HEI, regardless of whether the merger is completed. Similarly, current and prospective employees of HEI and its utilities may experience uncertainty about their future roles following the merger, which may materially adversely affect the ability of HEI and its utilities to attract and retain key personnel during the pendency of the merger. In addition, due to operating covenants in the merger agreement, HEI and its utilities may be unable, during the pendency of the merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing or other specified transactions or pursue actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Certain directors and executive officers of HEI may have interests in the merger that may differ from, or be in addition to, the interests of HEI shareholders.

Executive officers of HEI negotiated the terms of the merger agreement with their counterparts at NEE, and the HEI board determined that entering into the merger agreement was in the best interests of HEI and its shareholders, declared the merger agreement advisable and recommended that HEI shareholders approve the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that HEI’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of HEI shareholders. For a detailed discussion of the special interests that HEI’s directors and executive officers may have in the merger, please see “The Merger — Interests of HEI’s Directors and Executive Officers in the Merger” beginning on page 57.

HEI shareholders will have a reduced ownership and voting interest in the combined company.

HEI shareholders currently have the right to vote in the election of directors of HEI and on certain other matters affecting HEI. Following the merger, each HEI shareholder will become a shareholder of NEE with a percentage ownership of the combined company that is much smaller than the shareholder’s percentage ownership of HEI. It is expected that the former shareholders of HEI as a group will own less than 6.0% of the outstanding shares of NEE immediately after the completion of the merger. Because of this, HEI’s shareholders, as a group, will have substantially less influence on the management and policies of NEE than they now have, as a group, with respect to the management and policies of HEI.

NEE expects to incur substantial expenses related to the merger.

NEE expects to incur relatively significant expenses in connection with completing the merger. While NEE has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time.

Following the merger, NEE may be unable to successfully integrate HEI’s business.

NEE and HEI currently operate as independent public companies. After the merger, NEE will be required to devote significant management attention and resources to integrating HEI’s business. Potential difficulties NEE may encounter in the integration process include the following:

•	the complexities associated with integrating HEI and its utility business, while at the same time continuing to provide consistent, high quality services;

•	the additional complexities of integrating a company with different core services, markets and customers;

•	the inability to retain key employees;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the merger and integrating HEI’s utility business.

For these reasons, you should be aware that it is possible that the integration process following the merger could result in the distraction of NEE’s management, the disruption of NEE’s ongoing business or inconsistencies in its services, standards, controls, procedures and policies, any of which could adversely affect the ability of NEE to maintain relationships with customers, vendors and employees or could otherwise adversely affect the business and financial results of NEE.

NEE and HEI may be materially adversely affected by negative publicity related to the proposed merger and in connection with other matters.

From time to time, political and public sentiment in connection with the proposed merger and in connection with other matters may result in a significant amount of adverse press coverage and other adverse public statements affecting NEE and HEI. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of NEE’s and HEI’s respective businesses.

Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of NEE and HEI, on the morale and performance of their employees and on their relationships with their respective regulators. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on NEE’s and HEI’s respective business, financial condition, results of operations and prospects.

NEE has goodwill and other intangible assets on its balance sheet, and these amounts will increase as a result of the merger. If its goodwill or other intangible assets become impaired in the future, NEE may be required to record a significant, non-cash charge to earnings and reduce its shareholders’ equity.

Under GAAP, intangible assets are reviewed for impairment on an annual basis or more frequently whenever events or circumstances indicate that its carrying value may not be recoverable. If NEE’s intangible assets, including goodwill as a result of the merger, are determined to be impaired in the future, NEE may be required to record a significant, non-cash charge to earnings during the period in which the impairment is determined.

The fairness opinion obtained by the HEI board from its financial advisor, J.P. Morgan, will not reflect changes in circumstances between signing the merger agreement and completion of the merger.

The opinion, dated December 3, 2014, of J.P. Morgan, the financial advisor to HEI’s board, is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Developments after the date of J.P. Morgan’s opinion may affect the opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion. J.P. Morgan is not providing an opinion as to the fairness, from a financial point of view, of the exchange ratio in the proposed merger as of any date other than the date of its opinion. For a description of J.P. Morgan’s opinion, see the section entitled “The Merger — Opinion of HEI’s Financial Advisor” beginning on page 44. For a description of factors considered by the HEI board in determining to approve the merger, see the section entitled “The Merger — HEI’s Reasons for the Merger and Recommendation of HEI’s Board of Directors” beginning on page 35.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain certain forecasts and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, competitive positions, growth opportunities, plans and objectives of the management of each of NEE and HEI, the merger and the markets for NEE and HEI common stock and other matters. Statements in this proxy statement/prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of NEE and HEI, wherever they occur in this proxy statement/prospectus or the documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective managements of NEE and HEI and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference into this proxy statement/prospectus.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in NEE’s and HEI’s filings with the SEC, including their respective Annual Reports on Form 10-K for 2014. These important factors also include those set forth under “Risk Factors,” beginning on page 18, as well as, among others, risks and uncertainties relating to:

•	the ability of the parties to timely and successfully receive the required approvals for or in connection with the merger from (i) the shareholders of HEI and (ii) regulatory agencies free of conditions that could cause HEI and NEE to abandon the merger;

•	the risk that a condition to closing of the merger or completion of the bank spin-off may not be satisfied;

•	the timing to consummate the proposed merger and the expected timing of the completion of the bank spin-off;

•	the possibility that the anticipated benefits from the merger cannot be fully realized or may take longer to realize than expected;

•	the possibility that costs, difficulties or disruptions related to the integration of HEI’s operations into NEE will be greater than expected;

•	the ability of NEE to retain and hire key personnel;

•	continued access to credit markets on acceptable terms;

•	the outcome of pending litigation, including litigation relating to the merger agreement that could delay or impede the completion of the merger;

•	changes in the future cash requirements of NEE following the merger, whether caused by unanticipated increases in capital expenditures or otherwise;

•	general market, labor and economic and related uncertainties; and

•	the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity.

Due to these risks and uncertainties, there can be no assurances that the results anticipated by the forward-looking statements of NEE or the forecasts or other forward-looking statements of HEI will occur, that their respective judgments or assumptions will prove correct, or that unforeseen developments will not occur. Accordingly, you are cautioned not to place undue reliance upon any forecasts or other forward-looking statements of NEE or HEI, which speak only as of the date made. Except as may be required by law, NEE and HEI undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

THE COMPANIES

HEI

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900

Honolulu, Hawaii 96813

(808) 543-5662

HEI was incorporated in 1981 under the laws of the State of Hawaii and is a holding company with its principal subsidiaries engaged in electric utility and banking businesses operating in the State of Hawaii. HEI’s predecessor, Hawaiian Electric, was incorporated under the laws of the Kingdom of Hawaii (now the State of Hawaii) on October 13, 1891. Today, HEI is the largest public company in the State of Hawaii, with consolidated revenues of approximately $3.2 billion.

Hawaiian Electric and its operating utility subsidiaries, Hawaii Electric Light Company, Inc. and Maui Electric Company, Limited, are regulated electric public utilities. Hawaiian Electric and its subsidiaries collectively have approximately 2,800 employees, approximately 1,780 megawatts of generating capacity, and provide electric service for approximately 450,000 customers (or 95 percent of residents of the State of Hawaii) as of year-end 2014.

HEI also currently owns ASB Hawaii (a holding company) and its wholly owned subsidiary, American Savings Bank. American Savings Bank is one of the largest full-service financial institutions in the State of Hawaii, with over $5 billion in assets, over $4 billion in deposits, and 56 branches as of year-end 2014. American Savings Bank is a federally-chartered savings association that is supervised by the Office of the Comptroller of the Currency.

Additional information about HEI and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 91.

NEE

NextEra Energy, Inc.

700 Universal Boulevard

Juno Beach, Florida 33408

(561) 694-4000

NextEra Energy, Inc. (NEE) is a leading clean energy company with consolidated revenues of approximately $17.0 billion, approximately 44,900 megawatts of generating capacity, and approximately 13,800 employees in 27 states and Canada as of year-end 2014. Headquartered in Juno Beach, Fla., NextEra Energy’s principal subsidiaries are Florida Power & Light Company, which serves approximately 4.7 million customer accounts in Florida and is one of the largest rate-regulated electric utilities in the United States, and NextEra Energy Resources, LLC, which, together with its affiliated entities, is the largest generator in North America of renewable energy from the wind and sun.

NEE has been recognized often by third parties for its efforts in sustainability, corporate responsibility, ethics and compliance, and diversity, and has been named No. 1 overall among electric and gas utilities on Fortune’s list of “World’s Most Admired Companies” for eight consecutive years, which is an unprecedented achievement in its industry.

Additional information about NEE and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 91.

Merger Sub I

NEE Acquisition Sub II, Inc. (which we refer to as Merger Sub I), a wholly owned subsidiary of NEE, is a Delaware corporation formed on November 25, 2014 for the purpose of effecting the merger.

Merger Sub I has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Merger Sub II

NEE Acquisition Sub I, LLC (which we refer to as Merger Sub II), a wholly owned subsidiary of NEE, is a Delaware limited liability company formed on November 25, 2014 for the purpose of effecting the merger.

Merger Sub II has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

THE HEI SPECIAL MEETING

Date, Time and Place

The special meeting of HEI shareholders is scheduled to be held on HEI’s premises in Room 805 on the eighth floor of the American Savings Bank Tower, located at 1001 Bishop Street, Honolulu, Hawaii, on May 12, 2015, at 9:30 a.m., Honolulu time.

Purpose of the HEI Special Meeting

The special meeting of HEI shareholders is being held:

•	to approve the Agreement and Plan of Merger, dated as of December 3, 2014, by and among HEI, Merger Sub I, Merger Sub II and NEE, pursuant to which Merger Sub I will be merged with and into HEI, and, immediately thereafter, HEI will be merged with and into Merger Sub II, with Merger Sub II surviving and each outstanding share of common stock of HEI will be converted into the right to receive 0.2413 shares of NEE common stock, with cash paid in lieu of fractional shares;

•	to approve, on a non-binding advisory basis, the compensation to be paid to HEI’s named executive officers that is based on or otherwise relates to the merger, discussed under the heading “The Merger — Interests of HEI’s Directors and Executive Officers in the Merger — Potential Payments upon a Termination in Connection with a Change in Control” beginning on page 60; and

•	to vote to adjourn the special meeting, if necessary or appropriate, in the view of the HEI board, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to approve the merger agreement.

Recommendations of the Board of Directors of HEI

The board of directors of HEI has determined that entering into the merger agreement is in the best interests of HEI and its shareholders and declared the merger agreement advisable. For a description of factors considered by the HEI board in determining to approve the merger, see the section entitled “The Merger — HEI’s Reasons for the Merger and Recommendation of HEI’s Board of Directors” beginning on page 35 of this proxy statement/prospectus.

The HEI board recommends that you vote (i) “FOR” the merger proposal, (ii) “FOR” the merger-related compensation proposal and (iii) “FOR” the adjournment proposal.

Record Date; Stock Entitled to Vote

Only holders of record of shares of HEI common stock at the close of business on March 23, 2015 are entitled to notice of, and to vote at, the special meeting and at any adjournment or postponement of the special meeting. We refer to this date as the record date for the meeting. A complete list of shareholders of record of HEI entitled to vote at the special meeting will be available for the 10 days before the special meeting at HEI’s executive offices and principal place of business at 1001 Bishop Street, Suite 2900, Honolulu, Hawaii 96813 for inspection by shareholders of HEI during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any shareholder of HEI of record present at the special meeting.

As of the record date for HEI’s special meeting, the directors and executive officers of HEI as a group owned and were entitled to vote 867,858 shares of the common stock of HEI, or approximately 0.81% of the outstanding shares of the common stock of HEI on that date. HEI currently expects that its directors and executive officers will vote their shares in favor of approval of the merger agreement, but none of HEI’s directors or executive officers have entered into any agreement obligating them to do so.

Quorum

A quorum requires the presence, in person or by proxy, of the holders of a majority of the shares of HEI common stock outstanding and entitled to vote. A quorum is needed to conduct the votes on the merger proposal and the merger-related compensation proposal.

Required Vote

The merger proposal requires the affirmative vote of the holders of 75% of the outstanding shares of HEI common stock.

The merger-related compensation proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Since the vote on the merger-related compensation proposal is non-binding, if the merger agreement is approved by our shareholders and the merger is completed, the compensation that is the subject of the merger-related compensation proposal, which includes amounts we are contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote.

The adjournment proposal will be approved if more votes are cast in favor of the proposal than against the proposal.

Abstentions and Broker Non-Votes

Your failure to vote, or failure to instruct your broker, bank or nominee to vote, or your abstention from voting, will have the same effect as a vote against the merger proposal, but will not be counted as a vote “for” or “against” the adjournment proposal or the merger-related compensation proposal.

Voting at the Special Meeting

Whether or not you plan to attend the special meeting, please promptly vote your shares of HEI common stock by proxy to ensure your shares are represented at the meeting. You may also vote in person at the special meeting.

Voting in Person

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares of HEI common stock are held in “street name,” which means your shares of HEI common stock are held of record by a broker, bank or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder (your broker, bank or nominee) of the shares of HEI common stock authorizing you to vote at the special meeting.

Voting by Proxy

You should vote your proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

Your enclosed proxy card includes specific instructions for voting your shares of HEI common stock. HEI’s electronic voting procedures are designed to authenticate your identity and to ensure that your votes are accurately recorded. When the accompanying proxy is returned properly executed, the shares of HEI common stock represented by it will be voted at the special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

If you return your signed proxy card without indicating how you want your shares of HEI common stock to be voted with regard to a particular proposal, your shares of HEI common stock will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the special meeting and cannot be voted.

If your shares of HEI common stock are held in an account with a broker, bank or other nominee, you have received a separate voting instruction card in lieu of a proxy card and you must follow those instructions in order to vote.

Changing or Revoking Your Proxy or Voting Instructions

You have the power to change your vote (i.e., revoke your proxy) at any time before your proxy is voted at the special meeting. You can revoke your proxy or voting instructions in one of four ways:

•	you can submit a properly signed proxy card with a later date;

•	you can send a signed notice of revocation;

•	you can vote again by telephone or Internet until 11:59 p.m. on May 11, 2015;

•	if you are a holder of record of HEI common stock on the record date for the special meeting, you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given; or

•	if your shares of HEI common stock are held in an account with a broker, bank or other nominee, you must follow the instructions on the voting instruction card you received in order to change or revoke your instructions.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by HEI’s Corporate Secretary at P.O. Box 730, Honolulu, Hawaii 96808-0730 no later than the beginning of the special meeting.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the special meeting will be borne by HEI. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of HEI, without additional remuneration, by personal interview, telephone, facsimile or otherwise. HEI will also request brokers, banks and nominees to forward proxy materials to the beneficial owners of shares of HEI common stock held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. HEI has retained D.F. King & Co., Inc. to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $17,500, plus reasonable expenses, for these services.

THE MERGER

Effects of the Merger

At the effective time of the merger, Merger Sub I, a wholly owned subsidiary of NEE formed for the purpose of effecting the merger, will merge with and into HEI. Immediately thereafter, HEI will merge with and into Merger Sub II, a wholly owned subsidiary of NEE formed for the purpose of effecting the merger. Merger Sub II will be the surviving company in the merger. Therefore, upon the completion of the merger, Hawaiian Electric, HEI’s wholly owned electric utility subsidiary, will become a wholly owned subsidiary of NEE.

In the merger, each outstanding share of common stock of HEI will be converted into the right to receive 0.2413 shares of NEE common stock, with cash paid in lieu of the issuance of fractional shares of NEE common stock.

See “Comparison of Shareholder Rights” beginning on page 79 for a summary of the material differences between the rights of holders of NEE common stock and the rights of holders of HEI common stock.

Background of the Merger

The HEI board regularly reviews its business strategy and strategic alternatives with the goal of enhancing shareholder value. In connection with these reviews, the HEI board has regularly assessed whether shareholder value could be enhanced through a spin-off or a sale of either ASB Hawaii or Hawaiian Electric, as well as the viability of potential business combinations of HEI with other companies. In these assessments, the HEI board has recognized certain key constraints. For example, the HEI board has noted that a cash sale by HEI of either ASB Hawaii or Hawaiian Electric would result in a significant tax cost to HEI and would thereby be detrimental to the goal of enhancing shareholder value. In addition, a tax free disposition by HEI of either ASB Hawaii or Hawaiian Electric in exchange for shares of a publicly traded company would not be commercially feasible, as holding the shares of another public company would be commercially impracticable and a distribution of the shares to HEI’s shareholders would result in a significant tax cost to HEI (which would be detrimental to the goal of enhancing shareholder value). The HEI board has also recognized that a spin-off of either ASB Hawaii or Hawaiian Electric, without a subsequent business combination with another party, would have significant negative consequences from a capital management perspective, particularly in light of HEI’s parent-level indebtedness. Furthermore, with respect to business combinations involving HEI itself, the HEI board has recognized that, while HEI’s ownership of ASB Hawaii is grandfathered under current laws, other utilities and financial buyers would, without themselves becoming bank holding companies, be prohibited from acquiring or owning ASB Hawaii, and that the tax consequences to HEI and its shareholders, and the other party in the business combination, of any spin-off of ASB Hawaii in connection with such a transaction would be a significant consideration. In light of these factors, the HEI board has focused on enhancing shareholder value through a commitment to operational excellence and financial strength in both its banking and utility operations, including executing on Hawaiian Electric’s multi-year renewable energy growth plans.

The board of directors and management of NEE became more familiar with HEI through NEE’s involvement with energy projects in Hawaii in 2011, including potential solar and wind generation and undersea cable projects and, later, battery storage projects. In May 2014, Mr. James L. Robo, Chairman and Chief Executive Officer of NEE, requested a meeting with Ms. Constance H. Lau, President and Chief Executive Officer of HEI. At their meeting, Mr. Robo and Ms. Lau discussed topics of mutual interest in the utility industry, and Mr. Robo expressed his view that a potential merger of HEI with NEE could allow NEE to apply its operational expertise and access to capital to HEI’s utility business with benefits for both NEE and HEI, including in connection with Hawaiian Electric’s clean energy growth plans. Mr. Robo presented Ms. Lau with a preliminary, confidential written proposal valuing HEI in its entirety (including both Hawaiian Electric and American Savings Bank) at $30.00 per HEI share, with the merger consideration to consist of either cash or NEE common stock at HEI’s option. The preliminary proposal further stated that NEE understood that American Savings Bank could not be part of the transaction and that NEE had been developing plans to transfer the bank from under HEI’s control in connection with the closing of any potential NEE/HEI transaction. Ms. Lau advised that she would discuss NEE’s preliminary proposal with the HEI board at an upcoming meeting.

At the regularly scheduled HEI annual board retreat on June 16–18, 2014, Ms. Lau and other members of HEI’s management provided an overview of NEE’s preliminary proposal to the HEI board. Following discussion, management committed to provide a more detailed analysis to the HEI board in July. Over the course of the next several weeks, HEI’s management met with financial and legal advisors and reviewed and analyzed the terms of a potential transaction with NEE and clarified certain aspects of the preliminary proposal with NEE’s management.

On July 21, 2014, the HEI board met, together with management and representatives of J.P. Morgan and Skadden. At the meeting, the HEI board approved the engagement of J.P. Morgan as financial adviser and Skadden as legal counsel. Representatives of Skadden provided advice on certain legal matters. Representatives of J.P. Morgan provided the HEI board with an overview of NEE from a financial perspective, and HEI’s management provided additional analysis concerning HEI’s valuation and a more detailed analysis of NEE’s preliminary proposal, including additional clarifications obtained from NEE’s management. Representatives of J.P. Morgan also reviewed other potential strategic alternatives for HEI, including potential acquirers of HEI’s utility business or bank business, and considerations concerning HEI remaining a standalone company. The HEI board, together with HEI’s management and representatives of J.P. Morgan, discussed the benefits and risks of contacting third parties who might have an interest in engaging in a strategic transaction with HEI. Following discussion, the HEI board authorized HEI’s management to communicate to NEE that the amount of the proposed merger consideration was insufficient but that if NEE would be willing to consider increasing the proposed merger consideration, HEI would be willing to enter into a confidentiality agreement and allow the commencement of due diligence to support an increase in proposed merger consideration.

During late July 2014, HEI and NEE and their counsel negotiated the terms of a confidentiality and standstill agreement to facilitate discussion of a transaction and business due diligence between the parties. On August 2, 2014, HEI and NEE executed the confidentiality agreement. The parties exchanged initial requests and proposed schedules for documentary and management meeting due diligence.

During this period, HEI considered possible alternatives for the separation of American Savings Bank from HEI contingent upon an acquisition of HEI by NEE. Among the alternatives considered were a spin-off of American Savings Bank or ASB Hawaii to HEI’s shareholders and a potential sale of American Savings Bank for cash. HEI weighed strategic, logistical, regulatory, tax and other considerations in connection with the potential alternative strategies.

On August 8, 2014, the HEI board met, together with senior management, and discussed the progress in discussions with NEE. The HEI board and management also discussed proposed next steps in the negotiations with NEE, including the delivery of a high level term sheet of proposed transaction terms to NEE.

On August 11, 2014, Mr. James A. Ajello, Executive Vice President and Chief Financial Officer of HEI, delivered a letter to Mr. Moray Dewhurst, Vice Chairman and Chief Financial Officer of NEE, reiterating the need for NEE to increase the value of its proposal and attaching initial diligence information with respect to American Savings Bank and Hawaiian Electric and a term sheet with respect to certain high level terms of a possible transaction between NEE and HEI. The proposed terms addressed the separation of American Savings Bank, with HEI’s obligation to separate American Savings Bank to be conditioned on the successful completion of an NEE/HEI combination. The proposal specified that the operational headquarters of HEI’s utility business would remain in Honolulu, Hawaii and expressed the need for commitments by NEE relating to employee job protections in connection with the merger and the maintenance of HEI’s historic levels of community involvement and charitable contributions. Finally, HEI proposed a strong commitment to obtaining regulatory approvals for the proposed transaction and the payment by NEE of a termination fee if regulatory approvals were not obtained.

Following the letter, Mr. Ajello, Mr. Richardson, General Counsel of HEI, and Mr. Sieving, General Counsel of NEE, discussed the proposed terms of the potential transaction. Mr. Ajello noted that, while the merger consideration proposed in the potential transaction was not acceptable to the HEI board, it did view the proposed transaction as worthy of further consideration if NEE would agree to consider improved terms and, if so, indicated that HEI would devote significant resources to advance mutual due diligence. Mr. Ajello and Mr. Sieving also discussed the proposed schedule for mutual due diligence.

Throughout the remainder of August and during September and October, NEE and HEI conducted mutual due diligence with respect to each other’s businesses through exchange of documents and a series of management discussions, covering the potential regulatory, shareholder and other approvals, HEI’s utility business, legal and other regulatory matters, tax matters, employee benefit matters and other customary diligence topics. NEE also conducted diligence with respect to HEI’s banking business aimed at understanding whether there might be any significant obstacles to a separation of HEI and American Savings Bank. HEI expressed its views that a spin-off of American Savings Bank to HEI’s shareholders presented lower execution risk and would have greater certainty of completion from a regulatory perspective than a sale of American Savings Bank. HEI viewed a sale of American Savings Bank as presenting greater execution risk because, unlike a spin-off, a sale would necessarily condition success of the merger with NEE on the willingness of a third party to enter into and complete a transaction on terms acceptable to HEI. Among other things, a sale of American Savings Bank would require the third-party acquirer to obtain bank regulatory approvals in a comprehensive and potentially lengthy application process. The bank regulatory approval process for a sale of American Savings Bank to a third party would be different than in connection with a spin-off, would involve considerations related to the third-party acquirer’s financial condition, managerial resources, and compliance status, and could take substantially longer to complete than a spin-off.

In late August 2014, Mr. Dewhurst delivered a letter to Mr. Ajello acknowledging HEI’s preference to separate American Savings Bank through a spin-off to HEI shareholders in connection with any transaction and proposing that NEE would pay HEI shareholders $24.50 for each share of HEI common stock, in cash or NEE stock at HEI’s election, with HEI’s bank business to be spun off to HEI’s shareholders immediately prior to completion of the NEE/HEI transaction. NEE also indicated that it would be willing to absorb up to $130 million of the corporate tax liability resulting from the spin-off of American Savings Bank. The letter also discussed NEE’s commitments regarding job protections and obtaining necessary regulatory approvals.

In late August 2014, Mr. Dewhurst and Mr. Ajello discussed by telephone the terms of NEE’s letter, with Mr. Ajello indicating that HEI would be seeking improved financial terms. In mid-September, Mr. Ajello advised Mr. Dewhurst that after internal discussions among HEI’s management and directors, and with the understanding that HEI continued to seek enhanced financial terms, HEI was prepared to move forward with discussions. During September 2014, discussions continued between the parties and their advisors regarding diligence matters and the financial, tax and legal aspects of a potential transaction. The discussions focused on a potential all-stock transaction in which the receipt by HEI shareholders of NEE common stock as merger consideration, as well as the receipt by HEI shareholders of stock of the bank or its holding company in a spin-off, was expected to be tax-free to those shareholders.

On September 5, 2014, the HEI board met, together with management and representatives of J.P. Morgan and Skadden. Mr. Ajello provided an update on the ongoing negotiations with NEE, and J.P. Morgan provided an updated valuation analysis based on NEE’s revised proposal. The HEI board, together with HEI’s management and representatives of J.P. Morgan and Skadden, also engaged in further discussion of the benefits and risks of contacting third parties who might have an interest in engaging in a strategic transaction with HEI. The HEI board concluded, in light of the proposed merger consideration and the regulatory approvals required to complete a transaction, that the likelihood of securing a superior proposal was low, from both a financial and a deal certainty perspective. At the same time, the HEI board concluded that the risk of leaks arising from a broader sale process was high and that any such leaks would likely have a negative effect on HEI’s ability to successfully negotiate the potential transaction with NEE, as well as negative effects on HEI’s utility business and bank business, particularly in light of HEI’s unique circumstances in the Hawaii community and the regulated nature of its businesses. In light of these considerations, and following discussion of various other matters, including potential forms of consideration for any transaction with NEE, the HEI board authorized management to enter into further due diligence and negotiations with NEE to seek enhanced value and to negotiate the terms of a potential merger agreement with NEE. The HEI board also instructed management to analyze the required regulatory approvals for the merger and the plans for obtaining those approvals, as well as to evaluate further the impact of the transaction on HEI’s non-shareholder constituencies, including customers, employees and the State of Hawaii generally.

Following this board meeting, management of HEI and NEE continued to negotiate the terms of the proposed transaction. On September 11, 2014, NEE communicated a revised proposal to HEI, in which NEE would pay HEI shareholders $25.00 per share of HEI common stock and HEI’s bank business would be spun off to HEI’s shareholders. NEE further agreed that it would bear the full expected corporate tax liability resulting from the bank spin-off.

In late September 2014, representatives of HEI provided representatives of NEE with a draft merger agreement with respect to the proposed transaction. During late September and early October 2014, the parties negotiated the terms of the proposed merger agreement with the assistance of their respective counsels.

On October 16, 2014, the board of directors of NEE met near NEE’s Florida headquarters, together with representatives of Citigroup, NEE’s financial advisors with respect to the transaction, and a representative of Wachtell, NEE’s counsel with respect to the transaction. Mr. Robo and senior NEE management reviewed written materials previously provided to the directors, engaged in a detailed discussion regarding the proposed transaction with the directors and, together with their advisors, responded to questions from the directors. They also presented and discussed with the directors information about HEI and its Hawaii markets, the strategic and business rationale for a combination, the expected financial impact of the transaction on NEE, the various risks related to a transaction, NEE management’s view of the tenor and progress of the discussions with HEI and the potential terms and conditions of the transaction, including discussions regarding price. Following discussion, the NEE board of directors authorized NEE management to proceed with the proposed transaction at a valuation of up to $25.50 per HEI share.

On October 20, 2014, the board of directors of HEI met to discuss, among other matters, the terms of the proposed transaction with NEE, with Mr. Robo and other members of NEE’s senior management also in attendance for a portion of the meeting. Representatives of J.P. Morgan and Skadden were also present. Prior to the arrival of NEE’s representatives at the meeting, the HEI board engaged in a discussion with members of management and representatives of J.P. Morgan and Skadden regarding various aspects of the proposed transaction, including NEE’s dividend history and its future prospects.

The HEI board also continued its discussions from prior meetings with respect to the likelihood that outreach to other potential bidders would result in a superior proposal. In this regard, the HEI board discussed with management, J.P. Morgan and Skadden whether a superior offer would be likely to emerge if third parties were contacted to gauge their interest in a potential transaction with HEI. J.P. Morgan reviewed potential third parties, explaining that the likelihood of a superior offer was low, both from a financial perspective and a deal certainty perspective. In this regard, the HEI board and its advisers considered that the amount of HEI’s parent-level debt that would need to be assumed in any transaction and the tax liability that would result from a disposition of ASB Hawaii would make a transaction less attractive for potential buyers. Further, it was discussed that the merger agreement being negotiated with NEE contained “fiduciary out” provisions, subject to an appropriate termination fee (the amount of which remained subject to negotiation) if the Board decided, after an executed agreement were in place with NEE, to accept an unsolicited offer for an alternative transaction that was superior to the NEE merger. The benefits of pre-signing outreach to other potential bidders were thus considered low, while the risks of such outreach discussed above continued to be viewed as high, including the risk that premature disclosure of HEI’s consideration of the potential transaction could have a negative effect both on the potential transaction itself and on HEI’s businesses.

During the portion of the meeting for which they were present, Mr. Robo and other members of NEE’s senior management presented an overview of NEE’s business to the HEI board. Mr. Robo also addressed NEE’s proposed approach to doing business in Hawaii, including NEE’s proposed commitment to developing Hawaii’s energy future, and to obtaining the requisite regulatory approvals for the proposed transaction. Following the departure of NEE representatives from the meeting, HEI’s management provided an update with respect to the trading of NEE and HEI common stock, and representatives of Skadden summarized the principal terms of the draft merger agreement. In this regard, it was noted that the merger agreement remained open as to whether the merger consideration to be received by HEI shareholders would be fixed at a specific dollar value or whether it would be fixed at a specific exchange ratio, and the HEI board discussed the relative merits of each approach. Following the discussion, J.P. Morgan provided a detailed overview of its utility valuation analysis.

On October 21, 2014, senior executives of HEI and NEE met together with their respective counsel from Skadden and Wachtell. The parties discussed several aspects of the proposed merger and of the draft merger agreement, including interim operating covenants, representations and warranties and the provisions governing seeking regulatory and shareholder approvals for the transaction and termination fees. Thereafter, Messrs. Robo and Dewhurst and Ms. Lau and Mr. Ajello discussed the parties’ strategy for successfully obtaining approval for the proposed transaction and the extent of NEE’s potential commitments to the HPUC in that regard.

On November 5, 2014, the HEI board met, together with senior management and representatives of J.P. Morgan, Skadden and HEI’s proxy solicitor. Management updated the HEI board regarding the status of negotiations with NEE, including NEE’s position that the transaction be undertaken on the basis of a fixed exchange ratio. Following discussion, a representative of HEI’s proxy solicitor provided the HEI board with an overview of HEI’s shareholder base and the proxy solicitation process that would be undertaken in the event an agreement were reached with NEE. In addition, representatives of J.P. Morgan provided the HEI board with a detailed update of its valuation analysis of HEI’s bank business.

Through mid-November, HEI and NEE continued to discuss the level and calculation of the proposed merger consideration. In addition, HEI proposed that it would pay a special cash dividend to HEI shareholders immediately prior to completion of the proposed merger. NEE agreed that HEI could pay such a special cash dividend in the amount of $0.25 per share without impacting the merger consideration. Following further discussion, HEI continued to seek an increase in the merger consideration and proposed increasing the special cash dividend to $0.50 per share. NEE indicated that the increased special cash dividend was acceptable to NEE. In the context of these discussions, HEI also acceded to NEE’s position that the merger consideration be determined by a fixed exchange ratio, while NEE agreed to HEI’s position that the fixed exchange ratio should be calculated based on the twenty day volume weighted average price of NEE common stock as of the day prior to the signing of the merger agreement.

The HEI board met on November 18, 2014, together with management and representatives of J.P. Morgan and Skadden. Following an update from management on the status of negotiations with NEE, the independent directors met in executive session with representatives of J.P. Morgan and Skadden, without HEI’s management being present. Representatives of J.P. Morgan updated the HEI board with respect to its valuation analyses of HEI’s utility and bank businesses. J.P. Morgan also described for the independent directors the process undertaken by management in negotiating the proposed transaction and the process undertaken by J.P. Morgan for purposes of rendering a fairness opinion. Following discussion, the independent directors engaged in a detailed discussion with representatives of J.P. Morgan and Skadden regarding how HEI’s shareholders and other constituencies would benefit from the terms of the proposed transaction with NEE. The independent directors also discussed again the advisability of contacting third parties who might be interested in a transaction with HEI, with the conclusion that there was a very low likelihood of there being any such interested parties or that such outreach would result in a superior proposal, and that, in any event, the draft merger agreement preserved the ability of the HEI board to consider superior offers in the event that any interested parties were to emerge following execution of the merger agreement. At the conclusion of the executive session, the HEI board engaged in further discussion of the proposed merger with management.

Through the end of November, HEI and NEE continued to negotiate the terms of the merger agreement. Following further discussions regarding the merger consideration, NEE indicated that it was unwilling to increase the proposed merger consideration above $25.00 in NEE stock per HEI common share in light of its acceptance of HEI’s proposed special cash dividend to HEI shareholders of $0.50 per share. On December 2, 2014, the parties agreed to embody the proposed merger consideration to HEI shareholders in a fixed exchange ratio of 0.2413 shares of NEE common stock for each outstanding share of HEI common stock, which was derived by dividing the agreed upon $25.00 per HEI common share merger consideration by the volume weighted average price of NEE common stock for the twenty trading days ended December 2, 2014.

On December 3, 2014, the HEI board met, together with management and representatives of J.P. Morgan and of Skadden. Representatives of Skadden provided advice on certain legal matters. HEI’s management then updated the HEI board with respect to the final calculation of the proposed exchange ratio. Representatives of J.P. Morgan then reviewed with the board of directors J.P. Morgan’s financial analyses regarding the proposed transaction with NEE based on the proposed exchange ratio, following which the representatives of J.P. Morgan delivered to the HEI board the oral opinion of J.P. Morgan that, as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the HEI shareholders. J.P. Morgan subsequently confirmed this opinion in writing. See “ — Opinion of HEI’s Financial Advisor” beginning on page 44. J.P. Morgan’s fairness opinion was limited to the exchange ratio and did not take into account the value of either the special cash dividend or the shares of ASB Hawaii to be distributed to HEI’s shareholders in the bank spin-off. Following discussion, the HEI board unanimously declared that the merger agreement and the merger with NEE were advisable and in the best interests of HEI’s shareholders, adopted the merger agreement and recommended that HEI’s shareholders approve the merger agreement.

Following the conclusion of the HEI board meeting, HEI and NEE entered into the merger agreement, and shortly thereafter, NEE and HEI issued a joint press release announcing their entry into the merger agreement.

HEI’s Reasons for the Merger and Recommendation of HEI’s Board of Directors

By unanimous vote, the HEI board, at a meeting held on December 3, 2014, determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of HEI and its shareholders and approved and adopted the merger agreement and the transactions contemplated thereby, including the merger. The HEI board recommends that HEI shareholders vote FOR the proposal to approve the merger agreement and the merger at the HEI special meeting and FOR the proposal to adjourn the HEI special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval.

In reaching its determination to adopt the merger agreement and to recommend the approval of the merger agreement and the merger by HEI’s shareholders, the HEI board consulted with management, as well as J.P. Morgan, HEI’s financial advisor, and HEI’s internal and outside legal counsel, and considered various material factors, which are discussed below.

Among the material information and factors considered by the HEI board were the following:

•	Strategic Considerations for HEI’s Utility Business. The HEI board considered a number of strategic factors with respect to its utility business, including the following:

•	Acceleration of Clean Energy Growth Plans. HEI’s utility business is in the early stages of an aggressive multi-year growth plan based on increased investment in and reliance on clean, renewable energy. By combining with NEE, which supports these plans, HEI’s utility business will become part of a company that has the largest wind and solar renewable portfolio in North America and one of the largest in the world. NEE’s support, expertise and experience is expected to enable HEI’s utility business to execute on these clean energy growth plans more quickly and efficiently than it could as a standalone company.

•	Greater Financial Resources. HEI’s utility business will become part of a much larger company with a considerably stronger balance sheet, which should improve the credit rating of HEI’s utility business, enhance its access to investment capital necessary to pursue its clean energy growth plans, and lower its cost of capital, which should help decrease the electric bills of the utility’s customers over time.

•	Operational Efficiency. NEE is among the most efficient operators in the United States and has been able to offer its Florida utility customers leading levels of reliability. This focus on operating efficiency should help improve the operating efficiency of HEI’s utility business for the benefit of customers.

•	Track Record of Cost Reduction and Clean Energy Transformation. The HEI board noted that NEE has a proven track record in Florida of reducing reliance on fuel oil (noting that NEE’s power utility has reduced use of imported fuel oil by more than 99% since 2001) and delivering value to customers, including by lowering customer bills. In this regard, the HEI board noted that NEE utility customers pay rates that are 25% below the national average. The HEI board believes that NEE’s experience in this area will enable HEI’s utility business to continue its own initiatives to reduce use of fuel oil and to decrease the electric bills of its utility customers.

•	Renewable Energy Experience and Expertise. The HEI board considered that the merger should allow HEI’s utility business to benefit from the substantial renewable energy experience and expertise of NEE, including solar and wind energy. NEE has the largest solar and wind energy portfolio in North America and one of the largest in the world. The HEI board expects that its utility business, and Hawaii generally, will benefit greatly from NEE’s expertise in solar and wind, as it expects that this expertise would position HEI’s utility business to implement its clean energy growth plans faster than it could as a standalone company.

•	Hawaii Experience. The HEI board considered NEE’s familiarity with the Hawaii regulatory environment, which it has gained through its ongoing development of proposed renewable and undersea cable projects in Hawaii. This experience positions the combined company favorably to effectively work with regulators in Hawaii to execute on the clean energy initiatives of HEI’s utility business.

•	Natural Gas Experience. The HEI board took into account that NEE’s primary rate-regulated utility subsidiary, Florida Power & Light, is the largest utility consumer of natural gas in the United States and that various subsidiaries are involved in the transportation, exploration and production of natural gas. Accordingly, NEE has extensive natural gas experience, which the HEI board believes will help HEI’s utility business to execute on plans to bring liquefied natural gas to Hawaii, which should help lower customer bills and reduce emissions.

•	Separation of American Savings Bank. The HEI board considered a number of strategic factors with respect to HEI’s bank business, which will become a separate publicly traded company as a result of the transactions contemplated by the merger agreement, including the following:

•	Increased Business Clarity. American Savings Bank has a strong independent business that is well capitalized and well managed, and as a standalone company will have better business clarity than it currently has as a subsidiary of a diversified holding company.

•	Increased Strategic Opportunities. As an independent company, American Savings Bank will also have the ability to pursue strategic opportunities that might not have been possible as part of a diversified holding company.

•	Additional Organic Growth Opportunities. American Savings Bank will have increased ability to pursue organic growth opportunities, given that it will be less capital constrained as an independent company.

•	Continuity of Bank Business. American Savings Bank’s transition to a standalone company is expected to be seamless for employees and customers, with the same products and services to be offered following the completion of its separation from HEI.

•	Financial Flexibility. As a standalone company, American Savings Bank will, subject to applicable regulation, have increased financial flexibility, including the flexibility to grow its balance sheet, to be more aggressive with respect to loan growth and to return capital to shareholders via dividends or share repurchases.

•	Exemption from Durbin Limits on Interchange Fees. As a separate company, American Savings Bank will benefit from regaining its exemption from regulatory limits on the collection of interchange fees that were established pursuant to the “Durbin Amendment” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (we refer to the bank’s regaining of this exemption as the Durbin recapture). American Savings Bank became ineligible for the small issuer exemption to the fee caps beginning in 2013 due to HEI’s size on a consolidated basis. As an independent company, American Savings Bank expects to realize higher year-over-year fee income due to regaining its exemption from such fee caps. American Savings Bank realized approximately $0.06 per HEI share in higher interchange fees in the twelve months ended June 30, 2013, the last twelve month period during which American Savings Bank had the benefit of the small issuer exemption.

•	Strength of Bank Management. Many of the bank’s executives have prior experience working for independent public companies, and are well suited to manage a standalone publicly traded company.

•	Shareholder Value. The HEI board considered the various components of value to be received by HEI shareholders in connection with the transactions contemplated by the Merger Agreement:

•	Shares of NEE Common Stock. If the merger is completed, HEI shareholders will receive shares of NEE common stock in a transaction that the HEI board expects to be tax-free to HEI shareholders. Receiving equity in NEE will provide HEI shareholders the opportunity to participate in the combined company’s future earnings and growth, and potential future appreciation of the value of NEE common stock following the merger. The board also noted the recent strong price performance of NEE’s common stock, which rose 88.6% between December 2011 and December 2, 2014, and the strong growth rate in NEE’s annual dividend per share, which rose from $1.20 in 2003 to $2.64 in 2013, for a compound annual growth rate of 8.2%, and increased each year during that period.

•	Shares of ASB Hawaii Common Stock, with Benefit of Bank Tax Basis Step Up and Durbin Recapture. If the separation of HEI’s bank business is completed, HEI shareholders will receive, in addition to the consideration payable to them upon completion of the merger and the special cash dividend, shares of ASB Hawaii in a transaction that the HEI board expects to be tax-free to HEI shareholders. As a result, HEI shareholders will have the opportunity to participate in the future earnings and growth of the bank, and future appreciation of the value of the ASB Hawaii common stock following the merger. Moreover, as a result of the bank spin-off, ASB Hawaii’s tax basis in its assets is expected to be increased to reflect their fair market value at the time of its separation from HEI, which is expected to be immediately additive to tangible book value and to create a deductible amortization of an intangible asset for tax purposes and a corresponding deferred tax asset (DTA) under generally accepted accounting principles, improving certain regulatory capital ratios and providing improved cash flow by reducing cash taxes as the DTA is amortized. These tax effects are expected to result in additional value to ASB Hawaii over time equating to up to $1.60 per HEI share following the spin-off of the bank business (the actual amount of which will depend on the trading value of ASB Hawaii following the bank spin-off). In addition, by virtue of the bank spin-off, American Savings Bank will regain its exemption from regulatory limits on the collection of interchange fees that were established pursuant to the Durbin Amendment.

•	Special Cash Dividend. The merger agreement contemplates that HEI will declare a special cash dividend of $0.50 per share immediately prior to closing of the merger.

•	NEE Assumption of Corporate Tax Liability. In addition to the value to be received by shareholders, the HEI board took into account NEE’s agreement to bear HEI’s expected corporate tax liability associated with the spin-off of HEI’s bank business, which amounts to approximately $165 million (or approximately $1.60 per HEI share, the actual amount of which will depend on the trading value of ASB Hawaii following the bank spin-off). NEE’s agreement to absorb this tax liability allowed HEI to agree to proceed with the bank spin-off, which would unlock the value of the bank as a stand-alone public company. In addition, because the bank spin-off will be taxable to HEI as a result of the merger, ASB Hawaii and its subsidiaries will benefit from being able to make an election under the Code to step-up the tax basis of their assets in connection with the bank spin-off.

•	Premium of Implied HEI Valuation Over HEI Market Prices. The HEI board considered that the exchange ratio of 0.2413 shares of NEE common stock for each share of HEI common stock, when added together with the $8.00 median of analyst price estimates for American Savings Bank and the $0.50 special cash dividend per HEI share, resulted in an implied transaction valuation as of December 2, 2014 of $33.50 per share for HEI. The implied valuation for HEI represents the total value HEI shareholders will receive upon completion of the transaction, when factoring in the merger consideration from NEE as well as the shares of ASB Hawaii that HEI shareholders will receive in the spin-off and the $0.50 special cash dividend to be paid by HEI. The implied valuation for HEI from the transaction:

•	represented a premium of approximately 18.8% over the closing price of HEI common stock of $28.20 per share on December 2, 2014, the day when the materials for the December 3, 2014 board meeting were finalized; and

•	represented a premium of approximately 20.9% over the $27.70 volume-weighted average trading price of HEI common stock over the 20-day trading period ended on December 2, 2014.

The foregoing premium analysis does not include the additional cost to NEE of absorbing the corporate tax liability associated with the bank spin-off.

•	Premium Over Implied Utility Valuation. The HEI board considered that, after subtracting the $8.00 median of analyst price estimates for American Savings Bank as of December 2, 2014, the exchange ratio of 0.2413 shares of NEE common stock for each share of HEI common stock, when added together with the $0.50 special cash dividend per HEI share, resulted in an implied valuation for HEI’s utility business as of December 2, 2014 of $25.50 per share. The implied valuation of HEI’s utility business in the transaction:

•	represented a premium of approximately 26.2% over the $20.20 per share imputed valuation of HEI’s utility business on December 2, 2014, the day when the materials for the December 3, 2014 board meeting were finalized, calculated by subtracting the $8.00 median of analyst price estimates for American Savings Bank from the $28.20 closing price of HEI common stock on December 2, 2014;

•	represented a premium of approximately 29.4% over the $19.70 imputed volume-weighted average trading price of HEI’s utility business on December 2, 2014, calculated by subtracting the $8.00 median of analyst price estimates for American Savings Bank from the $27.70 volume-weighted average trading price of HEI common stock over the 20-day trading period ended on December 2, 2014; and

•	resulted in an estimated 2014 price to earnings multiple for HEI’s utility business of 22.4, based on estimated 2014 earnings per share of $1.14, which the HEI board viewed as favorable given that this multiple is among the highest of such multiples in recent comparable transactions.

The foregoing premium analysis does not include the additional cost to NEE of absorbing the estimated corporate tax liability associated with the bank spin-off.

•	Premium Compared to Other Utility Transactions. The HEI board considered that the premiums described above compare favorably with the premiums reflected in many other transactions in the utility industry announced since October 2010. For the transactions reviewed by the HEI board, the median premium based on the twenty day volume weighted average trading price as of the announcement date of the transaction was 13.5%, with the premiums ranging from 2.5% to 30.1%.

•	Dividend Rate Growth. Although the HEI board recognized that immediately following completion of the merger dividends to be received by holders of HEI common stock at the current NEE dividend rate would, on a share-equivalent basis, be lower than the dividends they would receive at the current HEI dividend rate, the HEI board considered favorably the dividend rate that is expected to be paid by ASB Hawaii, the historical growth rate and trajectory of NEE’s dividend rate, and the special cash dividend HEI shareholders will receive prior to the closing of the merger. In this regard, the HEI board took note of the growth rate of NEE’s annual dividend per share, which rose from $1.20 in 2003 to $2.64 in 2013, for a compound annual growth rate of 8.2%, as well as the fact that the HEI dividend, in contrast, has been the same for 17 years. Additionally, the HEI board considered that the special cash dividend to be paid to HEI shareholders prior to the closing of the merger will help compensate HEI shareholders for the reduced dividend rate HEI shareholders will receive immediately after the merger due to NEE’s current lower dividend rate.

•	Special Cash Dividend. The HEI board took into account that the special cash dividend HEI will pay to holders of HEI common stock prior to the completion of the merger will help compensate holders of HEI common stock for the currently lower dividend rate HEI shareholders will receive immediately after the merger compared to HEI common stock. The HEI board further considered that because the special cash dividend will be paid in one payment prior to the closing of the merger, HEI shareholders will also benefit from receiving that cash payment earlier than they would have if it was instead paid out as regular dividends over time.

•	Opinion of J.P. Morgan. The HEI board considered J.P. Morgan’s opinion to HEI’s board, dated December 3, 2014, that, as of such date and based upon and subject to the assumptions, considerations, qualifications and limitations set forth therein, the exchange ratio in the proposed merger was fair, from a financial point of view, to HEI’s shareholders. See the section entitled “ — Opinion of HEI’s Financial Advisor” beginning on page 44 of this proxy statement/prospectus for a fuller description. The full text of J.P. Morgan’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with its opinion, is attached as Annex B and incorporated by reference into this section of the proxy statement/prospectus.

•	Increased Scale, Scope and Diversification. The HEI board took note of the fact that, following the merger, HEI shareholders will hold stock in a combined company that will have increased scale and scope in a variety of dimensions, including increased financial scale, greater diversification of markets, more regulatory jurisdictions and a larger and more diversified generation portfolio than HEI alone, thereby diversifying certain of the risks associated with holding HEI common stock alone.

•	Merger Agreement. The HEI board reviewed, with HEI’s legal advisors, the structure of the merger and other terms of the merger agreement. In particular, the HEI board considered the following specific aspects of the merger agreement:

•	that the merger is intended to qualify as a reorganization for U.S. federal income tax purposes and the expectation that the receipt of shares of NEE common stock will generally not be a taxable event to HEI shareholders for U.S. federal income tax purposes;

•	the representations and warranties made by HEI and NEE in the merger agreement, including the “material adverse effect” standard that qualifies many of the representations and warranties made by each party;

•	the nature of the closing conditions included in the merger agreement, as well as the likelihood of satisfaction of all conditions to the completion of the merger;

•	HEI’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal, if HEI’s board determines in good faith, after consultation with its outside legal and financial advisors, that such proposal constitutes or could reasonably be expected to lead to a transaction that is reasonably capable of being completed on the terms proposed and is more favorable to HEI shareholders than the transactions contemplated by the merger agreement;

•	HEI’s right, with NEE’s consent not to be unreasonably withheld, to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal solely with respect to ASB Hawaii or American Savings Bank;

•	the right of HEI’s board to change its recommendation in favor of the merger upon receipt of a superior offer or upon the occurrence of an intervening event (as defined in the merger agreement and discussed in the sections entitled “The Merger Agreement — No Solicitation of Alternative Proposals” and “The Merger Agreement — Change in Board Recommendation” beginning on page 68 of this proxy statement/prospectus), in each case, if failing to take such action would be inconsistent with the board’s fiduciary duties to HEI shareholders under applicable law, subject to NEE’s right to terminate the merger agreement and the potential payment to NEE of a termination fee;

•	the circumstances under which the HEI termination fee is payable by HEI to NEE and the size of the termination fee, which was determined by negotiation between the parties and which the HEI board views as reasonable based on an analysis of precedent transactions and in light of the size and benefits of the transaction and not preclusive of a superior offer, if one were to emerge;

•	the general ability of HEI to operate its business in the ordinary course consistent with past practice during the period between the signing of the merger agreement and the closing of the merger;

•	the requirement that HEI obtain shareholder approval from the holders of 75% of HEI’s issued and outstanding common stock as a condition to completion of the merger;

•	the requirement that NEE use reasonable best efforts to obtain required regulatory approvals and clearances to complete the merger and the requirement that NEE must, under certain circumstances, pay a reverse termination fee of $90 million to HEI if the required regulatory approvals cannot be obtained and the inability to obtain those regulatory approvals is the only reason the merger cannot close; and

•	the size of the termination fee payable by NEE to HEI, which was determined by negotiation between the parties and which the HEI board views as favorable based on an analysis of precedent transactions and the relative sizes of the companies.

•	Regulatory Approvals. The HEI board took into account its belief that regulatory approvals and clearances necessary to complete the merger are reasonably obtainable.

•	Alternatives to the Merger. The HEI board took into consideration its belief that, after careful consideration of potential alternatives to the merger, the merger with NEE is expected to yield greater benefits to HEI shareholders (including the benefits discussed above) than would the range of alternatives considered. The potential alternatives considered included various standalone strategies, including generation portfolio diversification and business separation, and the attendant risks of each of them, including the risks of HEI’s utility’s transformation plan. The HEI board also took into account its belief that no other party was likely to offer greater consideration in a sale of the company, particularly taking into account NEE’s agreement to bear the expected corporate tax liability of the bank spin-off.

•	Management Recommendation. The HEI board took into account the recommendation of senior management of HEI that the merger is in the best interests of HEI’s shareholders based on their knowledge of current conditions in the electricity generation, distribution and transmission industry and markets and the likely effects of these factors on HEI’s and NEE’s potential growth, productivity and strategic options, and on their understanding of the benefits that would flow from the separation of HEI’s banking operations.

•	Support of Subsidiary Boards. The HEI board considered favorably the fact that the boards of directors of its subsidiaries, Hawaiian Electric Company and American Savings Bank, unanimously expressed support for the transactions contemplated by the merger agreement, including the non-HEI directors on each of those boards.

•	Due Diligence. The HEI board considered the scope of the due diligence investigation conducted by management and certain of HEI’s outside advisors and evaluated the results thereof.

•	Employee Matters. The HEI board considered that (1) NEE has agreed to honor all HEI collective bargaining agreements and employment, severance, retention, termination and change in control agreements and arrangements in effect before the closing in accordance with their terms, and that for at least two years after the closing, NEE has agreed to provide current employees of HEI and its utility subsidiaries who are not covered by collective bargaining agreements with base salary or wage rates that are no less favorable and with aggregate incentive compensation opportunities and employee benefits that are substantially comparable, in the aggregate, to the base salary, wage rates, incentive compensation opportunities and employee benefits, respectively, provided to those employees immediately before the merger, (2) for a period of two years after completion of the merger, NEE has agreed that it will not implement any involuntary reductions of the workforce of HEI and its utility subsidiaries, (3) NEE has agreed that employees of HEI and its utility subsidiaries generally will be credited with pre-closing service for benefit plan purposes, and (4) NEE has agreed that severance benefits will not be reduced during the two-year period following closing. The Board also took note of the following:

•	NEE has agreed to work collaboratively with HEI and its utility business on integration planning;

•	As a larger entity, NEE can provide employees with additional career development opportunities;

•	Like HEI’s utility business, NEE is a performance-oriented, best practices organization, which is expected to help continue the development of HEI’s utility workforce in a positive manner following the merger;

•	NEE’s organizational culture represents a model for what HEI’s utility is attempting to achieve as it implements its clean energy growth plans; and

•	For American Savings Bank employees, the opportunity to belong to a standalone bank will enhance career opportunities and allow bank management additional tools to manage performance, including the ability to provide equity compensation more directly linked to the bank’s performance.

•	Impact of the Merger on Utility Customers. The HEI board evaluated the expected impact of the merger on HEI’s utility customers. Specifically, the HEI board believes that the merger is likely to benefit utility customers by enhancing operations, improving reliability, and reducing rates. In particular, among other matters, NEE supports HEI’s utility’s plans to lower customer bills and provide customers more service options. The HEI board expects that NEE’s lower cost of capital will enable HEI’s utility business to invest in its infrastructure more quickly and efficiently, which is expected to improve the services HEI’s utility business can offer to its customers sooner than HEI could as a standalone company.

•

Impact of the Merger on the Community. The HEI board considered its expectation that the merger will have a positive impact on the communities served by HEI based on the greater strength of the combined company (as compared to HEI on a standalone basis). In addition, the merger agreement reflects NEE’s agreement to maintain HEI’s historic levels of community involvement and charitable contributions in the existing service territories of HEI. The HEI board also considered that the lower cost of capital and renewable energy expertise of NEE is expected to help enable HEI’s utility business to accelerate its clean energy growth plans, which the HEI board expects to benefit Hawaii’s environment and thus all members of the Hawaii community. The HEI board further expects that American Savings Bank will continue its historical levels of community involvement, potentially resulting in a net increase in support of the Hawaii community overall.

•	NEE Commitment to Local Culture. The HEI board viewed favorably NEE’s sensitivity to and respect for Hawaii’s unique culture. The HEI board further noted NEE’s commitment in the merger agreement that the headquarters of HEI’s utility business would remain in Hawaii following the merger, and the HEI board’s understanding that HEI’s utilities would continue to be managed from their existing locations and that NEE would retain the Hawaiian Electric Company name.

•	Local Utility Advisory Board. The HEI board considered the fact that NEE has agreed to maintain a local advisory board for HEI’s utility business, which will be made up of advisors with strong local ties to Hawaii.

The HEI board also considered certain potentially negative factors in its deliberations concerning the merger, including but not limited to the following:

•	Fixed Exchange Ratio. The HEI board considered the fact that because the merger consideration is a fixed exchange ratio of shares of NEE common stock to HEI common stock, HEI shareholders could be adversely affected by a decrease in the trading price of NEE common stock and the fact that the merger agreement does not provide for any adjustment of the exchange ratio if the trading price of NEE common stock decreases and does not provide a price-based termination right or other similar protection in favor of HEI or its shareholders. The HEI board determined that this structure was appropriate and the risk acceptable in view of factors such as the HEI board’s review of the relative intrinsic values and financial performance of NEE and HEI (including review of analyst estimates for each entity), as well as the opportunity HEI shareholders have as a result of the fixed exchange ratio to benefit from any increase in the trading price of NEE common stock between the announcement and completion of the merger.

•	Integration. The HEI board considered the risk that the potential benefits of the merger will not be realized or will not be realized within the expected time period and the risks and challenges associated with the integration by NEE of HEI’s utility businesses.

•	Regulatory Approvals. The HEI board considered the regulatory approvals required to complete the merger and the risk that the applicable governmental authorities and third parties may seek to impose unfavorable terms or conditions on the required approvals. The HEI board also considered the potential length of the regulatory approval process and that the merger agreement provides that it may not be terminated as a result of the failure to meet these and other closing conditions until December 3, 2015, which may be extended to a date up to June 3, 2016 under specified circumstances.

•	Failure to Close. The HEI board considered the risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to HEI if the closing of the merger is not timely or if the merger does not close at all, including the impact on HEI’s relationships with employees and third parties and the effect a public announcement of termination of the merger agreement may have on the trading price of HEI’s common stock.

•	Diversion of Focus. The risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters (including working on HEI’s clean energy growth plan) while working to complete the merger.

•	Merger Agreement. The HEI board considered the risks associated with various provisions of the merger agreement, including:

•	the requirements that HEI must pay to NEE a termination fee of $90 million, and up to $5 million of its documented out-of-pocket expenses incurred in connection with the transaction, if the merger agreement is terminated under certain circumstances, which might discourage other parties potentially interested in an acquisition of, or combination with, HEI from pursuing that opportunity, even if potentially more favorable to the shareholders of HEI than the merger. See the section entitled “The Merger Agreement — Expenses and Termination Fees” beginning on page 69 of this proxy statement/prospectus;

•	the fact that the merger agreement includes restrictions, which the HEI board regards as customary for transactions of this type, on the ability of HEI to solicit offers for alternative proposals or engage in discussions regarding such proposals, subject to exceptions, which could have the effect of discouraging such proposals from being made or pursued, even if potentially more favorable to the shareholders of HEI than the merger; and

•	the requirement that HEI conduct its business in the ordinary course consistent with past practice prior to the completion of the merger and subject to specified restrictions on the conduct of HEI’s business without NEE’s consent (not to be unreasonably withheld, conditioned or delayed), which might delay or prevent HEI from undertaking certain business opportunities that might arise pending completion of the merger.

•	Risk Factors. The HEI board considered the risks described in the section entitled “Risk Factors” beginning on page 18 of this proxy statement/prospectus.

The HEI board concluded that the potentially negative factors associated with the proposed merger were outweighed by the potential benefits that it expected the HEI shareholders would achieve as a result of the merger, including the belief of the HEI board that the proposed merger would, of the reasonably available alternatives, maximize the value of HEI’s shareholders’ shares and mitigate the risks and uncertainties affecting the future prospects of HEI. Accordingly, the HEI board determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of HEI and its shareholders.

In addition, the HEI board was aware of and considered the interests that HEI’s directors and executive officers may have with respect to the merger that differ from, or are in addition to, their interests as shareholders of HEI generally, as described in the section entitled “ — Interests of HEI Directors and Executive Officers in the Merger” beginning on page 57 of this proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the HEI board is not exhaustive. In view of the wide variety of factors considered in connection with the merger, the HEI board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the HEI board may have given different weight or priority to different factors. The HEI board considered this information and these factors as a whole, and overall considered the relevant information and factors to be favorable to, and in support of, its determination and recommendation.

This explanation of HEI’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23 of this proxy statement/prospectus.

Opinion of HEI’s Financial Advisor

In connection with the merger, HEI retained J.P. Morgan Securities LLC (J.P. Morgan) to act as HEI’s financial advisor. At a meeting of the HEI board held on December 3, 2014, J.P. Morgan rendered to the HEI board an oral opinion, confirmed by delivery of a written opinion, dated December 3, 2014, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio provided in the merger was fair, from a financial point of view, to holders of HEI common stock. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. The full text of the written opinion of J.P. Morgan, dated December 3, 2014, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the opinion and the review undertaken in connection with rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. J.P. Morgan’s written opinion was provided to the HEI board (solely in its capacity as such) in connection with its evaluation of the merger and addressed only the fairness, from a financial point of view, of the exchange ratio and no other matters. The opinion does not constitute a recommendation to any shareholder as to how any shareholder should vote with respect to the proposed merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the draft of the merger agreement;

•	reviewed certain publicly available business and financial information concerning HEI and NEE and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies that J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of HEI with publicly available information concerning certain other companies that J.P. Morgan deemed relevant and reviewed the current and historical market prices of HEI common stock and the NEE common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of HEI relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan also held discussions with certain members of the management of HEI with respect to certain aspects of the merger, and the past and current business operations of HEI (excluding ASB Hawaii and American Savings Bank) and NEE, the financial condition and future prospects and operations of HEI (excluding ASB Hawaii and American Savings Bank) and NEE, the effects of the merger on the financial condition and future prospects of HEI and NEE, and certain other matters that J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by HEI and NEE or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor has J.P. Morgan assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of HEI or NEE under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of HEI and NEE to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement (other than the bank spin-off) would qualify as a tax-free reorganization for United States federal income tax purposes and the special cash dividend to be paid to the shareholders of HEI and the bank spin-off will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of HEI. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger (including the special cash dividend and the bank spin-off) will be consummated as described in the merger agreement, and that the merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by HEI or NEE in the merger agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to HEI with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger and the bank spin-off would be obtained without any adverse effect on HEI or NEE or on the contemplated benefits of the proposed merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of HEI common stock of the exchange ratio in the proposed merger and J.P. Morgan expresses no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of HEI or as to the underlying decision by HEI to engage in the proposed merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the exchange ratio applicable to the holders of HEI common stock in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which HEI common stock or the NEE common stock will trade at any future time. In connection with J.P. Morgan’s engagement with respect to the merger, J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of HEI or any other alternative transaction.

The terms of the merger agreement, including the consideration to be received by holders of HEI common stock in the merger, were determined through negotiation between HEI and NEE, and the decision to enter into the merger agreement was solely that of the HEI board and the NEE board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the HEI board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the HEI board or management with respect to the proposed merger or the exchange ratio, the value of HEI or NEE or whether the HEI board would have been willing to agree to different or other forms of consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in connection with its opinion. The following is a summary of the material financial analyses used by J.P. Morgan in connection with providing its opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. In connection with rendering its opinion, J.P. Morgan performed certain financial, comparative and other analyses as summarized below. All such analyses relate only to HEI’s utility business and exclude ASB Hawaii and/or American Savings Bank, and do not take into account the special cash dividend. In arriving at its opinion, J.P. Morgan did not ascribe a specific range of values to the shares of HEI common stock, but rather made its determination as to the fairness, from a financial point of view, of the exchange ratio in the proposed merger to HEI’s shareholders on the basis of the various financial, comparative and other analyses described below. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary.

Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

The implied equity value ranges (which exclude the value of American Savings Bank and the special cash dividend) per share of HEI common stock derived from each of the below methodologies were compared to the value of the proposed merger consideration implied by the exchange ratio. The value of the proposed merger consideration was calculated as the product of the 20 day volume weighted average price per share of NEE common stock on December 2, 2014 (the last trading day prior to the announcement of the proposed merger) of $103.59 per share and the exchange ratio of 0.2413 shares of NEE common stock for each share of HEI common stock in the proposed merger. Based on the proposed merger consideration value of $25.00 per share resulting from this calculation, the implied equity value ranges in the proposed merger, derived using the various valuation methodologies described below, supported the conclusion that, from a financial point of view, the exchange ratio in the proposed merger was fair to HEI’s shareholders.

Discounted Cash Flow Financial Analysis

J.P. Morgan performed a discounted cash flow analysis to estimate the present value of the unlevered free cash flows that HEI is projected to generate, based on management’s estimates, for fiscal years 2015 through 2024. Unlevered cash flows for HEI were based on management’s estimates of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA. J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of terminal growth rates to HEI’s projected steady state cash flows post fiscal year 2024. The terminal growth rate range used was 1.15% to 1.65%, which represents the norm in the utility industry for on-going, steady state businesses. The unlevered free cash flows and ranges of terminal values were then discounted to present value using a discount rate range of 5.25% to 5.50%. This range of discount rates was chosen by J.P. Morgan based upon analysis of market discount rates applicable to comparable companies. This analysis implied the per share equity value reference range for HEI of approximately $19.90 to $30.70, as compared to the value of the merger consideration per share of HEI common stock as implied by the exchange ratio of $25.00 per share.

Comparable Trading Analyses

J.P. Morgan performed a consolidated trading comparable analysis of HEI in which J.P. Morgan compared the financial and operating performance of HEI with the following publicly-traded regulated utilities, referred to as the selected companies:

Company	P/E		FV/EBITDA
	2015E	2016E	2015E	2016E
ALLETE, Inc.	16.2x	14.9x	10.0x	9.5x
Alliant Energy Corp.	17.5x	16.6x	10.3x	9.5x
Ameren Corporation	16.8x	16.0x	8.0x	7.7x
Avista Corp.	17.3x	16.9x	8.5x	8.2x
Black Hills Corporation	17.8x	17.0x	8.6x	8.0x
CMS Energy Corporation	17.7x	16.6x	8.8x	8.2x
El Paso Electric Company	17.6x	14.2x	9.4x	8.4x
Great Plains Energy Inc.	15.1x	13.8x	8.9x	8.4x
IDA CORP, Inc.	17.1x	16.7x	11.1x	10.8x
MDU Resources Group, Inc.	15.0x	14.5x	6.9x	6.4x
NorthWestern Corporation	16.5x	15.3x	8.6x	8.4x
Otter Tail Corporation	15.8x	14.1x	8.3x	N/A
Pinnacle West Capital Corporation	16.5x	15.9x	8.0x	7.7x
PNM Resources, Inc.	18.6x	16.0x	8.7x	7.9x
Portland General Electric Company	16.5x	15.6x	7.4x	6.9x
SCANA Corporation	15.5x	14.8x	9.3x	8.5x
TECO Energy Inc.	17.8x	16.7x	8.4x	7.8x
Vectren Corporation	17.8x	16.7x	8.1x	5.2x
Westar Energy, Inc.	15.9x	15.5x	8.9x	8.4x
Wisconsin Energy Corporation	18.3x	17.4x	10.4x	9.9x
Median	17.0x	16.0x	8.7x	8.2x
Mean	16.9x	15.8x	8.8x	8.2x

In evaluating the selected companies identified by J.P. Morgan as reasonably comparable to HEI, J.P. Morgan made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of HEI. J.P. Morgan reviewed, among other information, each company’s per share equity value as a multiple of calendar year 2015 and 2016 estimated earnings per share, or EPS. J.P. Morgan also reviewed each company’s firm value as a multiple of estimated EBITDA for calendar years 2015 and 2016. For purposes of these analyses, equity values were calculated based on closing stock prices on December 1, 2014, and firm values were calculated as market values, based on closing stock prices on December 1, 2014, plus total debt, preferred stock, capital leases and minority interest, less cash and cash equivalents.

J.P. Morgan applied a range of multiples of 8.0x to 9.0x to calendar year 2015 EBITDA, or CY15 EBITDA, and 7.5x to 8.5x to calendar year 2016 EBITDA, or CY16 EBITDA, derived from the selected companies (by taking into account the median and mean trading multiples for the selected companies) to corresponding data of HEI based on internal estimates of HEI’s management. Estimated financial data of the selected companies were based on publicly available Wall Street research analysts’ estimates. CY15 EBITDA and CY16 EBITDA were adjusted for HEI EBITDA deductions of $15 million and $16 million, respectively, per management projections. The HEI deductions reflect HEI corporate-level expenses, such as corporate overhead, that are at the HEI level and are not captured in the utility financial projections (no revenue is generated at the HEI level). This analysis implied a per share equity value reference range for HEI (which excludes the value of American Savings Bank and the special cash dividend) of approximately $21.25 to $25.90 based on CY15 EBITDA and approximately $24.90 to $30.30 based on CY16 EBITDA, in each case as compared to the value of the merger consideration per share of HEI common stock as implied by the exchange ratio of $25.00 per share.

J.P. Morgan also applied a range of multiples of 16.0x to 18.0x to calendar year 2015 EPS, or CY15 EPS, and 15.0x to 17.0x to calendar year 2016 EPS, or CY16 EPS, derived from the selected companies (by taking into account the median and mean trading multiples for the selected companies) to corresponding data of HEI based on internal estimates of HEI’s management. Estimated financial data of the selected companies were based on publicly available Wall Street research analysts’ estimates. CY15 EPS and CY16 EPS were adjusted for HEI net income deductions of $19 million and $20 million, respectively, on a per share basis. The HEI deductions reflect HEI corporate-level expenses, such as corporate overhead, that are at the HEI level and are not captured in the utility financial projections (no revenue is generated at the HEI level). This analysis implied a per share equity value reference range for HEI (which excludes the value of American Savings Bank and the special cash dividend) of approximately $19.45 to $21.90 based on CY15 EPS and approximately $20.85 to $23.65 based on CY16 EPS, in each case as compared to the value of the merger consideration per share of HEI common stock as implied by the exchange ratio of $25.00 per share.

Comparable Transaction Analysis

J.P. Morgan reviewed and compared the purchase prices and financial multiples paid in selected other transactions in the power generating industry that it deemed relevant, based on its experience with merger and acquisition transactions. J.P. Morgan chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to HEI’s utility business with respect to size as determined by enterprise value and asset characteristics as determined by location and type of assets. J.P. Morgan excluded transactions in which less than 100% of the target company was acquired.

The following table sets forth the transactions analyzed based on such characteristics:

Acquiror	Target	Announcement Date	Equity Value/LTM Net Income	Firm Value/LTM EBITDA
Macquarie Infrastructure and Real Assets and British Columbia Investment Management Corporation	Cleco Corporation	October 20, 2014	21.8x	10.1x

Wisconsin Energy Corporation	Integrys Energy Group, Inc.	June 23, 2014	18.6x	11.4x

Exelon Corporation	Pepco Holdings, Inc.	April 30, 2014	23.9x	10.5x

Fortis Inc.	UniSource Energy Corporation	December 11, 2013	20.7x	9.6x

MidAmerican Energy Company	NV Energy, Inc.	May 29, 2013	16.9x	8.8x

Fortis Inc.	CH Energy Group, Inc.	February 21, 2012	22.2x	10.4x

AES Corporation	DPL Inc.	April 20, 2011	12.1x	7.4x

Northeast Utilities	NSTAR Electric Company	October 18, 2010	17.6x	8.2x

Median			19.7x	9.9x

Mean			19.2x	9.6x

Using publicly available information, J.P. Morgan calculated and analyzed the equity and firm value multiples to net income and EBITDA for the last twelve months, or LTM, of the target companies in the comparable transactions. J.P. Morgan applied a range of multiples of 9.0x to 10.5x (which was based on the median and mean multiples of the target companies in the comparable transactions) to HEI’s LTM EBITDA of $442 million. HEI’s LTM EBITDA was adjusted to reflect the deduction of $15 million of HEI corporate-level expenses. This analysis implied a per share equity value reference range for HEI of approximately $23.00 to $29.45, as compared to the value of the merger consideration per share of HEI common stock as implied by the exchange ratio of $25.00 per share.

J.P. Morgan also applied a range of multiples of 19.0x to 21.0x (which was based on the median and mean multiples of the target companies in the comparable transactions) to HEI’s LTM EPS of $1.14 per share. HEI’s LTM EPS was adjusted for a HEI net income deduction of $19 million of HEI corporate-level expenses on a per share basis. This analysis implied a per share equity value reference range for HEI (which excludes the value of American Savings Bank and the special cash dividend) of approximately $21.60 to $23.90, as compared to the value of the merger consideration per share of HEI common stock as implied by the exchange ratio of $25.00 per share.

Other Factors. J.P. Morgan also reviewed for informational purposes certain other factors, including the following:

•	historical trading prices from December 1, 2011 through December 1, 2014 ranging from $23.22 to $29.24 during such period for HEI common stock and ranging from $55.58 to $105.61 during such period for NEE common stock,

•	the implied exchange ratio reference range derived from the low to low ends and high to high ends of the historical trading prices of HEI common stock and NEE common stock from December 1, 2011 through December 1, 2014 of 0.236x to 0.465x, as compared to the exchange ratio of 0.2413x provided for in the merger agreement;

•	Barclays, ISI, Macquarie, and Wells Fargo price targets for HEI common stock (excluding American Savings Bank), which ranged from $19.05 to $21.50 per share;

•	the potential separation of American Savings Bank through the bank spin-off; and

•	the payment of the special cash dividend.

Miscellaneous

The summary above of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions thereof, or focusing on information in tabular format, without considering all of its analyses and the narrative description of the analyses, could create an incomplete view of the processes underlying its analyses and opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the results of all of its analyses as a whole and made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Analyses based on forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to HEI or NEE, and none of the selected transactions reviewed as described in the above summary was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of HEI or NEE. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to HEI or NEE and the transactions compared to the merger.

As part of its investment banking and financial advisory business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected by HEI as its financial advisor with respect to the merger on the basis of such experience and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions.

J.P. Morgan has acted as financial advisor to HEI with respect to the merger and will receive a fee of approximately $30 million for its services, of which (i) $1.0 million became payable to J.P. Morgan upon the announcement of the merger, (ii) $5.0 million is payable upon the approval of the merger by the shareholders of HEI and (iii) the remainder is contingent upon completion of the merger. In addition, HEI has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and to indemnify J.P. Morgan and its affiliates for certain liabilities arising out of its engagement. J.P. Morgan may provide lending and/or investment banking services to the combined company in the future. During the two years preceding the date of the opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with HEI and NEE, for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as a joint bookrunner on HEI’s public equity offering in March of 2013, acting as lead arranger and joint bookrunner on two of HEI’s credit facilities in April 2014, acting as bookrunner on the amendment and restatement of NEE’s credit facility in February of 2013 and acting as joint bookrunner on the bond offering of NEE’s subsidiary, NextEra Energy Capital Holdings, in June of 2013 and providing asset management services during such period to NEE. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of HEI and of NEE’s subsidiary, Florida Power & Light Company, for which it receives customary compensation or other financial benefits. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of HEI and NEE for J.P. Morgan’s account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Directors and Management of NEE After the Merger

Upon completion of the merger, the board of directors and executive officers of NEE are expected to remain unchanged. For information on NEE’s current directors and executive officers, please see NEE’s proxy statement filed on March 25, 2015. See “Where You Can Find More Information” beginning on page 91.

U.S. Federal Income Tax Consequences of the Merger and the Special Cash Dividend

The following is a general discussion of the U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of HEI common stock that exchange their shares of HEI common stock for shares of NEE common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of shares of HEI common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of HEI common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired HEI common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of HEI common stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of HEI common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds HEI common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds HEI common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger and the special cash dividend to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Consequences of the Merger

The parties intend for the merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of NEE to complete the merger that NEE receive an opinion from Wachtell, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of HEI to complete the merger that HEI receive an opinion from Skadden, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on facts and representations contained in representation letters provided by NEE and HEI and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service (which we refer to as the IRS) or any court. NEE and HEI have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Assuming that, in accordance with the opinions described above, the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and that the special cash dividend is treated as a dividend, as described below, upon the exchange of HEI common stock for NEE common stock and cash in lieu of fractional shares, the U.S. federal income tax consequences will be as follows:

Upon exchanging your HEI common stock for NEE common stock, you generally will not recognize gain or loss, except with respect to cash received in lieu of fractional shares of NEE common stock (as discussed below). The aggregate tax basis of the NEE common stock that you receive in the merger (including any fractional shares deemed received) will equal your aggregate adjusted tax basis in the shares of HEI common stock you surrender in the merger. Your holding period for the shares of NEE common stock that you receive in the merger (including any fractional share deemed received) will include your holding period for the shares of HEI common stock that you surrender in the merger. If you acquired different blocks of HEI common stock at different times or at different prices, the NEE common stock you receive will be allocated pro rata to each block of HEI common stock, and the basis and holding period of each block of NEE common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of HEI common stock exchanged for such NEE common stock.

If you receive cash in lieu of a fractional share of NEE common stock, you will be treated as having received such fractional share of NEE common stock pursuant to the merger and then as having sold such fractional share of NEE common stock for cash. As a result, you generally will recognize capital gain or loss equal to the difference between the amount of cash received for such fractional share and your basis in your fractional share of NEE common stock as set forth above. Such capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, your holding period for such fractional share (as described above) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Treatment of the Special Cash Dividend

As described above, immediately prior to the closing of the merger, HEI will pay the special cash dividend to holders of HEI common stock. The proper U.S. federal income tax treatment of the special cash dividend is not entirely clear under current law and counsel is not rendering an opinion regarding such treatment. HEI will report the special cash dividend as a dividend distribution by HEI for U.S. federal income tax purposes to the extent of HEI’s current and accumulated earnings and profits. It is possible that the IRS could seek to treat the special cash dividend as part of the merger consideration paid by NEE to HEI shareholders. Under this characterization, a U.S. holder of HEI common stock would recognize capital gain in the merger equal to the lesser of (1) the amount of cash received in the special cash dividend and (2) the amount, if any, by which the sum of such cash plus the fair market value of the NEE common stock received in the merger exceeded such HEI shareholder’s tax basis in the HEI common shares surrendered in exchange therefor.

Bank Spin-Off

It is also a condition to the obligation of HEI to complete the merger that HEI receive an opinion from Skadden , dated the closing date of the merger, to the effect that the bank spin-off will be tax-free to HEI’s shareholders under Section 355(a) of the Code. The U.S. federal income tax consequences of the bank spin-off will be described in the Form 10 of ASB Hawaii.

This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. Holders of HEI common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Accounting Treatment

NEE prepares its financial statements in accordance with GAAP. The merger will be accounted for by applying the acquisition method using the accounting guidance for business combinations, ASC 805, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Based on the guidance of ASC 805, NEE will be the acquirer of HEI for accounting purposes. This means that NEE will allocate the purchase price to the fair value of HEI’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill.

Regulatory Approvals Required for the Merger

General

To complete the merger, HEI and NEE must obtain approvals or consents from, or make filings with, a number of U.S. federal and state regulatory authorities. The material regulatory approvals, consents and filings include the following:

•	approval by the HPUC (i) of the merger as required by the terms of the agreement dated September 23, 1982 entered into between HEI and the HPUC in connection with the corporate reorganization pursuant to which Hawaiian Electric became a wholly owned subsidiary of HEI and (ii) of the transfer of ownership and control of Hawaiian Electric and its operating utility subsidiaries to NEE as a result of the merger as required by provisions of Chapter 269 of Title 15 of the Hawaii Revised Statutes.

•	the expiration or early termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and its related rules and regulations;

•	authorization from the Federal Energy Regulatory Commission pursuant to the Federal Power Act; and

•	approval from the Federal Communications Commission, for the transfer of control over certain FCC licenses for private internal communications held by certain HEI subsidiaries.

HEI and NEE will make various filings and submissions for the above-mentioned authorizations and approvals and will each use their reasonable best efforts to obtain these authorizations and approvals, subject to certain conditions.

HPUC Approval

HEI became the holding company of Hawaiian Electric (and indirectly of Hawaiian Electric’s two public utility subsidiaries) pursuant to a corporate reorganization of Hawaiian Electric that became effective in 1983. Hawaiian Electric and its subsidiaries are subject to the jurisdiction of the HPUC, pursuant to Title 15, Chapter 269 of the Hawaii Revised Statutes and, in connection with its approval of the 1983 reorganization, the HPUC entered into an agreement titled Conditions for the Merger and Corporate Restructuring of Hawaiian Electric Company, Inc, dated September 23, 1982. This agreement specifies that any acquisition of HEI by a third party, regardless of the form of the transaction, requires the prior written approval of the HPUC. The HPUC also has assumed regulatory jurisdiction over changes of control occurring at a public utility’s holding company level under provisions of Title 15, Chapter 269 of the Hawaii Revised Statutes, including under Section 269-7 (which grants the HPUC general investigatory authority over public utilities in Hawaii) and under Section 269-I7.5 (which requires prior written approval by the HPUC of the direct or indirect acquisition of more than 25% of the voting stock of a public utility). There is no guarantee that the HPUC will approve the merger or that it will not impose conditions on its approval that are unacceptable to either HEI or NEE.

HSR Act and Antitrust

The merger is subject to the requirements of the HSR Act, which prevents NEE and HEI from completing the merger until required information and materials are furnished to the Antitrust Division of the Department of Justice (which we refer to as the DOJ) and the Federal Trade Commission (which we refer to as the FTC) and the HSR Act’s initial 30 day waiting period is terminated or expires. If DOJ or the FTC makes a “second request” for information, the waiting period will be extended and will expire 30 days after NEE and HEI have substantially complied with this request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. The DOJ, the FTC and others may challenge the merger on antitrust grounds either before or after expiration or termination of the waiting period. Accordingly, at any time before or after the completion of the merger, any of the DOJ, the FTC or others could take action under the antitrust laws, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions.

FERC Approval

NEE has public utility subsidiaries subject to the jurisdiction of the Federal Energy Regulatory Commission (which we refer to as FERC), under Part II of the Federal Power Act (which we refer to as the FPA). HEI does not have public utility subsidiaries subject to the jurisdiction of FERC under Part II of the FPA. Each of HEI and NEE is a holding company under the Public Utility Holding Company Act of 2005 (which we refer to as PUHCA) that has subsidiaries that either are “transmitting utilities,” “electric utilities;” “electric utility companies” or a “holding company in a holding company system that includes a transmitting utility or an electric utility company” as such terms are defined under PUHCA, the FPA and FERC’s implementing regulations. Section 203 of the FPA provides that no holding company in a holding company system that includes a transmitting utility or an electric utility may purchase, acquire, merge or consolidate with a transmitting utility, an electric utility company or a holding company in a holding company system that includes a transmitting utility or electric utility company without prior FERC authorization. Consequently, the FERC’s approval of the merger under Section 203 of the FPA is required.

The FERC must authorize the merger if it finds that the merger is consistent with the public interest. The FERC has stated that, in analyzing a merger or transaction under Section 203 of the FPA, it will evaluate the impact of the merger on:

•	competition in electric power markets;

•	the applicants’ wholesale rates; and

•	state and federal regulation of the applicants.

In addition, in accordance with the Energy Policy Act of 2005, the FERC must also find that the merger will not result in the cross-subsidization by utilities of their non-utility affiliates or the improper encumbrance or pledge of utility assets. If such cross-subsidization or encumbrances were to occur as a result of the merger, the FERC then must find that such cross-subsidization or encumbrances are consistent with the public interest.

The FERC will review these factors to determine whether the merger is consistent with the public interest. If the FERC finds that the merger or transaction would adversely affect competition in wholesale electric power markets, rates for transmission or the wholesale sale of electric energy, or regulation, or that the merger or transaction would result in cross-subsidies or improper encumbrances that are not consistent with the public interest, it may, pursuant to the FPA, impose upon the proposed merger remedial conditions intended to mitigate such effects or it may decline to authorize the merger or transaction. The FERC is required to rule on a completed merger application not later than 180 days from the date on which the completed application is filed. The FERC may, however, for good cause, issue an order extending the time for consideration of the merger application by an additional 180 days. If the FERC does not issue an order within the statutory deadline, then the transaction is deemed to be approved. We expect that the FERC will approve the merger within the initial 180-day review period. However, there is no guarantee that the FERC will not extend the time period for its review or not impose conditions on its approval that are unacceptable to NEE or HEI.

FCC Approval

Under FCC regulations implementing provisions of the Communications Act of 1934, as amended, an entity holding private radio licenses for internal communications purposes generally must obtain the approval of the FCC before the direct or indirect transfer of control or assignment of those licenses. Certain HEI subsidiaries hold FCC licenses for private internal communications and, thus, must obtain prior FCC approval to assign or transfer direct or indirect control of those licenses. Once the FCC has consented to the transfer of control, the parties have 180 days to complete the merger. If the merger does not close within 180 days of receiving FCC consent, the parties can request an extension of time to consummate the transaction. The FCC customarily grants extension requests of this nature.

Federal Reserve Board

As a condition to the bank spin-off, the Federal Reserve Board must make a determination that after the bank spin-off HEI will no longer be deemed to control ASB Hawaii or American Savings Bank. The merger agreement requires that the bank spin-off be completed on the date of completion of the merger but prior to the effective time of the merger. Therefore, a determination that after the bank spin-off HEI will no longer be deemed to control ASB Hawaii or American Savings Bank is an effective condition to the completion of the merger.

Litigation Relating to the Merger

Since the December 3, 2014 announcement of the merger agreement, eight purported class action complaints were filed in the Circuit Court of the First Circuit for the State of Hawaii by alleged shareholders of HEI against HEI, the individual directors of HEI, NEE and NEE’s merger subsidiaries. The lawsuits are captioned as follows: Miller v. Hawaiian Electric Industries, Inc., et al., Case No. 14-1-2531-12 KTN (December 15, 2014) (the “Miller Action”); Walsh v. Hawaiian Electric Industries, Inc., et al., Case No. 14-1-2541-12 JHC (December 15, 2014) (the “Walsh Action”); Stein v. Hawaiian Electric Industries, Inc., et al., Case No. 14-1-2555-12 KTN (December 17, 2014) (the “Stein Action”); Brown v. Hawaiian Electric Industries, Inc., et al., Case No. 14-1-2643-12 RAN (December 30, 2014) (the “Brown Action”); Cohn v. Hawaiian Electric Industries, Inc., et al., Case No. 14-1-2642-12 KTN (December 30, 2014) (the “Cohn State Action”); Guenther v. Watanabe, et al., Case No. 15-1-003-01 ECN (January 2, 2015) (the “Guenther Action”); Hudson v. Hawaiian Electric Industries, Inc., et. al., Case No. 15-1-0013-01 JHC (January 5, 2015) (the “Hudson Action”); Grieco v. Hawaiian Electric Industries, Inc., et al., Case No. 15-1-0094-01 KKS (January 21, 2015) (the “Grieco Action”). On January 12, 2015, plaintiffs in the Miller Action, the Walsh Action, the Stein Action, the Brown Action, the Guenther Action, and the Hudson Action filed a motion to consolidate their actions and to appoint co-lead counsel. The Court held a hearing on this motion on February 13, 2015 and granted consolidation and appointment of co-lead counsel on March 6, 2015. On March 17, 2015, plaintiffs in the consolidated state action moved for limited expedited discovery. The Court will hear this motion on March 31, 2015. On January 23, 2015, the Cohn State Action was voluntarily dismissed. Thereafter, the same alleged stockholder plaintiff filed a purported class action complaint in the United States District Court for the District of Hawaii against HEI, the individual directors of HEI, NEE and NEE’s acquisition subsidiaries. The lawsuit is captioned as Cohn v. Hawaiian Electric Industries, Inc. et al., 15-cv-00029-JMS-KSC (January 27, 2015) (the “Cohn Federal Action”).

All eight actions allege, among other things, that members of HEI’s board of directors breached their fiduciary duties in connection with the proposed transaction, and that the merger agreement involves an unfair price, was the product of an inadequate sales process, and contains unreasonable deal protection devices that purportedly preclude competing offers. The complaints further allege that HEI, NEE and/or NEE’s merger subsidiaries aided and abetted the purported breaches of fiduciary duty. The plaintiffs in these lawsuits seek, among other things, (i) a declaration that the merger agreement was entered into in breach of the fiduciary duties of HEI’s board of directors, (ii) an injunction enjoining the HEI board from completing the merger, (iii) an order directing the HEI board to exercise its duties to obtain a transaction which is in the best interests of HEI’s shareholders, (iv) a rescission of the merger to the extent that it is consummated, and/or (v) damages suffered as a result of the defendants’ alleged actions. In addition, the Cohn Federal Action alleges that the HEI board of directors violated its fiduciary duties and federal securities laws by omitting material facts from the Registration Statement on Form S-4.

HEI and NEE believe the allegations of the complaints are without merit.

Pending litigation against HEI and NEE could result in an injunction preventing completion of the merger, the payment of damages in the event the merger is completed and/or may adversely affect NEE’s business, financial condition or results of operations following the merger.

Exchange of Shares in the Merger

Prior to the effective time of the merger, NEE will appoint an exchange agent to handle the exchange of shares of HEI common stock for shares of NEE common stock. Promptly after the effective time of the merger

(and in no event later than 5 business days after such time), the exchange agent will send to each holder of record of HEI common stock at the effective time of the merger who holds shares of HEI common stock in certificated form a letter of transmittal and instructions for effecting the exchange of HEI common stock certificates for the merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of stock certificates for cancellation along with the executed letter of transmittal and other documents described in the instructions, a HEI shareholder will receive (1) one or more shares of NEE common stock; and (2) cash in lieu of fractional shares of NEE common stock. After the effective time of the merger, HEI will not register any transfers of the shares of HEI common stock. Unless you specifically request to receive NEE stock certificates, the shares of NEE stock you receive in the merger will be issued in book-entry form.

Upon completion of the merger, shares of HEI common stock held in the book-entry form will be automatically converted, at the exchange ratio, into whole shares of NEE common stock in book-entry form. An account statement will be mailed to you confirming this automatic conversion, along with any cash in lieu of fractional shares of NEE common stock.

Interests of HEI’s Directors and Executive Officers in the Merger

In considering the recommendation of the HEI board to approve the merger agreement, HEI shareholders should be aware that certain HEI directors and executive officers have interests in the merger that are different from, or in addition to, those of HEI shareholders generally. These interests, which may create actual or potential conflicts of interest, are, to the extent material, described below. The HEI board was aware of these potential conflicts of interest and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement, and in recommending to HEI shareholders that the merger agreement be approved. For the purposes of all of the HEI agreements and arrangements described below, the completion of the transactions contemplated by the merger agreement will constitute a change in control of HEI.

Change in Control Agreements

Each executive officer of HEI other than Mr. Oshima is party to a change in control agreement with HEI that provides for cash severance and other benefits upon a qualifying termination of the executive officer’s employment following a change in control of HEI, which includes the merger. Change in control agreements with executive officers who are employed by American Savings Bank (i.e., Mr. Wacker) will be assumed by ASB Hawaii prior to the merger in connection with the bank spin-off and, accordingly, benefits will not be payable to Mr. Wacker under his agreement by reason of the merger. The terms of the change in control agreements with the other executive officers are summarized below.

Only three HEI executive officers have contracts entitling them to change in control payments in connection with the proposed merger, which is among the lowest number of executive officers with such benefits in comparable electric utility transactions over the past three years.

Under their agreements, the executives are entitled to benefits upon a termination of employment without cause or by the executive for good reason (as those terms are defined in the respective agreements), in each case within two years following the merger (or before the merger in certain circumstances if the termination is in connection with the merger). Upon such a qualifying termination of employment, the executive is entitled to the following compensation and benefits, subject to the executive’s execution of a release of claims:

•	the product of (i) the sum of (A) the highest annual base salary paid to the executive during the three years immediately preceding the date of termination and (B) the greater of the then-current target annual bonus payable to the executive or the largest actual bonus paid for any of the three years immediately preceding the date of termination multiplied by (ii) the applicable severance multiplier (three in the case of Ms. Lau and two for the other executives), payable in a lump sum;

•	continued life, disability, dental, accident and health insurance benefits for a number of years equal to the applicable severance multiplier (which we refer to as the severance period);

•	accelerated vesting of equity awards (provided that the vesting and settlement of restricted stock units under HEI’s Long-Term Incentive Plan are subject to a special rule described below under “Treatment of HEI Equity Awards”);

•	additional vesting service credit under HEI’s retirement and savings plans for the number of years equal to the severance period and a lump-sum cash payment equal to the present value of the additional benefit the executive would have earned under HEI’s retirement and savings plans during the severance period;

•	the greater of any then-current target or actual projected cash incentive payment, pro-rated if termination occurs during first half of the performance period (provided that special rules under HEI’s Executive Incentive Compensation Plan and Long-Term Incentive Plan apply for the year in which the merger occurs as described below under “Treatment of Performance-Based Cash Awards”);

•	additional age/service credit for the severance period for purposes of determining retiree welfare benefit eligibility;

•	financial, tax planning, and outplacement services, capped at 15% of the executive’s greatest annual base salary during the three years immediately preceding the date of termination; and

•	continuation of certain fringe benefits and perquisites for the severance period.

If the payments under the agreement otherwise would give rise to “golden parachute” excise taxes, the payments will be reduced to the level that will not give rise to any taxes; in no event is a gross-up payment payable to the executive in respect of any taxes.

The amounts potentially payable to the executives under their change in control agreements are quantified in the Merger-Related Compensation Table which is included in the “The Merger — Potential Payments upon a Termination in Connection with a Change in Control” beginning on page 60.

Treatment of Performance-Based Cash Awards

Treatment of 2015 EICP. The performance-based annual incentive compensation payable to executives under HEI’s Executive Incentive Compensation Plan will vest on a prorated basis and be settled at the target level of performance as soon as practicable following the effective time of the merger. The obligations under that plan in respect of executive officers employed by American Savings Bank (i.e., Mr. Wacker) will be assumed by ASB Hawaii prior to the merger in connection with the bank spin-off and, accordingly, no such accelerated payment will be made to Mr. Wacker. The target performance award level for each of the other executive officers is as follows: Ms. Lau, $839,450; Mr. Ajello, $336,000; Mr. Richardson, $233,640; and Mr. Oshima, $424,875.

Treatment of 2015-2017 LTIP Awards. The 2015-2017 performance-based long-term compensation payable to executives under HEI’s Long-Term Incentive Plan will vest on a prorated basis and be settled in cash at the target level of performance as soon as practicable following the effective time of the merger. The obligations under that plan in respect of executive officers employed by American Savings Bank (i.e., Mr. Wacker) will be assumed by ASB Hawaii prior to the merger in connection with the bank spin-off and, accordingly, no such accelerated payment will be made to Mr. Wacker. The target performance award level for each of the other executive officers is as follows: Ms. Lau, $1,343,120; Mr. Ajello, $448,000; Mr. Richardson, $297,360; and Mr. Oshima, $509,850.

Treatment of HEI Equity Awards

The treatment of all equity awards, including those of the HEI executive officers, is summarized below. Non-employee directors of HEI hold no equity awards (other than fully vested shares of HEI common stock granted in the ordinary course as part of their annual compensation for HEI board service).

Treatment of Restricted Share Awards. Pursuant to, and as further described in, the merger agreement, each restricted share award under the HEI stock plans (whether vested or unvested) outstanding immediately prior to the effective time of the merger will be converted into a restricted share award for the number of shares of NEE common stock equal to the product of (i) the number of shares of HEI common stock subject to the restricted share award, multiplied by (ii) the exchange ratio, rounded to the nearest whole share. Except as set forth above, each restricted share award will be subject to the same terms and conditions as were applicable to the corresponding restricted share award immediately prior to the effective time of the merger. Currently there are no restricted share awards outstanding under the HEI stock plans.

Treatment of Restricted Stock Unit Awards Other Than Restricted Stock Unit Awards Granted Under the Long-Term Incentive Plan. Pursuant to, and as further described in, the merger agreement, each restricted stock unit award under the HEI stock plans (whether vested or unvested) outstanding immediately prior to the effective time of the merger, other than those granted pursuant to HEI’s Long-Term Incentive Plan, will be converted at the effective time of the merger into a restricted stock unit award for the number of shares of NEE common stock equal to the product of (i) the number of shares of HEI common stock subject to the restricted stock unit award, multiplied by (ii) the exchange ratio, rounded to the nearest whole share. Except as set forth above, each restricted stock unit award will be subject to the same terms and conditions as were applicable to the corresponding restricted stock unit award immediately prior to the effective time of the merger. Pursuant to existing award terms, an executive’s restricted stock unit award will vest in full upon a qualifying termination of employment (i.e. a termination without cause or a termination for good reason).

Treatment of Restricted Stock Units Granted Pursuant to the Long-Term Incentive Plan. Pursuant to, and as further described in, the merger agreement, each performance-based HEI restricted stock unit award that was granted under HEI’s Long-Term Incentive Plan for which the performance period has not yet expired immediately prior to the effective time of the merger will be subject to prorated vesting and will be settled for cash at the target level of performance, in accordance with the terms of such award, as soon as practicable (and in any event within three days) following the effective time of the merger.

Treatment of Equity Awards Held by American Savings Bank Employees. Notwithstanding the foregoing, prior to the merger, any HEI equity awards held by American Savings Bank employees will be converted, in connection with the bank spin-off, into awards denominated in ASB Hawaii equity and will become obligations of ASB Hawaii.

Treatment of Stock Options and Stock Appreciation Rights. Pursuant to, and as further described in, the merger agreement, each option to purchase HEI common stock and stock appreciation right (which we refer to as a SAR) in respect of HEI common stock issued under the HEI stock plans (whether vested or unvested) and outstanding immediately prior to the effective time of the merger will be assumed by NEE and be converted into an option/SAR in respect of a number of NEE common shares equal to the product of (i) the number of shares of HEI common stock subject to the option/SAR, multiplied by (ii) the exchange ratio rounded down to the nearest whole share. The per share exercise price of such assumed stock option/SAR will be equal to (i) the per share exercise price of the HEI stock option/SAR divided by (ii) the exchange ratio, rounded up to the nearest whole cent. Except as set forth above, each assumed stock option/SAR will be subject to the same terms and conditions as were applicable to the corresponding option/SAR in respect of HEI common stock immediately prior to the effective time of the merger. Currently there are no options to purchase HEI common stock outstanding. All SARs currently outstanding will expire before May 2015.

The following table shows the number of shares of HEI common stock subject to unvested equity awards held by HEI executive officers as of February 28, 2015 (exclusive of awards held by Mr. Wacker, whose vesting will not accelerate in connection with the merger):

Name	Number of Shares Subject to Unvested Options/SARs (#)	Number of Restricted Shares (#)	Number of Time- Based Vesting Restricted Stock Units (#)	Number of Restricted Stock Units under the Long-Term Incentive Plan At Target
				2013-2015 Cycle (#)	2014-2016 Cycle (#)
Ms. Lau	—	—	54,106	45,463	51,767
Mr. Ajello	—	—	26,256	15,704	17,267
Mr. Richardson	—	—	17,974	10,323	11,460
Mr. Oshima	—	—	16,987	6,636	7,227

Director and Officer Indemnification

Under the merger agreement, for a period of six years after the merger is completed, HEI directors and officers are entitled to continued indemnification and insurance coverage relating to their service as HEI directors and officers prior to completion of the merger. For a more complete description, please see “The Merger Agreement — Indemnification and Insurance” on page 73.

Continued Service of Certain Individuals

Certain HEI directors or executive officers may become, or may continue to serve as, directors of ASB Hawaii or American Savings Bank upon the bank spin-off and would be entitled to ongoing compensation in such capacity. In this regard, it is currently contemplated that the following three individuals who currently serve as directors of HEI, ASB Hawaii and American Savings Bank will continue to serve as directors of ASB Hawaii and American Savings Bank following the bank spin-off: A. Maurice Myers, Keith P. Russell and Barry K. Taniguchi. Moreover, it is expected that Mr. Wacker will continue to serve as a director and as President and Chief Executive Officer of ASB Hawaii and American Savings Bank following the bank spin-off and will be entitled to his existing compensation arrangements and any new compensation arrangements that may be established for him.

Potential Payments upon a Termination in Connection with a Change in Control

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation that are based on or otherwise relate to the merger and that may be payable to those individuals who were listed in the “Summary Compensation Table” that was set out in HEI’s most recent securities filing for which disclosure was required under Item 402(c) of Regulation S-K (the Form 10-K for the year ended December 31, 2014), whom we refer to as the “named executive officers.” These amounts have been calculated assuming the merger was consummated on February 28, 2015, and assuming as applicable that each named executive officer experienced a qualifying termination of employment as of that date (a termination without cause or by the named executive officer for good reason). For Ms. Lau and Messrs. Ajello and Richardson, calculations of cash severance are based on the named executive officer’s current base salary and highest actual annual bonus payable during the three years immediately preceding the date of termination. Mr. Oshima does not have a change in control agreement. The amounts shown for Mr. Oshima do not differ materially from amounts he would receive under existing compensation plans absent a change in control, assuming target performance under such plans and fulfillment of applicable vesting periods.

Please see the section entitled “The Merger — Interests of HEI’s Directors and Executive Officers in the Merger” beginning on page 57 for further information about the compensation disclosed in the table below. The amounts indicated below are estimates of amounts that might become payable to the named executive officers and the estimates are based on multiple assumptions that may or may not prove correct. Some of the assumptions are based on information not currently available and as a result the actual amounts, if any, received by a named executive officer may differ in material respects from the amounts set forth below. Moreover, while the amounts set forth below have been reduced as applicable to reflect assumptions about the effect of golden parachute tax limitations, it is not possible to predict the effect of those limits with certainty.

Merger-Related Compensation

Named Executive Officer(1)	Cash(4) ($)	Equity(5) ($)	Pension/ Non-Qualified Deferred Compensation(6) ($)	Perquisites/ Benefits(7) ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Executives with Change-in-Control Agreements:
Ms. Lau	7,133,876	3,684,182	550,353	200,513	—	—	11,568,924
Mr. Ajello	2,055,437	1,472,374	328,259	116,526	—	—	3,972,596
Mr. Richardson	1,589,557	1,022,130	292,456	92,596	—	—	2,996,739
Mr. Wacker(2)
Executive without Change-in-Control Agreement:
Mr. Oshima(3)	99,138	822,835	—	—	—	—	921,973

(1)	Richard M. Rosenblum is no longer an employee of HEI or its subsidiaries and he will not be entitled to any payments that are based on or otherwise relate to the merger.
(2)	Mr. Wacker will not be an employee of HEI or its subsidiaries at the time of merger and he will not be entitled to any payments that are based on or otherwise relate to the merger.
(3)	Mr. Oshima is not party to a change in control agreement with HEI and he is not otherwise presently entitled to cash severance payments from HEI. The amounts shown for Mr. Oshima do not differ materially from amounts he would receive under existing compensation plans absent a change in control, assuming target performance under those plans and fulfillment of applicable vesting periods.
(4)	Cash. Represents, for Ms. Lau and Messrs. Ajello and Richardson, the amount of cash severance payable upon a qualifying termination of employment (Ms. Lau, $6,919,350; Mr. Ajello, $1,974,548; and Mr. Richardson, $1,534,097). Amounts shown in the table also include payment in satisfaction of obligations under HEI’s Executive Incentive Compensation Plan equal to the named executive officer’s pro-rata share of the 2015 target annual bonus, which is payable upon closing of the merger without regard to any employment termination (Ms. Lau, $139,908; Mr. Ajello, $56,000; Mr. Richardson, $38,940; and Mr. Oshima $70,813). Amounts shown in the table also include payment in satisfaction of obligations under HEI’s 2015-2017 Long-Term Incentive Plan equal to the named executive officer’s pro-rata share of the target performance amount, which is payable upon closing of the merger without regard to any employment termination (Ms. Lau, $74,618; Mr. Ajello, $24,889; Mr. Richardson, $16,520; and Mr. Oshima $28,325).
(5)	Equity. Represents the payments to be made in respect of unvested restricted stock units, including restricted stock units outstanding under HEI’s Long-Term Incentive Plan. Units outstanding under the Long-Term Incentive Plan are payable in cash at the target level of performance (for Ms. Lau, 57,215 units; Mr. Ajello, 19,513 units; Mr. Richardson, 12,873 units; and Mr. Oshima, 8,218 units) upon closing of the merger without regard to any employment termination; the remainder of the units vest upon a qualifying termination of employment (for Ms. Lau, 55,005 units; Mr. Ajello, 25,178 units; and Mr. Richardson, 18,261 units; and Mr. Oshima 16,562 units). The values shown are based on a per-share value of $32.83, the average closing price of a share of HEI common stock over the first five business days following the first public announcement of the merger agreement, which is the amount that Regulation S-K requires to be used for purposes of this table.
(6)	Pension/Non-Qualified Deferred Compensation. Represents the value of additional pension benefit accruals upon a qualifying termination of employment based on the assumptions used by HEI in preparing its most recent year-end financial statements in accordance with generally accepted accounting principles.
(7)

Perquisites/Benefits. Represents the following benefits payable upon a qualifying termination of employment: the value of continuing health and welfare benefits for three years for Ms. Lau and two years for Messrs. Ajello and Richardson (Ms. Lau, $47,268; Mr. Ajello, $22,080; and Mr. Richardson, $23,472); financial, tax planning and outplacement assistance (Ms. Lau, $125,918; Mr. Ajello, $84,000; and Mr. Richardson, $63,720); and the continuation of club membership payments for three years for Ms. Lau and two years for Messrs. Ajello and Richardson (Ms. Lau, $27,327; Mr. Ajello, $10,446; and Mr. Richardson, $5,404).

Dividends

NEE currently pays a quarterly dividend of $0.77 per share. HEI currently pays a quarterly dividend of $0.31 per share and has agreed in the merger agreement that it will not increase such dividend prior to the completion of the merger without NEE’s prior written consent. Additionally, the merger agreement contemplates that HEI will declare and pay to its shareholders a one-time special cash dividend of $0.50 per share immediately prior to the closing of the merger. Following the closing of the merger, NEE expects to continue its current dividend for shareholders of the combined company, subject to any factors that its board of directors in its discretion deems relevant. For additional information on the treatment of dividends under the merger agreement, see “The Merger Agreement — Conduct of Business.”

Listing of NEE Common Stock

NEE’s common shares currently trade on the NYSE under the stock symbol “NEE”. It is a condition to the completion of the merger that the NEE common stock issuable in the merger be approved for listing on the NYSE, subject to official notice of issuance. NEE has agreed to use its reasonable best efforts to cause the NEE common shares issuable in connection with the merger to be approved for listing on the NYSE and expects to obtain NYSE’s approval to list such shares prior to completion of the merger, subject to official notice of issuance.

De-Listing and Deregistration of HEI Common Stock

Shares of HEI common stock currently trade on the NYSE, under the stock symbol “HE”. When the merger is completed, the HEI common stock currently listed on the NYSE will cease to be quoted on the NYSE and will be deregistered under the Exchange Act.

Certain Forecasts Prepared by the Management of HEI

While HEI provides public earnings guidance from time to time, HEI does not as a matter of course publicly disclose other financial forecasts as to future performance or results. However, in connection with the evaluation of a possible merger with NEE, HEI provided the HEI board and J.P. Morgan, HEI’s financial advisor, with certain non-public financial forecasts that were prepared by HEI management and not for public disclosure.

We have included a summary of those financial forecasts to give shareholders access to certain non-public information made available to the HEI board and to J.P. Morgan in connection with the HEI board’s consideration and evaluation of a merger with NEE. We have not included these financial forecasts to influence the decision of our shareholders as to whether to vote for or against the merger proposal.

The inclusion of this information should not be regarded as an indication that HEI or any of its affiliates, advisors, directors, officers, employees, agents or representatives considered, or now considers, such financial forecasts to be material or to be a reliable prediction of actual future results, and these financial forecasts should not be relied upon as such.

The financial forecasts have been prepared by, and are the responsibility of, HEI’s management. HEI’s management believes that the financial forecasts were prepared in good faith and on a reasonable basis based on the best information available to HEI’s management at the time the information was prepared. The financial forecasts were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, or GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this offering document relates to the Company’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The financial forecasts include non-GAAP financial measures, which were presented because HEI’s management believed they could be useful indicators of HEI’s projected future operating performance and cash flow. However, non-GAAP measures presented in the financial forecasts may not be comparable to similarly titled measures of other companies.

These financial forecasts were based on numerous variables, which are inherently uncertain and may be beyond our control. Because the financial forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and cause these financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to our business, regulatory decisions and the regulatory environment generally, general business and economic conditions, the occurrence of unusual weather events and other factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23.

In addition, financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for our business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. The financial forecasts also do not take into account the merger or other transactions contemplated by the merger agreement or the effect of the failure of the merger to occur, and should not be viewed as necessarily indicative of actual or continuing results in that context.

Accordingly, there can be no assurance that the financial forecasts will be realized, and actual results may vary materially from those shown, including because of the risks and other factors described in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23. Neither HEI nor any of its affiliates, advisors, directors, officers, employees, agents or representatives can give any assurance that actual results will not differ from the financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the financial forecasts to reflect circumstances existing after the date the financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial forecasts are shown to be in error.

HEI does not intend to make publicly available any update or other revision to the financial forecasts, except as otherwise required by law. Neither HEI nor any of its affiliates, advisors, directors, officers, employees, agents or representatives has made or makes any representation or warranty to any shareholder of HEI or other person regarding the ultimate performance of HEI compared to the information contained in the financial forecasts or that the financial forecasts will be achieved.

A summary of the financial forecasts for HEI’s utility business that were prepared by HEI management follows (in millions, except per share data):

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Income statement metrics (in millions)

Rate base	$2,992	$3,738	$4,600	$5,058	$5,479	$5,852	$6,155	$6,394	$6,575	$6,663
% growth		24.9%	23.1%	10.0%	8.3%	6.8%	5.2%	3.9%	2.8%	1.3%
Net income	130	163	174	204	224	242	257	270	279	285
% growth		25.5%	7.3%	17.2%	9.7%	8.0%	6.3%	4.7%	3.5%	2.1%
EBIT(1)	284	345	380	442	483	521	552	578	597	610
% growth		21.4%	10.2%	16.4%	9.4%	7.7%	6.1%	4.6%	3.4%	2.1%
D&A	191	211	182	203	219	235	250	264	277	288
% growth		10.7%	(13.9%)	11.6%	8.1%	7.2%	6.4%	5.5%	4.8%	4.0%
EBITDA(2)	475	556	561	645	703	756	803	842	874	898
% growth		17.1%	1.0%	14.9%	9.0%	7.6%	6.2%	4.9%	3.8%	2.7%

Cash flow metrics (in millions)

Capex	($480)	($980)	($810)	($662)	($648)	($623)	($575)	($528)	($485)	($404)
Δ DTL	7	41	(13)	1	9	16	22	25	28	29
Unlevered free cash flow	($108)	($516)	($409)	($187)	($124)	($53)	$36	$115	$185	$286

(1)	EBIT refers to earnings before interest and taxes.
(2)	EBITDA refers to earnings before interest, taxes, depreciation and amortization.

THE MERGER AGREEMENT

The following summarizes material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. HEI shareholders are urged to read the merger agreement carefully and in its entirety as well as this proxy statement/prospectus before making any decisions regarding the merger.

In reviewing the merger agreement, please remember that it is included to provide you with information regarding its terms and is not intended to provide any other factual information about NEE or HEI. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference herein. See “Where You Can Find More Information” on page 91.

Terms of the Merger

The merger agreement provides for the merger of Merger Sub I into HEI (which we refer to as the initial merger), and, immediately thereafter, the merger of HEI with and into Merger Sub II (which we refer to as the subsequent merger, and, collectively with the initial merger, the merger). Merger Sub II will be the surviving company in the merger. Therefore, upon the completion of the merger, Hawaiian Electric, HEI’s wholly owned electric utility subsidiary will become a wholly owned subsidiary of NEE. Each share of HEI common stock issued and outstanding immediately prior to the completion of the merger, except for shares of HEI common stock that are owned by HEI as treasury stock and any shares of HEI common stock owned by NEE, Merger Sub I, Merger Sub II or any of their respective subsidiaries and shares held by holders who properly exercise dissenters’ rights, will be converted into the right to receive 0.2413 shares of NEE common stock.

NEE will not issue any fractional shares of NEE common stock in the merger. Instead, as promptly as practicable following the effective time, the exchange agent will determine the excess of (A) the number of whole shares of NEE common stock delivered to the exchange agent by NEE representing the merger consideration over (B) the aggregate number of whole shares of NEE common stock to be distributed to former HEI shareholders (such excess is referred to as the Excess Shares). Following the effective time, the exchange agent will sell the Excess Shares at then-prevailing prices on the NYSE, and a HEI shareholder who otherwise would have received a fraction of a share of NEE common stock will receive an amount in cash equal to the product of the aggregate proceeds from the sale of the Excess Shares on the NYSE and a fraction, the numerator of which is the amount of the fractional share interest to which the former HEI shareholder is entitled and the denominator of which is the aggregate amount of fractional share interests to which all former HEI shareholders would otherwise be collectively entitled.

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on a date specified by the parties, but no later than the tenth business day after all closing conditions have been satisfied or waived. The initial merger will be completed when the parties file the initial articles of merger with the Department of Commerce and Consumer Affairs of the State of Hawaii and the subsequent merger will be completed when the parties file the subsequent certificate of merger with the Delaware Secretary of State, unless the parties agree to a later time for the completion of the merger and specify that time in the initial articles of merger and the subsequent certificate of merger.

We have targeted to complete the merger in the fourth quarter of 2015, subject to receipt of required shareholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the merger described below.

Conditions to Completion of the Merger

The obligations of NEE and HEI to complete the merger are subject to the satisfaction or waiver of the following mutual conditions:

•	receipt of the requisite approval of HEI shareholders;

•	the approval for listing of the NEE shares to be issued in the merger on the NYSE;

•	the expiration or termination of any applicable waiting period under the HSR Act;

•	all required regulatory approvals having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired or been terminated, the receipt of which did not involve the imposition by the granting authority of certain burdensome conditions;

•	the absence of any law or judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction (which we refer to as legal restraints), and the absence of any suit, action, or other proceeding before any governmental entity in which such governmental entity seeks to impose or has imposed a legal restraint that prevents, makes illegal, or prohibits the consummation of the merger;

•	the effectiveness under the Securities Act of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, and there not having been any stop order suspending the effectiveness of the Form S-4 issued or any proceedings for that purpose initiated or threatened by the SEC;

•	a reasonable determination by each of HEI and NEE that upon the completion of the bank spin-off HEI will not be a savings and loan holding company or otherwise deemed to control American Savings Bank for purposes of the Home Owners’ Loan Act; and

•	the effectiveness of the registration statement necessary to effect the bank spin-off under the Exchange Act there not having been any stop order issued suspending the effectiveness of such registration statement and there not having been any proceedings for that purpose initiated or threatened by the SEC.

The obligation of HEI to effect the merger and the bank spin-off is also subject to the satisfaction or waiver by HEI of the following additional conditions:

•	the accuracy of the representations and warranties of NEE, Merger Sub I and Merger Sub II contained in the merger agreement as of the date on which the merger agreement was entered into and as of the effective time (other than representations that by their terms speak specifically as of another date), subject, in some cases, to the materiality standards provided in the merger agreement (and the receipt of an officer’s certificate from NEE to such effect);

•	performance by NEE, Merger Sub I and Merger Sub II in all material respects of all obligations required to be performed by them under the merger agreement at or prior to the effective time of the merger (and the receipt of an officer’s certificate from NEE to such effect);

•	the absence of any fact, circumstance, effect, change, event or development since the date of the merger agreement that has or would be reasonably expected to have a material adverse effect on NEE (and the receipt of an officer’s certificate from NEE to such effect); and

•	the receipt by HEI of a written tax opinion of Skadden to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the bank spin-off will be tax-free to HEI’s shareholders under Section 355(a) of the Code.

The obligation of NEE, Merger Sub I and Merger Sub II to effect the merger is also subject to the satisfaction or waiver by NEE of the following additional conditions:

•	the accuracy of the representations and warranties of HEI contained in the merger agreement as of the date on which the merger agreement was entered into and as of the effective time (other than representations that by their terms speak specifically as of another date) subject, in some cases, to the materiality standards provided in the merger agreement (and the receipt of an officer’s certificate from HEI to such effect);

•	performance by HEI in all material respects of all obligations required to be performed by them under the merger agreement at or prior to the effective time of the merger (and the receipt of an officer’s certificate from HEI to such effect);

•	the absence of any fact, circumstance, effect, change, event or development since the date of the merger agreement that has or would be reasonably expected to have a material adverse effect on HEI (and the receipt of an officer’s certificate from HEI to such effect); and

•	the receipt by NEE of a written tax opinion of Wachtell to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of Code.

In addition, the merger agreement requires that the bank spin-off be completed on the date of completion of the merger but prior to the effective time of the merger. Completion of the bank spin-off is therefore an effective condition to the completion of the merger.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Reasonable Best Efforts to Obtain Required Shareholder Vote

HEI has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of HEI shareholders voting on the approval of the merger agreement. HEI will use its reasonable best efforts to obtain such shareholder approval. The merger agreement requires HEI to submit the merger agreement to a shareholder vote unless its board of directors changes its recommendation in accordance with the terms of the merger agreement as described below. The board of directors of HEI approved the merger and directed that the merger be submitted to HEI shareholders for their consideration.

No Solicitation of Alternative Proposals

HEI has agreed that, from the time of the execution of the merger agreement until the consummation of the merger or the termination of the merger agreement, none of HEI or its affiliates, subsidiaries, agents, financial advisors, investment bankers, attorneys, accountants or other representatives will directly or indirectly solicit, initiate, knowingly encourage, induce or knowingly facilitate any inquiry, proposal or offer (whether or not in writing), with respect to any merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving HEI or any of its subsidiaries, or any sale of assets, sale of voting securities or similar transaction involving HEI or any of its subsidiaries meeting certain 20% thresholds described in the merger agreement. Additionally, HEI has agreed that it will not participate in any discussions or negotiations regarding, furnish any information with respect to, or cooperate in any way with respect to any takeover proposal by a third party or with respect to any inquiry or proposal that may reasonably be expected to lead to a takeover proposal.

Nevertheless, the board of directors of HEI will be permitted, prior to the receipt of the HEI shareholder approval of the merger agreement, to (1) furnish information with respect to HEI and its subsidiaries to a person (and such person’s representatives) making a bona fide unsolicited written takeover proposal and (2) participate in discussions and negotiations with respect to such bona fide written takeover proposal received by HEI, provided that HEI’s board of directors determines in good faith (after consultation with outside legal counsel and nationally recognized financial advisors) that such proposal constitutes or could reasonably be expected to lead to a takeover proposal that is superior for HEI shareholders and that is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of such proposal (including the availability of financing). The merger agreement requires that HEI notify NEE if any takeover proposals are presented to HEI.

The merger agreement requires HEI and its subsidiaries to cease and terminate any existing discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative takeover proposal, request the prompt return or destruction of all confidential information previously furnished to any such persons or their representatives and immediately terminate all access to data previously granted to any such person or their representatives.

Change in Board Recommendation

Subject to the following paragraph, the merger agreement requires that HEI’s board of directors (which we refer to as the board) will not, and will not publicly propose to (1) withdraw, change, qualify, withhold or modify in a manner adverse to NEE its approval and recommendation related to the merger or (2) adopt, approve or recommend any alternative takeover proposal. The merger agreement requires the board to include in this proxy statement/prospectus its recommendation with respect to the merger and the merger agreement and requires that the board will not take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the recommendation by the board). The merger agreement requires that the board will not, and will not publicly propose to, authorize, permit, approve or recommend, or allow HEI or any of its affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, term sheet, agreement or commitment constituting or relating to, or that is intended to or would reasonably be expected to lead to, any alternative takeover proposal, or requiring, or reasonably expected to cause, HEI to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with the merger or the merger agreement.

The board may nonetheless withdraw or modify its recommendation or recommend an alternative takeover proposal if it determines in good faith (after consultation with outside legal counsel and nationally recognized financial advisors) that a failure to do so would be inconsistent with its fiduciary duties to HEI’s shareholders, subject to informing NEE of its proposed decision to change its recommendation and giving NEE four business days to respond to such decision, including by proposing changes to the merger agreement. If HEI’s board of directors withdraws or modifies its recommendation, or recommends any alternative takeover proposal or acquisition agreement, HEI will nonetheless continue to be obligated to hold its shareholder meeting and submit the proposals described in this proxy statement/prospectus to its shareholders.

Termination of the Merger Agreement

NEE and HEI may mutually agree to terminate the merger agreement before completing the merger, even after approval of the merger agreement by the HEI shareholders.

In addition, either NEE or HEI may decide to terminate the merger agreement if:

•	the merger is not consummated by December 3, 2015, subject to one six-month extension under certain circumstances, except if the failure to consummate the merger by such date is the result of a breach of the merger agreement by the party attempting to terminate the merger agreement or is the result of the failure of any representation or warranty of the party attempting to terminate the merger agreement to satisfy the condition that such party’s representations and warranties are true and correct;

•	a court or other governmental entity issues a final and nonappealable order (which we refer to as a legal restraint) prohibiting, preventing, or making illegal the consummation of the merger or having certain material effects on one or more parties to the merger agreement, provided that the entry of such legal restraint is not the result of the failure of the terminating party to comply with its obligations regarding regulatory approvals and provided that the terminating party has used reasonable best efforts to prevent the entry of such legal restraint and to remove such legal restraint;

•	the board of directors of either NEE or HEI determines in good faith that the other party has breached its obligations with respect to seeking the approval of HEI shareholders; or

•	there has been a breach of the merger agreement by the other party or there is an inaccuracy of any representation or warranty of the other party contained in the merger agreement, or there has been a failure by the other party to perform or comply with any covenant or agreements contained in the merger agreement, which breach, inaccuracy or failure to perform or comply (A) would cause the failure of certain closing conditions and (B) is incapable of being cured during the time period set forth in the merger agreement or, if curable, is not cured during the applicable cure period;

NEE may also terminate the merger agreement if, prior to obtaining the approval of the HEI shareholders required to consummate the merger, the board of directors of HEI withdraws, modifies in a manner adverse to NEE or proposes publicly to withdraw or modify in a manner adverse to NEE its approval or recommendation with respect to the merger agreement or approves, recommends or proposes publicly to approve or recommend any alternative takeover proposal with a third party, subject to certain exceptions set forth in the merger agreement. In addition, HEI may terminate the merger agreement if concurrently with the termination, HEI enters into an acquisition agreement with respect to a superior proposal, provided that HEI meets certain conditions and complies with certain obligations under the merger agreement as described above.

Expenses and Termination Fees

Except as provided below, each party shall pay all fees and expenses incurred by it in connection with the merger and the other transactions contemplated by the merger agreement.

If the merger agreement is validly terminated, the agreement will become void and have no effect, without any liability or obligation on the part of any party except for (1) liabilities in connection with the confidentiality agreement between HEI and NEE, (2) liabilities of NEE to HEI for expenses incurred by HEI in connection with its repayment of debt as required by the merger agreement, and (3) liabilities for any willful breach of a covenant or agreement set forth in the merger agreement to the extent such willful breach led to the failure of a condition to the merger. The provisions of the merger agreement relating to the effects of termination, fees and expenses, termination payments, governing law, jurisdiction, waiver of jury trial, nonsurvival of representations and warranties, as well as the confidentiality agreement entered into between NEE and HEI, will continue in effect notwithstanding termination of the merger agreement.

Upon a termination, HEI will become obligated to pay to NEE a $90 million termination fee plus the documented out-of-pocket expenses incurred by NEE in connection with the merger agreement up to a maximum amount of $5 million (which will, in any case, only be payable once) if:

•	HEI terminates the merger agreement and concurrently with such termination, HEI enters into a definitive agreement with respect to or consummates any alternative takeover proposal, except that references to “20%” in the definition of “takeover proposal” will be deemed to be references to “50%” for this purpose;

•	prior to the approval of the merger agreement by the HEI shareholders, NEE terminates the merger agreement due to an adverse recommendation change by the HEI board (as described above) or due to a good faith determination that HEI is in breach of its obligations related to the solicitation of the approval of the merger agreement by the HEI shareholders; or

•	prior to the completion of the HEI shareholder meeting, an alternative takeover proposal has been made to HEI or its shareholders and has not been withdrawn, HEI or NEE terminate the merger agreement because the merger is not consummated by December 3, 2015 (subject to one six-month extension under certain circumstances) or NEE terminates the merger agreement based on a failure by HEI to perform its obligations, covenants and agreements contained in the merger agreement, and within 12 months of such termination, HEI enters into a definitive agreement with respect to or consummates an alternative takeover proposal with the person or an affiliate of such person who originally made such withdrawn alternative takeover proposal, except that references to “20%” in the definition of “takeover proposal” will be deemed to be references to “50%” for this purpose.

In addition, upon a termination, NEE will become obligated to pay to HEI a $90 million termination fee plus the documented out-of-pocket expenses incurred by HEI in connection with the merger agreement up to a maximum amount of $5 million (which will, in any case, only be payable once) if:

•	the merger agreement is terminated by either HEI or NEE because the merger is not consummated by December 3, 2015, subject to one six-month extension under certain circumstances, due to the failure to obtain the required regulatory approvals or the existence of a law or judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction or a pending suit, action or other proceeding shall be pending before any governmental entity in which such governmental entity seeks to impose, or has imposed, any such law or judgment that, prevents, makes illegal or prohibits the consummation of the merger;

•	the merger agreement is terminated by either HEI or NEE due the existence of a law or final and non-appealable judgment, issued by any court or tribunal of competent jurisdiction that, prevents, makes illegal or prohibits the consummation of the merger and such law or final and nonappealable judgment relates to one of the required regulatory approvals; or

•	the merger agreement is terminated by HEI based on NEE’s breach of its obligations with respect to the receipt of required regulatory approvals.

Conduct of Business

Under the merger agreement, each of HEI and NEE has agreed to restrict the conduct of its respective business between the date of the merger agreement and the effective time of the merger.

In general, HEI has agreed to use its reasonable best efforts to (1) conduct its business in the ordinary course consistent with past practice in all material respects and (2) preserve intact its business organization and relationships with employees, customers, suppliers and governmental entities.

In addition, between the date of the merger agreement and the effective time of the merger, HEI has agreed to various specific restrictions relating to the conduct of its business, including restrictions on the following (subject in each case to certain exceptions specified in the merger agreement or previously disclosed in writing to NEE as provided in the merger agreement):

•	declaring or paying dividends or other distributions;

•	splitting, combining, subdividing or reclassifying any of its capital stock or issuing any other securities in substitution for shares of its capital stock;

•	repurchasing, redeeming or other acquiring of its own capital stock;

•	issuing or selling shares of capital stock, voting securities or other equity interests;

•	granting any current or former director, officer or employee any increase in compensation or benefits other than in the ordinary course consistent with past practice, granting any such person any increase in change in control, severance, or termination pay, accelerating the time of vesting, funding or payment of compensation or benefits for such persons, or establishing or materially amending benefit plans or collective bargaining agreements;

•	hiring, terminating or promoting any employees (excluding employees of ASB Hawaii), other than in respect of employees below the level of vice president in the ordinary course of business consistent with past practice;

•	transferring employees between HEI (including its subsidiaries other than ASB Hawaii) and ASB Hawaii (including its subsidiaries);

•	amending its charter or bylaws or equivalent organizational documents, other than with respect to ASB Hawaii or American Savings Bank in order to facilitate the bank spin-off;

•	making any material change in financial accounting methods, except as required by a change in GAAP;

•	acquiring any business;

•	acquiring any tangible properties or assets, selling, leasing, mortgaging, encumbering or otherwise disposing of any properties or assets (other than purchases and sales of inventory and supplies in the ordinary course of business consistent with past practice) that have individually or in the aggregate a fair market value greater than $50 million;

•	incurring indebtedness except for (i) indebtedness reasonably necessary to finance capital expenditures permitted by the merger agreement, (ii) indebtedness in replacement of existing indebtedness, (iii) guarantees of indebtedness of wholly owned subsidiaries or (iv) indebtedness in amounts necessary to maintain the capital structure of HEI subsidiaries, consistent with past practice;

•	making, or committing to make, capital expenditures in excess of specified amounts or as required by law or the HPUC;

•	entering into, terminating or amending in any material respect any material contract, consenting to any extension or continuation of any material contract or taking any other action that would result in a material contract to continue to be extended or that would otherwise terminate or expire without the taking of such action, waiving any material right under any material contract, terminating or amending in any material respect HEI’s equity forward contract;

•	waiving, releasing, assigning, settling or compromising any claim, action or proceeding for monetary damages, other than for an amount equal to or lesser than its balance sheet reserves or an aggregate amount of $10 million;

•	waiving, releasing, assigning, settling or compromising any claim, action or proceeding for non-monetary terms and conditions, other than non-monetary terms and conditions that would impose or require actions that would not reasonably be expected to be materially adverse to HEI;

•	making any material tax election, changing any material method of tax accounting, or settling or compromising any material tax liability, claim or assessment, agreeing to an extension or waiver of the limitation period to any material tax claim or assessment, granting any power of attorney with respect to material taxes, entering in to any closing agreement with respect to any material tax or refund or amending any material tax return, in each case other than in the ordinary course of business or as required by law or to consummate the bank spin-off;

•	taking any action that would result in HEI or any of HEI’s subsidiaries (other than ASB Hawaii or American Savings Bank) becoming subject to any restriction not in existence on the date of the merger agreement with respect to the payment of dividends or other distributions;

•	taking any action that would be reasonably likely to delay or hinder the consummation of the merger or that would present a significant risk of materially delaying or making it materially more difficult to obtain the required regulatory approvals;

•	authorizing, agreeing in writing or otherwise entering into any contract to do any of the foregoing actions.

In addition, between the date of the merger agreement and the effective time of the merger, NEE has agreed (subject in each case to exceptions specified in the merger agreement or previously disclosed in writing to HEI as provided in the merger agreement) not to take any action that would be reasonably likely to delay or hinder the consummation of the merger, including seeking to acquire or acquiring any “electric utility company” or “gas utility company” (as defined by FERC regulations) or any oil trading or distribution company, in each case in the state of Hawaii, that would present a significant risk of materially delaying or making it materially more difficult to obtain the required regulatory approvals.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	HPUC proceedings regarding HEI and the merger;

•	cooperation between NEE and HEI in the preparation of this proxy statement/prospectus;

•	confidentiality and access by NEE to certain information about HEI during the period prior to the effective time of the merger;

•	holding the special meeting and soliciting the HEI shareholder approval of the merger;

•	the use of each party’s respective reasonable best efforts to take all actions reasonably appropriate to consummate the merger;

•	cooperation between HEI and NEE to obtain all governmental approvals, consents and waiting period expirations required to complete the merger;

•	participation by NEE in the defense or settlement of any shareholder litigation against HEI relating to the merger;

•	cooperation between HEI and NEE with respect to Section 16(a) of the Exchange Act;

•	treatment of certain indebtedness of HEI;

•	certain governance matters relating to HEI after the merger;

•	cooperation between NEE and HEI in connection with public announcements;

•	the shares of NEE common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing date;

•	certain tax matters;

•	certain employee matters; and

•	coordination between HEI and NEE with respect to the payment of dividends.

Indemnification and Insurance

The merger agreement provides that from and after the effective time of the merger, NEE will indemnify and hold harmless each current and former director or officer of HEI and its subsidiaries for liabilities for acts or omissions occurring at or prior to the effective time of the merger. NEE will guarantee HEI’s post-closing obligations related to these matters. NEE will also maintain directors’ and officers’ and fiduciary liability insurance policies for six years following the effective time of the merger, subject to certain limitations on the amount of premiums payable under such policies. In lieu of such insurance, NEE may, prior to the closing of the merger and after consultation with HEI, purchase a “tail” directors’ and officers’ liability insurance policy for HEI and its current and former directors and officers who are currently covered by the liability insurance coverage currently maintained by HEI.

Employee Benefits Matters

From the effective time of the merger until the second anniversary thereof, NEE will, and will cause the surviving company to, provide each employee of HEI and its subsidiaries who is not covered by a collective bargaining agreement or party to an individual change in control severance agreement with HEI and whose employment continues following the effective time of the merger with (1) a base salary or wage rate that is no less favorable than that provided to such employee immediately prior to the effective time of the merger, (2) aggregate incentive compensation opportunities that are substantially comparable, in the aggregate, to those provided to such employee immediately prior to the effective time of the merger and (3) employee benefits that are substantially comparable, in the aggregate, to those provided to such employee immediately prior to the effective time of the merger. Further, until the second anniversary of the effective time of the merger, NEE and HEI will not implement involuntary workforce reductions of employees of HEI and its subsidiaries (exclusive of those party to an individual change in control severance agreement with HEI). In addition, NEE will, and will cause the surviving company to, honor all collective bargaining agreements in accordance with their terms, provided that this commitment will not be construed to limit the ability of NEE or HEI’s utility to amend or terminate any such collective bargaining agreement to the extent permitted by its terms and applicable law.

NEE will, or will cause the surviving company to, cause any employee benefit plans in which the continuing employees participate following the effective time to recognize such continuing employees’ service with HEI and its subsidiaries prior to the effective time of the merger for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except (i) to the extent that such service was not recognized under the corresponding benefit plan immediately prior to the effective time of the merger, (ii) for purposes of any defined benefit retirement plan, any retiree welfare benefit plan, any grandfathered or frozen plan or any plan under which similarly situated employees of NEE and its subsidiaries do not receive credit for prior service or (iii) to the extent that such recognition would result in any duplication of benefits for the same period of service. Further, NEE will, or will cause the surviving company to, use commercially reasonable efforts to cause any employee benefit plans that provide welfare benefits to waive any preexisting condition limitations or eligibility waiting periods and to credit expenses incurred in the year in which a continuing employee commences participation in the plan for purposes of deductibles and out-of-pocket expense requirements.

Representations and Warranties

NEE and HEI have each made representations and warranties to the other, many of which will be deemed untrue, inaccurate or incorrect as a consequence of the existence or absence of any fact, circumstance or event only if that fact, circumstance or event, individually or when taken together with all other facts, circumstances, effects, changes, events and developments, has had or would reasonably be expected to have a material adverse effect on the company making the representation. In determining whether a material adverse effect has occurred or would reasonably be expected to occur, the parties (subject to certain exceptions) will disregard any effects resulting from (1) changes or conditions generally affecting the industries in which such party operates, except if such effect has a materially disproportionate effect on such party relative to others in such industries, (2) changes affecting any economic or political condition generally or any change affecting any securities, credit, financial or other capital markets conditions generally, in each case in the United States or elsewhere, except if such effect has a materially disproportionate effect on such party relative to others in such industries, (3) any failure, in and of itself, by such party to meet any internal or public projection, budget, forecast or estimate in respect of revenues, earnings or other financial or operating metrics for any period, (4) any change resulting from the announcement, execution or delivery of the merger agreement, including (A) any action required to be taken by such party or any of its subsidiaries pursuant to the merger agreement, or consented to in writing by the parties to the merger agreement or (B) any litigation arising out of or related to the merger agreement (including shareholder litigation), (5) any change or condition affecting the market for commodities generally, including any change in the price or availability of commodities in general, except if such effect has a materially disproportionate effect on such party relative to others in such industries, (6) any change, in and of itself, in the market price, credit rating or trading volume of such party’s securities or any change affecting the ratings or the ratings outlook for such party or any of its subsidiaries, (7) any change in applicable law, regulation or GAAP (or authoritative interpretation thereof), except if such effect has a materially disproportionate effect on such party relative to others in such industries, (8) the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of the merger agreement, except if such effect has a materially disproportionate effect on such party relative to others in such industries, (9) any change, event or development resulting from or arising out of any change, event or development in national or regional wholesale or retail markets for electric power, capacity or fuel or related products generally, except if such effect has a materially disproportionate effect on such party relative to others in such industries, (10) any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development, except if such effect has a materially disproportionate effect on such party relative to others in such industries, (11) any action required by any HPUC order relating to HEI or any of its subsidiaries issued prior to the date hereof and (12) any change or effect arising from HPUC proceedings.

HEI’s representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power, charter documents and ownership of subsidiaries;

•	capital structure;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	consents and approvals relating to the merger;

•	SEC documents, financial statements, internal controls and accounting or auditing practices;

•	absence of undisclosed liabilities and off-balance-sheet arrangements;

•	accuracy of information supplied or to be supplied in the registration statement and this proxy statement/prospectus;

•	absence of any fact, change or event that would reasonably be expected to have a material adverse effect, as defined in the merger agreement, on HEI and the absence of certain other events and changes;

•	tax matters;

•	employee benefit matters, labor matters, and ERISA compliance;

•	disclosure of collective bargaining agreements and other labor matters;

•	absence of certain litigation;

•	compliance with applicable laws and permits;

•	inapplicability or absence of anti-takeover statutes, regulations, or provisions under applicable law or under organizational documents of HEI;

•	environmental matters;

•	material contracts;

•	owned and leased real property;

•	intellectual property;

•	insurance policies;

•	regulatory status and compliance;

•	broker’s fees payable in connection with the merger; and

•	receipt of an opinion from HEI’s financial advisor.

NEE’s representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power, charter documents and ownership of subsidiaries;

•	capital structure;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	consents and approvals relating to the merger;

•	SEC documents, financial statements, internal controls and accounting or auditing practices;

•	accuracy of information supplied or to be supplied in the registration statement and this proxy statement/prospectus;

•	absence of any fact, change or event that would reasonably be expected to have a material adverse effect, as defined in the merger agreement, on NEE and the absence of certain other events and changes;

•	tax matters;

•	absence of certain litigation;

•	compliance with applicable laws and permits;

•	broker’s fees payable in connection with the merger;

•	regulatory status;

•	nuclear matters; and

•	derivative products.

The merger agreement also contains certain representations and warranties of NEE with respect to its wholly owned subsidiaries Merger Sub I and Merger Sub II, including their corporate organization and authorization, lack of prior business activities, capitalization and execution of the merger agreement.

Amendments, Extensions and Waivers

Amendment. The merger agreement may be amended by the parties at any time before or after the receipt of the approval of the HEI shareholders required to consummate the merger. However, after such shareholder approval, there may not be, without further approval of HEI shareholders, any amendment of the merger agreement for which applicable laws requires further approval by the shareholders of HEI.

Extension; Waiver. At any time prior to the effective time of the merger, with certain exceptions, any party may (1) extend the time for performance of any obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement or (3) waive compliance by another party with any of the agreements or conditions contained in the merger agreement.

THE HEI BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

ADVISORY VOTE ON NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, HEI is required to submit a proposal to HEI shareholders for a non-binding advisory vote to approve the payment of certain compensation payable to the named executive officers of HEI that is based on or otherwise relates to the merger. This proposal, which we refer to as the merger-related compensation proposal, gives HEI shareholders the opportunity to express their views on the compensation that HEI’s named executive officers may be entitled to receive that is based on or otherwise relates to the merger.

As required by the Dodd-Frank Act, the compensation that HEI’s named executive officers may be entitled to receive that is based on or otherwise relates to the merger is summarized in the table entitled “Merger-Related Compensation,” which is included in “The Merger — Potential Payments upon a Termination In Connection with a Change in Control” beginning on page 60.

The following resolution is submitted for shareholder vote:

“RESOLVED, that the shareholders of Hawaiian Electric Industries, Inc. approve, on a non-binding advisory basis, the compensation to be paid to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the table entitled “Merger-Related Compensation,” which is included in “The Merger — Potential Payments upon a Termination In Connection with a Change in Control,” and the related narrative disclosures.”

Approval of this proposal is not a condition to completion of the merger, and as a non-binding advisory vote, the result will not be binding on HEI or on NEE, or the board of directors or the compensation committees of HEI or NEE. Therefore, if the merger is approved by the shareholders of HEI and completed, the merger-related compensation would still be paid to the HEI named executive officers regardless of whether the shareholders of HEI approve the merger-related compensation proposal. Proxies submitted without direction pursuant to this solicitation will be voted “FOR” the approval of the compensation to be paid to the HEI’s named executive officers that is based on or otherwise relates to the merger, as disclosed in this proxy statement/prospectus.

THE HEI BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL, ON A (NON-BINDING) ADVISORY BASIS, OF THE MERGER-RELATED COMPENSATION PROPOSAL.

PROPOSAL TO ADJOURN THE SPECIAL MEETING OF HEI SHAREHOLDERS

If there are not sufficient votes at the time of the special meeting to approve the merger proposal, HEI may propose to adjourn the special meeting to a later date or dates in order to permit the solicitation of additional proxies. Under Hawaii law and the provisions of HEI’s bylaws, no notice of adjournment need be given to you other than the announcement of the adjournment at the special meeting.

In order to permit proxies that have been received by HEI at the time of the special meeting to be voted for an adjournment, if necessary, HEI has submitted the adjournment proposal to you as a separate matter for your consideration.

In the adjournment proposal, HEI is asking you to authorize the holder of any proxy solicited by the HEI board to vote in favor of adjourning the special meeting and any later adjournments. lf HEI’s shareholders approve the adjournment proposal, HEI could adjourn the special meeting, and any adjourned session of the special meeting, to use the additional time to solicit additional proxies in favor of the merger proposal, including the solicitation of proxies from shareholders that have previously voted against the merger proposal. As a result, even if proxies representing a sufficient number of votes against the merger proposal have been received, HEI could adjourn the special meeting without a vote on the merger proposal and seek to convince the holders of those shares of common stock to change their votes to votes in favor of the merger proposal.

The HEI board believes that if the number of shares of common stock present or represented at the special meeting and voting in favor of the merger proposal is insufficient to approve the merger proposal, it is in the best interests of the shareholders of HEI to enable the HEI board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to approve the merger proposal.

The adjournment proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Abstentions and broker nonvotes will not be counted as a vote “FOR” or “AGAINST” the adjournment proposal. Proxies submitted without direction pursuant to this solicitation will be voted “FOR” the approval of the adjournment proposal.

THE HEI BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

COMPARISON OF SHAREHOLDER RIGHTS

If the merger is consummated, shareholders of HEI will become shareholders of NEE. The rights of NEE shareholders are governed by and subject to the provisions of the Florida Business Corporation Act, or FBCA, and the restated articles of incorporation and the amended and restated bylaws of NEE, rather than the provisions of the Hawaii Business Corporation Act, or HBCA, and the amended and restated articles of incorporation and the amended and restated bylaws of HEI. The following is a summary of the material differences between the rights of holders of NEE common stock and the rights of holders of HEI common stock, but does not purport to be a complete description of those differences and is qualified in its entirety by reference to the relevant provisions of (i) the FBCA, (ii) the HBCA, (iii) the restated articles of incorporation of NEE, which we refer to as the NEE charter, (iv) the amended and restated articles of incorporation of HEI, which we refer to as the HEI charter, (v) the amended and restated bylaws of NEE, which we refer to as the NEE bylaws, (vi) the amended and restated bylaws of HEI, which we refer to as the HEI bylaws, and (vii) the description of NEE common stock contained in NEE’s Form 8-K/A filed on March 1, 2010 and the description of HEI common stock contained in HEI’s Registration Statement on Form S-3 ASR filed on December 22, 2014.

This section does not include a complete description of all differences among the rights of NEE shareholders and HEI shareholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of the FBCA and the HBCA, as well as the governing corporate instruments of each of NEE and HEI, copies of which are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

NEE	HEI
AUTHORIZED CAPITAL STOCK
NEE’s charter authorizes it to issue up to 800,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of the record date for the special meeting, there were 444,123,764 shares of NEE common stock outstanding, and no shares of NEE preferred stock outstanding.	HEI’s charter authorizes it to issue up to 200,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value. As of the record date for the special meeting, there were 107,416,201 shares of HEI common stock outstanding, and no shares of HEI preferred stock outstanding.

SIZE OF BOARD OF DIRECTORS
NEE’s bylaws currently provides that the size of NEE’s board of directors shall not be less than three nor more than sixteen. The authorized number of directors, within the limits specified in the preceding sentence, shall be determined by the affirmative vote of a majority of the entire board of directors. NEE’s board of directors currently has 12 directors.	HEI’s charter and bylaws currently provide that HEI’s board of directors shall consist of not less than five nor more than eighteen directors, and that the board of directors may determine the exact number of directors by the affirmative vote of a majority of the entire board. HEI’s board of directors currently has 9 directors.

NEE	HEI
CLASSES OF DIRECTORS
NEE’s board of directors is not classified; all directors are elected annually.	The HBCA permits a classified board so long as HEI has at least 9 directors, and HEI’s bylaws require a classified board so long as there are at least 9 directors. HEI’s board of directors is divided into three classes, designated Class I, Class II and Class III. Each class of directors consists, as nearly as possible, of one-third of the total number of such directors constituting the entire board. Each director serves for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected. Only individuals nominated by the board or by shareholders in accordance with the procedures set forth in the bylaws are eligible for election as directors of HEI.

ELECTION OF DIRECTORS
Under NEE’s bylaws, a director is elected if the votes cast for a nominee’s election exceed the votes cast against such nominee’s election; provided that if the number of nominees for election as directors exceeds the total number of directors to be elected, directors shall be elected by a plurality of the votes cast.	Under HEI’s bylaws, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at the meeting.

REMOVAL OF DIRECTORS
Directors may be removed from office at any time by the majority vote of the entire Board of Directors. Directors may also be removed by shareholders, but only for cause and only by the affirmative vote of holders of 75% of shares entitled to vote in the election of directors, voting together as a single class.	The shareholders of HEI may at any special meeting of the shareholders remove from office any director or directors, with or without cause.

FILLING VACANCIES ON THE BOARD OF DIRECTORS
Newly created directorships resulting from any increase in the number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office. The term of any director elected to fill a vacancy shall expire at the next annual meeting of shareholders. No decrease in the number of directors constituting the board of directors shortens the term of any incumbent director.	Under HEI’s bylaws, in case of any vacancies due to death, incapacity, resignation, removal or otherwise, including temporary vacancies caused by the illness of directors, the remaining members of the board of directors (even if less than a majority) may fill the vacancy by an affirmative vote of a majority of the remaining members, except that, in the case of a director removed by shareholders, shareholders have the right to fill such vacancy at the special meeting at which such director was removed. In the case of any temporary vacancy caused by the illness of a director, such temporary vacancy shall be filled only until the termination of such director’s illness. No decrease in the number of directors constituting the board of directors shortens the term of any incumbent director. The HBCA provides that the term of a director elected to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

NEE	HEI
SPECIAL MEETINGS OF SHAREHOLDERS
Special meetings of the shareholders of NEE may be called at any time by the chairman of the board of directors or the president or secretary of the corporation and shall be called upon the written request of a majority of the entire board of directors or the holder or holders of not less than a majority of all the outstanding shares of stock entitled to vote on the matter or matters to be presented at the meeting.	Special meetings of the shareholders of HEI may be called by the secretary at any time upon request of the board of directors, the chairman of the board of directors or the president or upon the written demand of the holders of at least 10% of all the votes entitled to be cast on any issue to be considered at the proposed special meeting. Notice of a special meeting must be given at least ten and not more than sixty days before the meeting. At any such special meeting only business within the purpose or purposes described in the notice of such meeting shall be conducted.

QUORUM
Under NEE’s bylaws, at any meeting of shareholders, the holders of a majority of all the shares of stock outstanding and entitled to vote at the meeting, present in person or by proxy, constitute a quorum for all purposes, except as otherwise provided by the FBCA. Where a separate vote by a class or classes is required, a majority of the shares outstanding and entitled to vote of such class or series, represented in person or by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter. If a quorum fails to attend any meeting, the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting. After a quorum has been established at a meeting, the subsequent withdrawal of shareholders so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum shall not affect the validity of any action taken at the meeting.	Under HEI’s bylaws, the holders of a majority of the shares of capital stock of HEI outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the shareholders. Once a share is represented for any purpose at a meeting it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is set or must be set for the adjourned meeting.

NOTICE OF SHAREHOLDER MEETINGS
NEE’s bylaws provide that written notice of the place, date and hour of all meetings of the shareholders must be given, not less than 10 and not more than 60 days before the date on which the meeting is to be held, to each shareholder entitled to vote at such meeting. When a meeting is adjourned to another time or place, it is not necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned is announced at the meeting at which the adjournment is taken; however, if the board fixes a new record date for the adjourned meeting, notice must be provided to each shareholder entitled to vote at such meeting as described in the previous sentence.	HEI’s bylaws provide that notices of all shareholders’ meetings shall specify the class or classes of stock entitled to vote at such meeting, the place, day and hour of the meeting and whether the meeting is annual or special. Notices of special meetings must include a description of the purpose or purposes for which the meeting is called. Notice of each meeting shall be given to each shareholder of record entitled to vote at such meeting at least 10 but not more than 60 days before the date set for such meeting.

NEE	HEI
ADVANCE NOTICE OF SHAREHOLDER PROPOSALS

NEE’s bylaws establish an advance notice procedure with regard to nominations and other business proposals to be brought before NEE’s annual meeting by a shareholder. For nominations or other business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in proper written form to the Secretary of the corporation and any such other business must constitute a proper matter for shareholder action. To be timely, a shareholder’s notice must be delivered to the Secretary at the principal executive offices of NEE not earlier than opening of business on the 120th day prior to and not later than close of business on the 90th day prior to the first anniversary of the date of NEE’s immediately preceding annual meeting; provided, however, that if the date of the annual meeting is more than 30 days earlier or more than 60 days later than the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the opening of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by NEE. The notice must contain specified information, as set forth in NEE’s bylaws.

Shareholder nominations of persons for election to the board of directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to NEE’s notice of meeting by any shareholder of record of NEE who is a shareholder of record at the time of giving of notice provided for in this paragraph, who is entitled to vote at the meeting and who complies with the same notice procedures applicable to shareholder nominations at an annual meeting of shareholders. Nominations by shareholders of persons for election to the board of directors may be made at such a special meeting of shareholders if the shareholder’s notice is delivered to the Secretary at the principal executive offices of NEE not earlier than the opening of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the fact that directors are to be elected.

At any meeting of shareholders, shareholders may bring business before the meeting only if the shareholder has given timely notice of such business in proper written form to the secretary of HEI. To be timely, a shareholder’s notice must be delivered to or mailed to and received at HEI’s principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be received not later than the close of business on the 10th day following the day on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. Such a notice must be accompanied by certain specified information, as set forth in HEI’s bylaws.

NEE	HEI
ANTI-TAKEOVER PROVISIONS AND OTHER SHAREHOLDER PROTECTIONS
NEE’s charter provides that any “business combination” involving NEE and an interested shareholder, or any corporation that is or after such business combination would be an affiliate of an interested shareholder, must be approved by the holders of at least 75% of the voting power of the outstanding shares of stock entitled to vote, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise. However, such higher vote is not required if the business combination does not involve any cash or other consideration being received by the shareholders of NEE and the business combination is approved by a majority of the directors who are not affiliates or associates of the interested shareholder and who served on the board before the interested shareholder became an interested shareholder. In the case of any other business combination with an interested shareholder, such higher vote shall not be required if the director vote described in the preceding sentence has been obtained and the amount of consideration to be received by NEE shareholders satisfies certain minimum price and other standards described in NEE’s charter. For purposes of these provisions, an “interested shareholder” includes any person (with certain exceptions) who is the “beneficial owner” (as defined in the certificate of incorporation) of more than 10% of the voting power of NEE’s outstanding common stock, any affiliate of NEE which was the beneficial owner of more than 10% of NEE’s outstanding common stock during the two years prior to the date in question; or any assignee of or successor to any shares of NEE common stock that were beneficially owned by an “interested shareholder” at any time during the two years prior to the date in question. For purposes of these provisions, a “business combination” is defined as any merger or consolidation of NEE or any subsidiary with or into an interested shareholder or affiliate of an interested shareholder, the disposition of the assets of NEE or any subsidiary having an aggregate fair market value of $10,000,000 or more to or with any interested shareholder or affiliate of an interested shareholder, the issuance or transfer by NEE or any subsidiary of any securities of NEE or any subsidiary to any interested shareholder or affiliate of an interested shareholder in exchange for cash, securities or other property having an aggregate fair market value of $10,000,000 or more, the adoption of any plan or proposal for the liquidation or dissolution of NEE

Under Chapter 414E of the Hawaii Revised Statutes (the HRS), a person or group who proposes to make a “control share acquisition” in an “issuing public corporation” must obtain approval of the acquisition, in the manner specified in Chapter 414E of the HRS, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, exclusive of the shares beneficially owned by the acquiring person, and must consummate the proposed control share acquisition within 180 days after shareholder approval. If a control share acquisition is made without the requisite shareholder approval, unless the acquisition was approved by the board, the statute provides that the shares acquired may not be voted for a period of one year from the date of acquisition, the shares will be nontransferable on the corporation’s books for one year after acquisition and the corporation, during the one-year period, has the right to call the shares for redemption either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

Under Chapter 414E of the HRS, “control share acquisition” means, subject to specified exceptions, the acquisition of shares of an issuing public corporation resulting in beneficial ownership of the acquiring person exceeding any of the following thresholds:

•    At least 10% but less than 20%;

•    At least 20% but less than 30%;

•    At least 30% but less than 40%;

•    At least 40% but less than a majority; or

•    At least a majority.

An “issuing public corporation” means a corporation incorporated in Hawaii which has (i) 100 or more shareholders and (ii) its principal place of business or its principal office in Hawaii, or that has substantial assets located in Hawaii.

Section 414-221 of the HBCA also provides that a director, in discharging his or her duties, may consider, in the director’s discretion:

•    the interests of the corporation’s employees, customers, suppliers, and creditors;

NEE	HEI

proposed by or on behalf of an interest shareholder or affiliate of an interested shareholder, any reclassification of securities or recapitalization that would increase the proportionate share of any class of equity or convertible securities of NEE or any subsidiary owned by an interested shareholder or affiliate of an interested shareholder.

Control Share Acquisitions. Under FBCA Section 607.0902, unless there is a provision in the articles of incorporation or bylaws electing not to be governed by this provision, “control shares” (shares that would otherwise have voting power for the election of directors in certain ranges of ownership over 20%) acquired in a control-share acquisition have the same voting rights as were accorded to the shares before such acquisition only to the extent granted by a resolution approved by the majority of all the votes entitled to be cast by each class or series of the disinterested shareholders of the issuing corporation entitled to vote on the matter, subject to certain exceptions.

Affiliated Transactions. FBCA Section 607.0901 provides that, unless a specified exception is met (including approval by a majority of the corporation’s disinterested directors), an interested shareholder (i.e., a person beneficially owning 10% or more of a corporation’s outstanding voting stock) and its affiliates and associates may not engage in an affiliated transaction (including a merger or other specified significant corporate transactions) with a Florida corporation unless such transaction is approved by two-thirds of the voting shares of the corporation excluding the shares beneficially owned by the interested shareholder.

•    the economy of the State of Hawaii and the United States;

•    community and societal considerations, including, without limitation, the impact of any action upon the communities in or near which the corporation has offices or operations; and

•    the long-term as well as short-term interests of the corporation and its shareholders, including, without limitation, the possibility that these interests may be best served by the continued independence of the corporation.

Chapter 417E of the HRS, the Hawaii Corporate Take-Overs Act (the HCTA), generally applies to take-over offers made to residents of the State of Hawaii in cases where the offeror would become the beneficial owner of more than 10% of any class of equity securities of a target company, or where an offeror that already owns more than 10% of any class of equity securities of the target company would increase its beneficial ownership by more than 5%. Under the HCTA, no offeror may acquire from any Hawaii resident equity securities of a target company at any time within two years following the last purchase of securities pursuant to a take-over offer with respect to the same class of securities, including but not limited to acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless the holders of the equity securities are afforded, at the time of the acquisition, a reasonable opportunity to dispose of the securities to the offeror upon substantially equivalent terms as those provided in the earlier take-over offer. The HCTA requires that any person making a covered take-over offer file a registration statement with the Hawaii Commissioner of Securities.

A “take-over offer” is an offer to acquire any equity securities of a target company from a Hawaii resident pursuant to a tender offer or request or invitation for tenders.

A “target company” is an issuer of publicly traded equity securities that is organized under the laws of Hawaii or has at least 20% of its equity securities beneficially held by Hawaii residents and has substantial assets in Hawaii.

NEE	HEI
The HCTA does not apply if the offer has been approved in writing by the board of directors of the target company, if the offeror is the issuer of the securities, if the offeror does not acquire more than 2% of any class of equity securities of the issuer during the preceding 12 month period, or if the offer involves an exchange of securities that is registered under (or exempt from) the HCTA.

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS
Section 607.0831(1) of the FBCA provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his or her duties as a director and the director’s breach of, or failure to perform, those duties constitutes a violation of criminal law, self-dealing, an unlawful distribution, willful misconduct or recklessness.	HEI’s charter provides that the personal liability of directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Hawaii law and the HBCA. Under Section 414-222 of the HBCA, a corporation may eliminate or limit the personal liability of its directors in any action brought by the shareholders or the corporation for monetary damages against any director of the corporation for any action taken, or any failure to take any action, as a director through a provision in its articles of incorporation or duly adopted amendment thereto. A Hawaii corporation cannot eliminate or limit the personal liability of a director for an amount of a financial benefit received by a director to which the director is not entitled; an intentional infliction of harm on the corporation or its shareholders, an intentional violation of criminal law, or in connection with an unlawful distribution.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE
Section 607.0850 of the FBCA permits, under certain circumstances, the indemnification of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving in a similar capacity for another enterprise at the request of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. To the extent that a present or former director or officer of the corporation has been successful in defending any such proceeding, the FBCA provides that he shall be indemnified against expenses (including attorneys’ fees), actually and reasonably incurred by him in connection therewith. With respect to a proceeding by or in the right of the corporation, such person may be indemnified against expenses (including	Section 414-242 of the HBCA provides that a corporation may indemnify an individual who is a party to a proceeding because the individual is a director against liability incurred during the proceeding if the individual acted in good faith and reasonably believed his or her conduct was, in the case of conduct of official capacity, in the best interests of the corporation and, in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation. The HBCA provides that corporations can provide broader indemnification through a provision in its articles of incorporation. Unless ordered by a court, a corporation may not indemnify a director (1) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director acted in good faith and reasonably believed that his or her conduct was, in the case of conduct in the director’s official capacity, in the best interests of the corporation and, in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation or (2) in connection

NEE	HEI

attorneys’ fees), actually and reasonably incurred, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. The FBCA provides, however, that indemnification shall not be permitted in such a proceeding if such person is adjudged liable to the corporation unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. The FBCA permits a corporation to advance expenses incurred by a proposed indemnitee in advance of final disposition of the proceeding, provided that the indemnitee undertakes to repay such advanced expenses if it is ultimately determined that he is not entitled to indemnification. Also, a corporation may purchase insurance on behalf of an indemnitee against any liability asserted against him in his designated capacity, whether or not the corporation itself would be empowered to indemnify him against such liability.

The FBCA also permits a corporation to further indemnify and make advances to such persons by other means (such as by contract or bylaw provision) unless a judgment or other final adjudication establishes that such person’s actions or omissions which were material to the cause of action constitute any of the following: (1) a crime, unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it unlawful; (2) a transaction from which he derived an improper personal benefit; (3) an action in violation of Florida Statutes Section 607.0834 (which section pertains to unlawful distributions to shareholders); or (4) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

These broad rights are applicable under NEE’s bylaws, which provide that current or former directors or officers, directors, officers, or other employees serving as the fiduciary of an employee benefit plan, and other persons to whom NEE has agreed to grant such indemnity shall be indemnified and held harmless by NEE to the fullest extent authorized by the FBCA against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA or other excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person;

with any proceeding with respect to conduct for which the director was adjudged liable on the basis that the director received a financial benefit to which the director was not entitled, whether or not involving action in the director’s official capacity. Section 414-243 of the HBCA provides that a corporation is required to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

HEI’s charter requires indemnification of each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of HEI) by reason of the fact that he is or was a director, officer, employee or agent of HEI, or is or was serving at the request of HEI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of HEI, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. HEI is also required to indemnify a person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of HEI to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of HEI, or is or was serving at the request of HEI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of HEI, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable for negligence or misconduct in the performance of his or her duty to HEI unless and only to the extent that the court in which such action

NEE	HEI
provided, however, that NEE will (with limited exceptions) indemnify an officer or director in connection with a proceeding (or part thereof) initiated by such officer or director only if authorization for such proceeding (or part thereof) was not denied by the board of directors of NEE prior to 60 days after receipt of notice of thereof from such person. NEE will also advance expenses to officers and directors, upon receipt of a written undertaking to repay the advance if it is ultimately determined that he or she is not entitled to be indemnified by NEE. NEE’s bylaws provide that NEE may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of NEE or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not NEE would have the power to indemnify such person against such expense, liability or loss under the FBCA.

or suit was brought, or in any other court of competent jurisdiction, determines that, in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as such court deems proper. Indemnification in either of such situations may be made only if authorized in the specific case in the manner specified in the charter.

Indemnification pursuant to the charter is not exclusive of any other rights that the person seeking indemnification may have. Directors of HEI and its principal subsidiaries and certain officers of HEI have agreements which provide for broader indemnification rights and require advancement of expenses incurred in defending claims asserted against them in their capacities as directors and officers.

HEI’s charter provides that HEI shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of HEI, or is or was serving at the request of HEI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS
Section 607.1003 of the FBCA provides that, with the limited exception of certain non-substantive amendments that can be effected by a corporation’s board of directors without shareholder approval, NEE’s charter may be amended upon the recommendation of the amendment to the shareholders by the board of directors and approval by the holders of a majority of the outstanding shares entitled to vote unless the FBCA, or to the extent permitted by the FBCA, the board of directors, requires a greater vote. NEE’s charter may be amended under Section 607.1003 of the FBCA without a recommendation of the board of directors if the board of directors determines that, because of conflict of interest or other special circumstances, it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment. Pursuant to NEE’s charter, the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of the capital stock of NEE entitled to vote generally in the election of directors, voting as a single class, is required to amend or repeal certain provisions of NEE’s charter, including the provisions relating to business combinations with interested shareholders, shareholder action by written consent, and the number and removal of directors and

Section 414-283 of the HBCA provides that HEI’s articles of incorporation may be amended or changed upon the recommendation of the board of directors (unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicate the basis for its determination to the shareholders with the amendment) and the affirmative vote of holders of two-thirds of the shares entitled to vote thereon.

HEI’s bylaws may be altered, amended or repealed or new bylaws enacted by the affirmative vote of a majority of the entire board of directors or at any regular meeting of the shareholders (or at any special meeting duly called for that purpose) by the affirmative vote of a majority of the shares represented and entitled to vote at such meeting.

NEE	HEI
the filling of board vacancies. NEE’s bylaws may be amended either by a majority of the entire NEE board of directors or by a vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of the capital stock of NEE entitled to vote generally in the election of directors, voting as a single class.

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS
Under NEE’s charter, any action required or permitted to be taken by the shareholders of NEE at an annual or special meeting must be effected at a duly called annual or special meeting of shareholders of NEE and may not be effected by any consent in writing by such shareholders.	Under Section 414-124 of the HBCA, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action shall be evidenced by one or more written consents describing the action taken, signed before or after the intended effective date of the action by all the shareholders entitled to vote on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

SHAREHOLDER RIGHTS PLAN
Neither NEE nor HEI currently has a shareholder rights plan in effect.

DISSENTERS’ RIGHTS

If the merger is consummated, HEI shareholders will have certain rights under Section 414-342 Part XIV of the HBCA to dissent and to receive payment in cash of the fair value of their shares of HEI common stock.

Prior to the vote on the merger proposal at the HEI special meeting, HEI shareholders who wish to exercise dissenters’ rights are required under Section 414-352 of the HBCA to deliver written notice to HEI of their intent to demand payment for their HEI shares if the merger is effectuated. Such shareholders must not vote in favor of the merger proposal or they will forfeit their dissenters’ rights. A shareholder who does not follow these procedures is not entitled to obtain payment for his or her shares as a dissenter. If the merger is approved by the requisite number of HEI shareholders and ultimately consummated, no later than 10 days thereafter HEI is required under Section 414-353 of the HBCA to deliver a dissenters’ notice to all properly dissenting shareholders, which will include additional information on the procedures for dissenting shareholders to follow for perfecting their dissenters’ rights and will provide a form for demanding payment.

Shareholders who perfect their dissenters’ rights by complying with the further procedures set forth in Sections 414-352 and Section 414-354 of the HBCA (including demanding payment, certifying when they acquired beneficial ownership of their shares and depositing their certificates if their shares are certificated) will be paid HEI’s estimate of the fair value of the dissenting shareholder’s shares, including accrued interest from the effective date of the corporate action. Section 414-341 of the HBCA defines “fair value” as the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless such exclusion would be inequitable.

Pursuant to Section 414-359 of the HBCA, if the dissenter is not satisfied with HEI’s payment or offer of payment, the dissenter may provide an estimate of the fair value of his or her shares and demand payment of the dissenter’s estimate in writing (less any payment already made) in writing, or may reject the offer and demand payment of the fair value of the dissenter’s shares and interest due, if the dissenter believes that the amount paid or offered is less than the fair market value of the shares or that the interest due was incorrectly calculated, if HEI fails to make payments within 60 days after the date set for demanding payment, or if HEI, having failed to take the proposed action, does not return the dissenter’s deposited certificate or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment. If a demand for payment under Section 414- 359 of the HBCA remains unsettled, HEI must commence a proceeding in a Hawaii circuit court pursuant to Section 414-371 of the HBCA and petition the court to determine the fair value of the shares and accrued interest, or pay each dissenter whose demand remains unsettled the amount of the demand. In determining the fair value of the shares, the court may appoint appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenter made a party to the proceeding would be entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by HEI, or to the fair value, plus accrued interest, of the dissenter’s after acquired shares for which HEI elected to withhold payment.

Failure to follow the steps required by Part XIV of the HBCA for exercising dissenters’ rights may result in the loss of dissenters’ rights. In that event, you will be entitled to receive the consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Part XIV of the HBCA, if you are an HEI shareholder and are considering exercising your dissenters’ rights under the HBCA, you should consult your own legal advisor.

A copy of Part XIV of the HBCA, which contains the sections summarized above and upon which you should rely if you wish to pursue your dissenters’ rights, is included as Annex C to this proxy statement/prospectus.

LEGAL MATTERS

The validity of the shares of NEE common stock to be issued in the merger will be passed upon by Squire Patton Boggs (US) LLP. Certain U.S. federal income tax consequences relating to the merger and the transactions contemplated by the merger agreement will be passed upon by Wachtell for NEE and by Skadden for HEI.

EXPERTS

NEE

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from NextEra Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of NextEra Energy, Inc.’s internal control over financial reporting as of December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

HEI

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Hawaiian Electric Industries, Inc. incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS

HEI’s 2015 annual meeting of shareholders, which we refer to as the 2015 annual meeting, is scheduled for July 15, 2015. Any HEI shareholder who wishes to submit a proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in HEI’s proxy statement and proxy card for the 2015 annual meeting must submit the proposal to HEI’s Corporate Secretary at P.O. Box 730 Honolulu, Hawaii 96808-0730, no later than April 3, 2015. SEC rules set forth standards as to which shareholder proposals are required to be included in a proxy statement. In addition, any shareholder who wishes to bring business (including director nominations) before the 2015 annual meeting must comply with HEI’s bylaws, which currently require that written notice of such business be provided to HEI’s Corporate Secretary no later than April 3, 2015. For additional requirements, HEI shareholders should refer to HEI’s bylaws, Article II, Section 2, a current copy of which may be obtained from HEI’s Corporate Secretary. If HEI does not receive timely notice pursuant to HEI’s bylaws, any proposal may be excluded from consideration at the meeting, regardless of any earlier notice provided in accordance with Rule 14a-8.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the HEI board knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

NEE and HEI file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including NEE and HEI, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult HEI’s website (www.hei.com) or HEI’s and NEE’s joint website (www.forhawaiisfuture.com) for more information concerning the merger described in this proxy statement/prospectus. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

NEE has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the shares of NEE common stock to be issued to HEI shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about NEE common stock. The rules and regulations of the SEC allow NEE and HEI to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows NEE and HEI to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that NEE has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The following documents contain important information about NEE, its financial condition and other matters.

NEE Filings (File No. 001-08841)	Period
Annual Report on Form 10-K	Filed on February 20, 2015 for the fiscal year ended December 31, 2014.

Proxy Statement on Schedule 14A	Filed on March 25, 2015, in connection with the solicitation of proxies for the NEE 2015 annual meeting of shareholders.

Current Reports on Form 8-K	Filed on February 17, 2015 and March 11, 2015 (other than portions of this document not deemed to be filed).

Description of the NEE common stock included in Current Report on Form 8-K/A	Filed on March 1, 2010, and any amendments or reports filed for the purpose of updating such description.

In addition, NEE incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting. Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from NEE by requesting them in writing or by telephone at the following address:

NextEra Energy, Inc.

700 Universe Boulevard

Juno Beach, Florida 33408

Attention: Investor Relations

Telephone: (561) 694-400

These documents are available from NEE without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

This proxy statement/prospectus incorporates by reference the documents listed below that HEI has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The following documents contain important information about HEI, its financial condition and other matters.

HEI Filings (File No. 001-08503)	Period
Annual Report on Form 10-K	Filed on February 26, 2015 for the fiscal year ended December 31, 2014.

Current Reports on Form 8-K	Filed on January 30, 2015 and March 23, 2015 (other than portions of this document not deemed to be filed).

In addition, HEI incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting. Such documents are considered to be a part of this document, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from HEI by requesting them in writing, by email or by telephone at the following address:

HEI Shareholder Services

P.O. Box 730

Honolulu, Hawaii 96808-0730

Telephone Toll-Free: (866) 672-5841

Telephone: (808) 532-5841

Email: invest@hei.com

These documents are available from HEI without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

If you would like to request documents, please do so by May 5, 2015 to receive them before the special meeting. If you request any documents from NEE or HEI, NEE or HEI will mail them to you by first class mail, or another equally prompt means, within one business day after NEE or HEI receives your request.

This document is a prospectus of NEE and is a proxy statement of HEI for the special meeting. Neither NEE nor HEI has authorized anyone to give any information or make any representation about the merger or NEE or HEI that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that NEE or HEI has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

NEXTERA ENERGY, INC.

NEE ACQUISITION SUB I, LLC,

NEE ACQUISITION SUB II, INC.

and

HAWAIIAN ELECTRIC INDUSTRIES, INC.

Dated as of December 3, 2014

i

ii

iii

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 3, 2014, is by and among NextEra Energy, Inc., a Florida corporation (“Parent”), NEE Acquisition Sub I, LLC, a Delaware limited liability company (“Merger Sub II”), NEE Acquisition Sub II, Inc., a Delaware corporation (“Merger Sub I”), and Hawaiian Electric Industries, Inc., a Hawaii corporation (the “Company”).

WHEREAS, the parties hereto intend that, upon the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub I will merge with and into the Company, with the Company surviving the merger (the “Initial Merger”) as the surviving corporation (the “Surviving Corporation”) and (b) immediately after the Effective Time and without further approval, authorization or direction from or by any of the parties hereto, as part of an integrated plan with the Initial Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Integrated Mergers”), with Merger Sub II surviving the Subsequent Merger as the surviving company (the “Surviving Company”);

WHEREAS, it is a condition to the Integrated Mergers that the Company, prior to the Effective Time, distribute to the Company’s shareholders all of the issued and outstanding shares of common stock of ASB Hawaii, Inc., a Hawaii corporation (“ASB Hawaii”) and a wholly owned subsidiary of the Company and a direct parent company of American Savings Bank, F.S.B., a federal savings bank (“ASB”) (such distribution referred to as the “Distribution” or the “Bank Spin-Off” and, together with the related transactions, actions, agreements and undertakings in connection therewith, the “Bank Spin-Off Agreements”), such that at the Effective Time, the Company is no longer a savings and loan holding company;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (b) adopted and approved the execution, delivery and performance of this Agreement and the consummation of the Integrated Mergers and (c) resolved to recommend approval of this Agreement by the Company’s shareholders;

WHEREAS, the board of directors of Parent (the “Parent Board”) has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Integrated Mergers;

WHEREAS, Parent, as sole shareholder of Merger Sub I, has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Initial Merger by Merger Sub I;

WHEREAS, Parent, as sole manager of Merger Sub II, has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Subsequent Merger by Merger Sub II;

WHEREAS, for U.S. federal income tax purposes the Integrated Mergers are intended to be treated as a single integrated transaction that will qualify for the Intended Tax Treatment; and

WHEREAS, Parent, Merger Sub I, Merger Sub II and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, and intending to be legally bound hereby, Parent, Merger Sub I, Merger Sub II and the Company agree as follows:

ARTICLE I

The Distribution and the Integrated Mergers

SECTION 1.01 The Distribution.

(a) Upon the terms and subject to the conditions of the Bank Spin-Off Agreements, on the Closing Date but prior to the Effective Time and subject to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII and the confirmation of Parent and Merger Sub I that each of them is ready, willing and able to consummate the Initial Merger promptly after the consummation of the Distribution, the Company shall cause to be effected the Distribution and the other transactions contemplated by the Bank Spin-Off Agreements, in each case in accordance with the terms of the Bank Spin-Off Agreements.

(b) Each of the Company and Parent shall cooperate reasonably with each other, and shall cause their respective Affiliates to cooperate, such that the Distribution shall be effected on the Closing Date, prior to the Effective Time, with as short as possible of a delay between the consummation of the Distribution and the Effective Time.

SECTION 1.02 The Initial Merger and the Subsequent Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the requirements set forth in Section 414 of the Hawaii Business Corporation Act (the “HBCA”) and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub I shall be merged with and into the Company, and the separate corporate existence of Merger Sub I shall cease. The Company shall continue as the Surviving Corporation and as a wholly owned Parent Subsidiary. Immediately after the Effective Time, upon the terms set forth in this Agreement, and in accordance with the requirements set forth in Section 414 of the HBCA and the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), the Surviving Corporation shall merge with and into Merger Sub II, and the separate corporate existence of the Surviving Corporation shall cease. At the effective time of the Subsequent Merger, the effects of the Integrated Mergers shall be as provided in this Agreement, the Initial Articles of Merger, the Subsequent Certificate of Merger and the applicable provisions of the HBCA and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (i) at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Corporation and (ii) at the effective time of the Subsequent Merger, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub II shall vest in the Surviving Company, and all debts, liabilities and duties of the Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Company.

SECTION 1.03 Closing. The closing (the “Closing”) of the Initial Merger shall take place at the offices of Wachtell, Lipton, Rosen & Katz (“Wachtell”), located at 51 West 52nd Street, New York, New York, at 10:00 a.m., New York time, on a date to be agreed in writing by the Company and Parent, which shall be no later than the tenth (10) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as may be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.04 Effective Time. Subject to the provisions of this Agreement, in connection with and as part of the Closing, the parties shall cause articles of merger relating to the Initial Merger (the “Initial Articles of Merger”) to be delivered to the Director of the Department of Commerce of the State of Hawaii in accordance with the relevant provisions of the HBCA and to the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the HBCA or the DGCL or by the Department of Commerce of the State of Hawaii or the Secretary of State of the State of Delaware in connection with the Initial Merger. The Initial Merger shall become effective at the time that the Initial Articles of Merger have been duly filed with the Department of Commerce of the State of Hawaii, or at such later date and time as Parent and the Company shall agree and specify in the Initial Articles of Merger (the time the Initial Merger becomes effective being the “Effective Time”). Immediately following the Effective Time, the parties shall cause a certificate of merger relating to the Subsequent Merger (the “Subsequent Certificate of Merger”) to be delivered to the Director of the Department of

Commerce of the State of Hawaii in accordance with the relevant provisions of the HBCA and to the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DLLCA. The Subsequent Merger shall become effective at the time the Subsequent Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date and time as Parent and the Company shall agree and specify in the Subsequent Certificate of Merger.

SECTION 1.05 Organizational Documents.

(a) The articles of incorporation and the by-laws of Merger Sub I, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) The certificate of formation and the limited liability company agreement of Merger Sub II, as in effect immediately prior to the effective time of the Subsequent Merger, shall be the certificate of formation and the limited liability company agreement of the Surviving Company until thereafter amended as provided therein or by applicable Law.

SECTION 1.06 Surviving Company Manager and Officers. Parent, as sole manager, and the officers of Merger Sub II in office immediately prior to the Subsequent Merger shall be the sole manager and officers of the Surviving Company and shall hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company or otherwise as provided by applicable Law.

SECTION 1.07 Plan of Merger. This Agreement shall constitute a “plan of merger” for purposes of the HBCA, the DGCL and the DLLCA.

SECTION 1.08 Alternative Structure. The parties agree to reasonably cooperate in the consideration and implementation of alternative structures to effect the transactions contemplated by this Agreement as long as any such alternative structure does not (a) impose any material delay on, or condition to, the consummation of the Distribution or the Integrated Mergers, (b) cause any condition set forth in Article VII to not be capable of being satisfied (unless duly waived by the party entitled to the benefits thereof) or (c) adversely affect in any material respect any of the parties hereto or in any respect the shareholders of Parent or of the Company.

ARTICLE II

Effect on Capital Stock; Exchange of Certificates

SECTION 2.01 Effect of Initial Merger on Capital Stock. At the Effective Time, by virtue of the Initial Merger and without any action on the part of the Company, Parent, Merger Sub I, any holder of shares of Company Common Stock or any holder of shares of Merger Sub I:

(a) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, no par value, of the Company (“Company Common Stock”) that is owned by the Company as treasury stock, if any, and each share of Company Common Stock, if any, that is owned directly or indirectly by Parent or Merger Sub I or any of their respective Subsidiaries immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(a) and subject to Section 2.01(d)) shall be converted automatically into the right to receive from Parent 0.2413 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent (the “Merger Consideration”).

(c) Effect of Initial Merger on Merger Sub I Stock. Each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub I common stock are so converted shall be the only shares of capital stock of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.

(d) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Common Stock pursuant to Section 2.01, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Initial Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount calculated in accordance with this Section 2.01(d).

(ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 2.04(a) representing the Merger Consideration over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to former holders of Company Common Stock pursuant to Section 2.04(b) (such excess being herein called the “Excess Shares”). Following the Effective Time, the Exchange Agent shall, on behalf of former holders of Company Common Stock, sell the Excess Shares at then-prevailing prices on the New York Stock Exchange (the “NYSE”), all in accordance with Section 2.01(d)(iii). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

(iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of certificates formerly representing Company Common Stock, the Exchange Agent shall hold such proceeds in trust for former holders of Company Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each former holder of Company Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Stock would otherwise be entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Common Stock would otherwise be entitled.

(e) Adjustments to Merger Consideration. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent (or any other securities convertible therefor or exchangeable thereto) shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any similar event, the

Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub I and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

SECTION 2.02 Effect of Subsequent Merger. At the effective time of the Subsequent Merger, (a) each share of common stock of the Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and (b) all limited liability company interests of Merger Sub II issued and outstanding immediately prior to the effective time of the Subsequent Merger shall remain issued and outstanding from and after the effective time of the Subsequent Merger as the limited liability company interests of the Surviving Company.

SECTION 2.03 Dissenters’ Rights.

(a) Dissenters’ Rights Procedures. Each outstanding share of Company Common Stock the holder of which has perfected his, her or its dissenters’ rights under Part XIV of the HBCA and has not effectively withdrawn or lost such rights as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the HBCA. The Company shall give Parent prompt notice of receipt by the Company of any notices of intent to demand payment under Part XIV of the HBCA for a holder’s shares of Company Common Stock, of any withdrawals of such notices and of any other instruments received from such holders under Part XIV of the HBCA (any shareholder duly providing such a notice of intent, a “Dissenting Shareholder”), and Parent and the Company shall jointly direct all negotiations and proceedings with any such Dissenting Shareholder. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), voluntarily make any payment with respect to, or settle or offer to settle, any such notice of intent or demand for payment, or waive any failure to timely deliver a written notice of intent or demand under applicable law or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect dissenters’ rights under the HBCA. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

(b) Withdrawal or Loss of Dissenters’ Rights. If any Dissenting Shareholder withdraws or loses (through failure to perfect or otherwise) his right to payment pursuant to Section 2.03(a) at or prior to the Effective Time, such holder’s shares of Company Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. If such holder withdraws or loses (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of Company Common Stock of such holder shall be converted on a share by share basis into the right to receive the Merger Consideration as Parent shall determine in its sole discretion.

SECTION 2.04 Exchange of Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be mutually agreed by Parent and the Company (the “Exchange Agent”), which agreement shall provide that Parent shall deposit with the Exchange Agent at or prior to the Effective Time, for the benefit of the holders of Company Common Stock, for exchange in accordance with this Section 2.04, certificates representing the Parent Common Stock of which the Merger Consideration consists (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock, a sufficient number of shares of Parent Common Stock to issue the Merger Consideration. Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.04(c). All book-entries and certificates representing shares of Parent Common Stock (including the amount of any dividends or other distributions payable with respect thereto pursuant to Section 2.04(c) and cash in lieu of any fractional shares of Parent Common Stock to be paid pursuant to Section 2.01(d)) are hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, but no later than five (5) business days after the Effective Time, Parent shall cause the Exchange Agent to transmit (or mail in the case of certificated shares of Company Common Stock) to each former holder of Company Common Stock, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to Company Common Stock shall pass, only upon delivery of Company Common Stock to the Exchange Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company) and (ii) instructions for use in effecting the surrender of Company Common Stock in exchange for whole shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.01(d) and any dividends or other distributions payable pursuant to Section 2.04(c). Upon surrender of certificates formerly representing Company Common Stock for cancellation and exchange to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the former holder of such Company Common Stock shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (after taking into account all Company Common Stock surrendered by such holder) to which such holder is entitled pursuant to Section 2.01 (which shall be in uncertificated book-entry form unless a physical certificate is requested), payment by check or cash in lieu of fractional shares of Parent Common Stock which such holder is entitled to receive pursuant to Section 2.01(d) and any dividends or distributions payable pursuant to Section 2.04(c), and the Company Common Stock so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Company Common Stock is registered, it shall be a condition to the registration thereof that the surrendered Company Common Stock be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Company Common Stock or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.04(b), each share of Company Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.01(d) or Section 2.04(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.01(d) or Section 2.04(c).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered share of Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.01(d), until such Company Common Stock has been surrendered in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Company Common Stock, there shall be paid to the holder of the whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.01(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued in accordance with the terms of this Article II upon the surrender of Company Common Stock and any cash paid pursuant to Section 2.01(d) or Section 2.04(c) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any shares of Company Common Stock are presented to Parent or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any former holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II.

(f) No Liability. None of the Company, Parent, Merger Sub I, Merger Sub II or the Exchange Agent or any of their respective directors, officers, employees or agents shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Stock Options, Company Restricted Shares or Company Restricted Stock Units such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld (which may be withheld through withholding of shares of Parent Common Stock) and paid over to the appropriate taxing authority shall be treated for all purposes under this Agreement as having been paid to the holder of Company Common Stock, Company Stock Options, Company Restricted Shares or Company Restricted Stock Units in respect of which such deduction or withholding was made.

(h) Lost Certificates. If any certificate formerly representing shares of Company Common Stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall deliver and pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the certificate deliverable in respect thereof pursuant to this Agreement.

SECTION 2.05 Equity Awards.

(a) Adjustment of Equity Awards in Connection with the Merger. Except to the extent otherwise provided in Section 2.05(b):

(i) Each award of Company Stock Options (a “Company Stock Option Award”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted, as of the Effective Time, into an award of options (an “Adjusted Stock Option Award”) to purchase the number of shares of Parent Common Stock, rounded down to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company Stock Option Award immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per share of Parent Common Stock, rounded up to the nearest whole cent, equal to the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to the Company Stock Option Award immediately prior to the Effective Time divided by the Exchange Ratio, with each Adjusted Stock Option Award otherwise to continue to be subject to the same terms and conditions as were applicable to the related Company Stock Option Award (including vesting conditions) immediately prior to the Effective Time;

(ii) Each award of Company Restricted Shares (a “Company Restricted Share Award”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted as of the Effective Time into a restricted share award (an “Adjusted Restricted Share Award”) in respect of the number of shares of Parent Common Stock, rounded to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company Restricted Share Award immediately prior to the Effective Time by the Exchange Ratio, with each Adjusted Restricted Share Award otherwise to continue to be subject to the same terms and conditions as were applicable to the related Company Restricted Share Award (including vesting conditions) immediately prior to the Effective Time; and

(iii) Each award of Company Restricted Stock Units (a “Company RSU Award”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted as of the Effective Time into a restricted stock unit award (an “Adjusted RSU Award”) in respect of the number of shares of Parent Common Stock, rounded to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by the Exchange Ratio, with each Adjusted RSU Award otherwise to continue to be subject to the same terms and conditions as were applicable to the related Company RSU Award (including vesting conditions) immediately prior to the Effective Time.

(b) Certain Excepted Awards. Each performance-based Company RSU Award that was granted under the Company’s Long-Term Incentive Plan, whose performance period has not yet expired as of immediately prior to the Effective Time, and that by its terms in effect as of the date hereof will be subject to prorated vesting (based on the number of completed months between the commencement of the applicable performance period and the Effective Time), upon and by reason of the Effective Time, shall be settled for cash in accordance with such terms as soon as practicable (and in any event within three (3) days) following the Effective Time.

(c) Treatment of Equity Awards Held by Bank Personnel in Connection with the Bank Spin-Off. All Company Stock Option Awards, Company Restricted Share Awards and Company RSU Awards (collectively, the “Company Equity Awards”) held as of immediately prior to the Distribution by current or former employees or directors of a Bank Subsidiary (exclusive of current employees or directors of the Company or any Company Subsidiary that is not a Bank Subsidiary) shall be converted, as of the Distribution, into awards in respect of ASB Hawaii shares. Following the conversion contemplated by this Section 2.05(c), the Company and its Affiliates shall have no obligation or other liability in respect of such Company Equity Awards and, in accordance with Section 5.04(a), shall be fully indemnified by ASB Hawaii for any liabilities relating thereto.

(d) Company and Parent Actions. Prior to the Effective Time, the Company Board and/or the appropriate committee thereof shall adopt resolutions providing for, and shall take any other actions that are necessary to effect, the treatment of the Company Equity Awards as contemplated by this Section 2.05. As soon as reasonably practicable following the Effective Time, Parent shall file one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms) with respect to Parent Common Stock underlying the Adjusted Stock Option Awards and in respect of the Adjusted Restricted Share Awards and Adjusted RSU Awards pursuant to this Section 2.05.

SECTION 2.06 Dividend Reinvestment Plan. The Company shall take such action as may be necessary to cause the Company dividend reinvestment and stock purchase plan (the “Company DRIP”) to be terminated following the last regular quarterly dividend prior to the Closing Date (the “Final Exercise Date”). No further purchase right under the Company DRIP will be granted or exercised under the Company DRIP after the Final Exercise Date (except for the right to receive the Merger Consideration pursuant to Section 2.01). The Company shall provide timely notice of the setting of the Final Exercise Date and termination of the Company DRIP in accordance with the Company DRIP.

ARTICLE III

Representations and Warranties of the Company

Except (i) as set forth in the Company Reports publicly available and filed with or furnished to the SEC prior to the date of this Agreement (the “Filed Company Reports”) (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” and any other information set forth in such reports that is predictive, cautionary or forward-looking in nature) or (ii) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

SECTION 3.01 Organization, Standing and Power. Each of the Company and each of the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals (collectively, “Permits”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the amended and restated articles of incorporation of the Company in effect as of the date of this Agreement (the “Company Articles”) and the bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”).

SECTION 3.02 Company Subsidiaries. All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable (and no such securities or equity interests have been issued in violation of any preemptive or similar rights) and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, claims, restrictions, infringements, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 3.02 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries and each Company Subsidiary’s jurisdiction of incorporation or organization. The Company has made available to Parent true and complete copies of the articles of incorporation and bylaws (or equivalent constituent documents) of each Company Subsidiary in effect as of the date of this Agreement.

SECTION 3.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock without par value and 10,000,000 shares of Company Preferred Stock without par value. At the close of business on November 28, 2014, (i) 102,565,266 shares of Company Common Stock were issued and outstanding, including shares of Company Common Stock held by the Company 401(k) Plan and 4,503 shares of Company Common Stock that were subject to Company Restricted Share Awards, (ii) no shares of Company

Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held by the Company in its treasury, (iv) an aggregate of 3,644,489 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which amount (A) 5,704 shares of Company Common Stock were subject to Company Stock Option Awards and (B) 1,663,912 shares of Company Common Stock were subject to Company RSU Awards (assuming satisfaction of any time-based or performance vesting conditions at maximum levels) and (v) an aggregate of 15,919,007 shares of Company Common Stock were reserved and available for issuance pursuant to the transactions listed in Section 3.03 of the Company Disclosure Letter.

(b) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the vesting of Company Restricted Stock and Company Restricted Stock Units will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right or subscription right, the Company Articles, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. Except as set forth above in this Section 3.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Common Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Except pursuant to the Company Stock Plans, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote (“Company Voting Debt”). Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company. No Company Subsidiary owns any shares of Company Common Stock or any other class or series of equity interests in the Company.

SECTION 3.04 Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Integrated Mergers, subject, in the case of the Integrated Mergers, to the receipt of the Company Shareholder Approval. The Company Board has adopted resolutions, at a meeting duly called at which a quorum of directors of the Company was present, (i) approving and adopting this Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its shareholders and (iii) recommending that the Company’s shareholders approve this Agreement and directing that this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”). Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for the approval of this Agreement by the affirmative vote of the holders of seventy-five percent (75%) of all the issued and outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve this Agreement or to consummate the Integrated Mergers (except for the filing of the Initial Articles of Merger, the Subsequent Certificate of Merger and other documents as required by the HBCA, the DGCL or the DLLCA). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent, Merger Sub I and Merger Sub II, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 3.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its obligations hereunder and the consummation of the Integrated Mergers will not, (i) conflict with, or result in any violation of any provision of, the Company Articles, the Company Bylaws or the comparable organizational documents of any Company Subsidiary (assuming that the Company Shareholder Approval is obtained), (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any Company Subsidiary or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of, any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) subject to the Company Shareholder Approval and the filings and other matters referred to in Section 3.05(b), conflict with, or result in any violation of any provision of, any judgment, writ, order, injunction, ruling, determination, directive, award or settlement, or decree, whether civil, criminal or administrative (“Judgment”) or statute, law (state and federal, including common law and securities law and the law of any foreign jurisdictions), ordinance, code promulgated by any Governmental Entity, rule or regulation, including the rules and regulations of the NYSE, FERC and HPUC (“Law”), in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, (x) the Consents set forth on Section 3.05(a) of the Company Disclosure Letter under the heading “Company Required Consents” (the “Company Required Consents” and, together with the Parent Required Consents, the “Required Consents”) and (y) any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Integrated Mergers.

(b) No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Integrated Mergers, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) in accordance with Regulation 14A promulgated under the Exchange Act of the Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Parent of the Merger Consideration (the “Form S-4”), (C) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Spin-Off Registration Statement and (D) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement or the Integrated Mergers, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and such other Consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under any other Antitrust Law, (iii) the filing of the Initial Articles of Merger with the Department of Commerce of the State of Hawaii and the Subsequent Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of any jurisdiction in connection with the issuance of the Merger Consideration, (v) such filings with and approvals of the NYSE as are required to permit the consummation of the Integrated Mergers and the listing of the Merger Consideration, (vi) the consent and approval of the Federal Energy Regulatory Commission (the “FERC”) under Section 203 of the Federal Power Act (the “FPA”), (vii) pre-approvals (“FCC Pre-Approvals”) of license transfers with the Federal Communications Commission (the “FCC”), (viii) notice to and approvals of the Hawaii Public Utilities Commission (the “HPUC”) to the extent required (the items set forth in clauses (vi) through (viii) collectively, the “Company Required Statutory Approvals”), (ix) such Consents, filings, notifications, restrictions and declarations, including with any applicable bank regulatory authority, as may be required to effect the Bank Spin-Off, (x) the Company Required Consents, (xi) notices, and such filings, consents and approvals as are required to be made or obtained under state or federal property transfer laws or Environmental Laws and (xii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Integrated Mergers.

SECTION 3.06 Company Reports; Financial Statements. (a) Each of the Company and HECO has furnished or filed on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company or HECO with the SEC since January 1, 2012 (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement, the Form S-4 and the Spin-Off Registration Statement, being collectively referred to as the “Company Reports”). Each Company Report (i) at the time filed, complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, collectively the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company or of HECO included in the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company, HECO and the Company’s consolidated Subsidiaries, as the case may be, as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments). Other than HECO, none of the Company Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) Each of the Company and the Company Subsidiaries is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of NYSE. Neither the Company nor any Company Subsidiary has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company.

(c) As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company Reports applicable to them. None of the Company Reports is, to the Knowledge of the Company as of the date hereof, the subject of ongoing SEC review.

(d) Neither the Company nor any Company Subsidiary is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or a Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or a Company Subsidiary in the Company Financial Statements or other Company Reports.

(e) Neither the Company nor any Company Subsidiary has any liabilities of any nature (whether accrued, absolute, contingent or otherwise required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries), except liabilities (i) reflected or reserved against in the most recent audited balance sheet (including the notes thereto) of the Company and the Company Subsidiaries included in the Company Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business consistent with past practice after December 31, 2013, (iii) incurred in connection with the Integrated Mergers or any other transaction or agreement contemplated by this Agreement or (iv) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.

(f) The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. Except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) the Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

SECTION 3.07 Absence of Certain Changes or Events. From January 1, 2014 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course in all material respects consistent with past practice, and during such period there has not occurred:

(a) any fact, circumstance, effect, change, event, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(b) other than regular quarterly dividends on the Company Common Stock and the Subsidiary Preferred Stock of the Company, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, the Company or the capital stock or voting securities of, or other equity interests in, any of the Company Subsidiaries (except for dividends or other distributions by any Company Subsidiary to the Company or to any other Company Subsidiary);

(c) any split, reverse split, combination, subdivision or reclassification of any capital stock or voting securities of, or other equity interests in, the Company, or any securities convertible into or exercisable or exchangeable for capital stock or voting securities of, or other equity interests in, the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock or voting securities of, or other equity interests in, the Company;

(d) any incurrence of Indebtedness for borrowed money or any guarantee of such Indebtedness for another Person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company or any Company Subsidiary, other than the issuance of commercial paper and borrowings under existing revolving credit facilities in the ordinary course of business, other than any such incurrences, guarantees, issuances, sales, warrants or borrowings which, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect;

(e) (i) any grant by the Company to any director or executive officer of the Company of any material increase in compensation or benefits, in each case other than in the ordinary course of business, (ii) any grant by the Company to any director or executive officer of the Company of any increase in change in control, severance or termination pay, (iii) any establishment, adoption, entry into or amendment in any material respect of any Company Union Contract or Company Benefit Plan or Company Benefit Agreement, in each case other than in the ordinary course of business consistent with past practice, which changes could not reasonably be expected to materially increase the costs to the Company or any Company Subsidiary or (iv) the taking of any action to accelerate the time of vesting, funding or payment of any material compensation or benefits under any Company Benefit Plan or Company Benefit Agreement;

(f) any change in financial accounting policies, methods, principles or practices by the Company or any Company Subsidiary, except insofar as may have been required by a change in GAAP or by any Governmental Entity (including the SEC or the Public Company Accounting Oversight Board (the “PCAOB”)); or

(g) any material Tax elections or changes in Tax accounting methods by the Company or any Company Subsidiary or any settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund, in each case other than in the ordinary course of business consistent with past practice or as required by Law.

SECTION 3.08 Taxes. (a) (i) Each of the Company and each Company Subsidiary has timely filed, taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects and (ii) all material Taxes (whether or not shown to be due on such Tax Returns) have been timely paid in full.

(b) (i) Neither the Company nor any Company Subsidiary has received written notice of any audit, examination, investigation or other proceeding from any taxing authority for any material amount of unpaid Taxes asserted against the Company or Company Subsidiary, which have not been fully paid or settled; (ii) there are no material Liens for Taxes on any of the assets of the Company or any Company Subsidiary other than (x) any Lien for Taxes not yet due and payable or (y) that are being contested in good faith by any appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; and (iii) with respect to any tax years open for audit as of the date hereof, neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.

(c) Each of the Company and each Company Subsidiary has properly withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any shareholder, employee, creditor, independent contractor or other third party.

(d) Neither the Company nor any Company Subsidiary has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(e) Neither the Company nor any Company Subsidiary is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement (i) exclusively between or among the Company and Company Subsidiaries, (ii) with customers, vendors, lessors or similar third parties entered into in the ordinary course of business and not primarily related to Taxes or (iii) that as of the Closing Date is reasonably expected to terminate without any further material payments being required to be made.

(f) Within the past three (3) years, except pursuant to the Bank Spin-Off, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g) Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b) in any tax year for which the statute of limitations has not expired.

(h) Neither the Company nor any Company Subsidiary has taken any action or knows of any fact that could reasonably be expected to prevent the Integrated Mergers and the Bank Spin-Off from qualifying for the Intended Tax Treatment.

(i) There is no fact or circumstance relating to the Company or any Company Subsidiary, including any action that it has taken or agreed to take, that would be reasonably likely to prevent the Bank Spin-Off from being eligible for a valid Section 336(e) Election, assuming the Integrated Mergers are effected.

Except insofar as Section 3.07(g) and Section 3.09 relate to Taxes, this Section 3.08 contains the sole and exclusive representations and warranties of the Company relating to Taxes.

SECTION 3.09 Employee Benefits.

(a) Section 3.09(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan and each material Company Benefit Agreement.

(b) With respect to each material Company Benefit Plan and material Company Benefit Agreement (other than the Bank Benefit Plans and Bank Benefit Agreements), the Company has made available to Parent complete and accurate copies of (i) such Company Benefit Plan or Company Benefit Agreement (or, with respect to any such arrangement that is not in writing, a written description of the material terms thereof), including any amendment thereto, and to the extent applicable, summary plan description thereof, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the two most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (iv) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto and the two most recent annual information returns required to be filed with any Governmental Entity and (v) the most recently received IRS determination letter or opinion. Except as specifically provided in the foregoing documents made available to Parent, there are no amendments to any Company Benefit Plans or Company Benefit Agreements that have been adopted or approved nor has the Company or any Company Subsidiary undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans or Company Benefit Agreements. No Company Benefit Plan or Company Benefit Agreement is maintained outside the jurisdiction of the United States, or covers any Company Personnel residing or working outside of the United States.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and each Company Benefit Agreement has been maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws, (ii) there are no pending or, to the Knowledge of the Company, threatened proceedings against any Company Benefit Plan or Company Benefit Agreement or any fiduciary thereof, or the Company or any Company Subsidiary with respect to any Company Benefit Plan or Company Benefit Agreement and (iii) all contributions, reimbursements, premium payments and other payments required to be made by the Company or any Company Commonly Controlled Entity to any Company Benefit Plan have been made on or before their applicable due dates. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Company Benefit Plan or Company Benefit Agreement or their related trusts that would reasonably be expected to result in a liability of the Company or a Company Commonly Controlled Entity. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no Company Benefit Plan or Company Benefit Agreement is under audit or is the subject of an administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity, nor is any such audit or other administrative proceeding, to the Knowledge of the Company, threatened.

(d) Section 3.09(d) of the Company Disclosure Letter sets forth each Company Benefit Plan and Company Benefit Agreement that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. Except as would not reasonably be expected to have a Company Material Adverse Effect, no changes have occurred with respect to the financial condition of any Title IV Plan since the date of the most recent actuarial valuation report of such Title IV Plan. No Company Benefit Plan or Company Benefit Agreement is a multiemployer plan, as defined in Section 3(37) of ERISA, or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and neither the Company nor any Company Commonly Controlled Entity has contributed to or been obligated to contribute to any such plan within the six years preceding this Agreement. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has incurred any Controlled Group Liability (as defined below) that has not been satisfied in full nor do any circumstances exist that could reasonably be expected to give rise to any Controlled Group Liability (other than for the payment of premiums to the Pension Benefit Guaranty Corporation). For the purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412, 430 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or (E) under corresponding or similar provisions of foreign Laws.

(e) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and such plan has received a currently effective favorable determination letter or opinion to that effect from the IRS and, to the Knowledge of the Company, there is no reason why any such determination letter should be revoked or not be reissued.

(f) Except for any liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment, other than coverage or benefits required to be provided under Section 4980(B)(f) of the Code or applicable Law, and (ii) to the Knowledge of the Company, the Company and all Company Subsidiaries have reserved the right to amend, terminate or modify at any time all Company Benefit Plans or Company Benefit Agreements providing for retiree health or medical or life insurance coverage, and no representations or commitments, whether or not written, have been made that would limit the Company’s or any Company Subsidiaries’ right to amend, terminate or modify any such benefits.

(g) None of the execution and delivery of this Agreement, the performance by either party of its obligations hereunder or the consummation of the Integrated Mergers (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any Company

Personnel to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, (iii) to the Knowledge of the Company, impose any restrictions or limitations on the Company’s or any Company Subsidiary’s rights to administer, amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or Company Benefit Agreement or (iv) result in any payment that could, individually or in combination with any other such payment, not be deductible under Section 280G of the Code. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of Company Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(h) Each Company Benefit Plan and Company Benefit Agreement that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has been maintained and operated in all material respects in accordance with the provisions of Section 409A of the Code. Each Company Stock Option that was not vested as of December 31, 2004 was granted with an exercise price at least equal to the fair market value, as determined under Section 409A of the Code, of a share of Company Common Stock on the applicable date of grant.

SECTION 3.10 Labor and Employment Matters.

(a) Except as set forth in Section 3.10 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is party to any collective bargaining agreement or other labor Contract with respect to any of their respective employees (the “Company Union Contracts”), and no employee of the Company or any Company Subsidiary is represented by any other labor union or labor organization. There are no representation or certification proceedings pending, or (to the Knowledge of the Company) threatened in writing to be brought, or filed, with the National Labor Relations Board, and, there are no labor union organizing activities, with respect to employees of the Company or any Company Subsidiary, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. From January 1, 2012 until the date of this Agreement, there have been no labor strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or threatened in writing against or affecting the Company or any Company Subsidiary, other than any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no unfair labor practice proceeding or other proceeding alleging violation of Laws pertaining to labor relations or employment matters before the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Entity pending or threatened in writing against the Company or any Company Subsidiary, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each Company Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters, and (ii) each individual who renders services to the Company or any Company Subsidiary who is classified by the Company or such Company Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under the Company Benefit Plans and Company Benefit Agreements) is properly so characterized. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has effectuated a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended from time to time, and any applicable state or local mass layoff or plant-closing Laws, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any Company Subsidiary, without complying with all provisions of such Laws, or implemented any early retirement, separation or window program within the 24 months prior to the date of this Agreement, nor has the Company or any Company Subsidiary announced any such action or program for the future.

SECTION 3.11 Litigation. There is no suit, action, claim, arbitration, mediation, conciliation, consent decree, audit, review or investigation, charge or other proceeding, whether at Law or in equity, before any Governmental Entity, arbitrator or mediator (each, an “Action”) pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary or any of their respective properties or rights, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against any officer or director of the Company that is reasonably likely to result in any liability on the part of the Company, whether or not such liability is insured. There is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.12 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws and Company Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no Action is pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. This Section 3.12 does not relate to Tax matters, Employee Benefits matters, Labor and Employment matters, Environmental matters or Intellectual Property matters, which are addressed in Sections 3.08, 3.09, 3.10, 3.14 and 3.17, respectively.

SECTION 3.13 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or any anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Articles or Company Bylaws is applicable to the Integrated Mergers.

SECTION 3.14 Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and the Company Subsidiaries are in compliance with all Environmental Laws, and, except for matters that have been fully resolved, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication from a Governmental Entity or other Person that alleges that the Company or any Company Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law (an “Environmental Permit”);

(b) With respect to all Environmental Permits necessary to conduct the respective operations of the Company or the Company Subsidiaries as currently conducted, (A) the Company and each of the Company Subsidiaries have obtained and are in compliance with, or have filed timely applications for, all such Environmental Permits, (B) all such Environmental Permits are valid and in good standing, (C) neither the Company nor any Parent Subsidiary has received notice from any Governmental Entity seeking to modify, revoke or terminate, any such Environmental Permits or indicating that any such Environmental Permit will not be renewed in the ordinary course with substantially the same terms and conditions in the current permit, and (D) no such Environmental Permits will be subject to modification, termination or revocation as a result of the Integrated Mergers;

(c) There are no Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the Company Subsidiaries that have not been fully and finally resolved;

(d) To the Knowledge of the Company, there is no specific present or past action, activity, circumstance, condition, event or incident, including the Release, threatened Release of, or exposure to or presence of, any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries including as such Environmental Claim relates to former assets, operations or businesses of the Company or any Company Subsidiary or any off-site location; and

(e) The Company has delivered or otherwise made available for inspection to Parent true and complete copies and results of any material reports, studies, analyses, tests or monitoring prepared since January 1, 2012 and in the possession of the Company or any Company Subsidiary pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of the Company Subsidiaries.

(f) For purposes of this Agreement:

(i) “Environmental Claim” means any claim, action, administrative, regulatory or judicial actions, suits, orders, demands, claims, Liens, investigations or proceedings against the Company or any of the Company Subsidiaries asserted by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from (x) the presence or Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the Company or any Company Subsidiary, or (y) circumstances forming the basis of any violation, or alleged violation, of Environmental Law or any Environmental Permit.

(ii) “Environmental Laws” means all applicable Laws or Judgments issued, promulgated by or with any Governmental Entity relating to pollution or protection of or damage to the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), natural resources, endangered or threatened species, the climate or human health and safety as it relates to exposure to hazardous or toxic materials, including Laws relating to the exposure to, or Release or threatened Release of, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

(iii) “Hazardous Materials” means (x) petroleum, coal tar and other hydrocarbons and any derivatives or by-products, explosive or radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, urea formaldehyde insulation, chlorofluorocarbons and other ozone-depleting substances and (y) any other chemical, material, substance or waste that is regulated as a pollutant, a contaminant, hazardous or toxic under any Environmental Law.

(iv) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

The representations and warranties contained in this Section 3.14 are the Company’s sole and exclusive representations relating to environmental matters.

SECTION 3.15 Contracts.

(a) Other than this Agreement, the Bank Spin-Off Agreements (when entered into pursuant to Section 5.04), and any Contract entered into after the date of this Agreement and prior to the Closing Date ( when permitted under Section 5.01(a)) neither the Company nor any Company Subsidiary is a party to or bound by:

(i) any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed;

(ii) any Contract imposing any material restriction on the right of the Company or any Company Subsidiary (other than the Bank Subsidiaries) to (A) compete with any other Person, (B) acquire or dispose of the securities of any other Person or (C) engage or compete in any line of business or in any geographic area or that contains restrictions on pricing or exclusivity or non-solicitation provisions with respect to customers; or

(iii) other than Contracts entered into in the ordinary course of business that, by their terms, (x) have a term of less than one year, (y) are fully terminable by the Company or such Company Subsidiary without any material fee, penalty or liability payable in connection therewith and (z) do not involve potential payments or obligations by any party in excess of $50,000,000, (A) any material coal, diesel, natural gas, liquefied natural gas, liquefaction, transportation, power sale, power purchase or offtake agreement or other fuel purchase, sale or transportation agreement, (B) any agreement that contains material “take or pay,” “liquidated damages,” “termination, closeout or liquidation” or other similar provisions or (C) any contract that does not by its terms fully expire, or is not by its terms fully terminable by the Company or such Company Subsidiary without any material fee, penalty or liability payable in connection therewith, not later than two (2) years after the date hereof, and that involves potential payments or obligations by any party in excess of $50,000,000.

All Contracts of the type referred to in clauses (i) (whether or not such Contracts have been filed by the Company or any Company Subsidiary with the SEC), (ii) or (iii) of this Section 3.15(a) are referred to herein as “Company Material Contracts.”

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 3.15(b), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Company Material Contract is in full force and effect and (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 3.16 Real Property.

(a) With respect to each material real property owned by the Company or any Company Subsidiary as of the date hereof (such property collectively, the “Company Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Company Subsidiary has insurable fee simple title to such Company Owned Real Property, free and clear of all Liens other than conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not materially adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business (“Permitted Encumbrances” ) and (ii) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon. As of the date hereof, neither the Company nor any Company Subsidiary has received notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no outstanding options or rights of first refusal which have been granted by the Company or any Company Subsidiary to third parties to purchase any Company Owned Real Property other than such options or rights that would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease, sublease and other agreement (collectively, the “Company Real Property Leases”) under which the Company or any of the Company Subsidiaries uses or occupies or has the right to use or occupy any material real property (the “Company Leased Real Property”) at which the material operations of the Company or any of the Company Subsidiaries are conducted as of the date hereof, is valid, binding and in full force and effect, (ii) neither the Company nor any of the Company Subsidiaries is currently subleasing, licensing or otherwise granting any Person the right to use or occupy a material portion of a Company Leased Real Property that would reasonably be expected to materially adversely affect the existing use of the Company Leased Real Property by the Company in the operation of its business thereon, and (iii) no uncured default of a material nature on the part of the Company or, if applicable, the Company Subsidiary or, to the Knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries has a good and valid leasehold interest, subject to the terms of the Company Real Property Leases, in each parcel of Company Leased Real Property, free and clear of all Liens except for Permitted Encumbrances. As of the date hereof, neither the Company nor any of the Company Subsidiaries has received notice of any pending, and, to the knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Company Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

This Section 3.16 does not relate to environmental matters or intellectual property matters, which are the subject of Section 3.14 and Section 3.17, respectively.

SECTION 3.17 Intellectual Property.

(a) To the Knowledge of the Company, (i) the Company and the Company Subsidiaries own or have the right to use all Intellectual Property used in their business as presently conducted and (ii) no person is violating any material Intellectual Property owned by the Company and the Company Subsidiaries, except in each case (i) and (ii) as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there are no material litigations, arbitrations, mediations or adversarial proceedings before any Governmental Authority with responsibility for Intellectual Property pending or, to the Knowledge of the Company, threatened in the six (6) months prior to the date of this Agreement (a) by a third party against the Company and the Company Subsidiaries that assert infringement of such third party’s Intellectual Property by the Company and the Company Subsidiaries or (b) by the Company or the Company Subsidiaries against any third party that assert infringement of the Company’s and the Company Subsidiaries’ Intellectual Property, except in each case (a) and (b) as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) For purposes of this Agreement, the following term has the following meaning:

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign: trademarks, service marks, service names, Internet domain names, trade dress and trade names, and all goodwill associated therewith and symbolized thereby, patents and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, trade secrets, registered and unregistered copyrights and works of authorship, proprietary rights in databases to the extent recognized in any given jurisdiction, and registrations and applications for registration of any of the foregoing.

SECTION 3.18 Insurance. The Company and Company Subsidiaries maintain insurance in such amounts and against such risks substantially as is customary for the industries in which it and the Company Subsidiaries operate (taking into account the geographic location and other circumstances of the Company and the Company Subsidiaries), including all material fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any Company Subsidiary (the “Insurance Policies”). The Insurance Policies are in full force and effect and all premiums due with respect to all Insurance Policies have been paid as of the date of this Agreement, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

SECTION 3.19 Regulatory Status.

(a) Each of the Company and HECO is (i) a “public utility holding company” under the Public Utility Holding Company Act of 2005 (“PUHCA 2005”) and (ii) satisfies the criteria set forth in Section 366(c)(1) of FERC’s regulations (18 CFR § 366.3(c)(1)) for single-state holding companies and therefore is entitled to a waiver of FERC’s accounting and recording-keeping requirements under PUHCA 2005 set forth at Sections 366.21, 22 and 23 of FERC’s regulations (18 CFR § 366.21, 22 and 23)). The Company is regulated as a “public utility holding company” in the State of Hawaii. None of the Company or the Company Subsidiaries is regulated as a public utility under the FPA. Other than Hawaiian Electric Company, Inc., a Hawaii corporation (“HECO”), Hawaii Electric Light Company, Inc., a Hawaii corporation (“HELCO”) and Maui Electric Company, Limited, a Hawaii corporation, (“MECO”), none of the Company Subsidiaries is regulated as a public utility under applicable Law of the State of Hawaii or is subject to such regulation by any state.

(b) ASB is (i) a federal savings bank chartered under the Home Owners’ Loan Act and authorized thereunder to transact the business of banking, (ii) an insured depository institution under the applicable provisions of the Federal Deposit Insurance Act and (iii) subject to supervision, regulation and enforcement by the Office of the Comptroller of the Currency (the “OCC”). The Company is (i) a grandfathered unitary savings and loan holding company registered under Section 10 of the Home Owners’ Loan Act and (ii) subject to supervision, regulation and enforcement by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

(c) All filings (other than immaterial filings) required to be made by the Company or any of the Company Subsidiaries since January 1, 2012, with the FERC, the HPUC, the OCC and the Federal Reserve, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.20 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Integrated Mergers based upon arrangements made by or on behalf of the Company.

SECTION 3.21 Opinion of Financial Advisor. The Company has received an opinion from the Company Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be paid to the holders of Company Common Stock (other than Excluded Holders) is fair, from a financial point of view, to such holders. For purposes hereof, “Excluded Holders” shall refer to the Company, the Company Subsidiaries or Parent, each in their capacity as holders of any Company Common Stock.

SECTION 3.22 Ownership of Parent Common Stock. Neither the Company nor any Company Subsidiaries or other affiliates beneficially owns (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Parent Common Stock or any other class or series of Parent Common Stock.

SECTION 3.23 No Additional Representations. The Company and each Company Subsidiary acknowledge that (a) none of Parent, Merger Sub I and Merger Sub II or any Person on behalf of any of them makes any other express or implied representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement, (b) it has relied solely on the representations and warranties of Parent, Merger Sub I and Merger Sub II contained in this Agreement and (c) it has not been induced to enter into this Agreement by any representation, warranty or other statement of or by Parent, Merger Sub I or Merger Sub II or any other Person on behalf of any of them, and specifically (but without limiting the generality of the foregoing), each of the Company and each Company Subsidiary acknowledge that none of Parent, Merger Sub I and Merger Sub II or any Person on behalf of any of them makes any express or implied representation or warranty with respect to (x) any projections, estimates or budgets delivered or made available to Parent, Merger Sub I or Merger Sub II (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Company Subsidiaries or (y) the future business and operations of Parent, Merger Sub I or Merger Sub II and their respective Subsidiaries.

ARTICLE IV

Representations and Warranties of Parent, Merger Sub I and Merger Sub II

Except (i) as set forth in the Parent Reports publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors,” or “Forward-Looking Statements” and any other information set forth in such reports that is predictive, cautionary or forward-looking in nature) or (ii) as set forth in the disclosure letter delivered by Parent to the Company prior to the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent, Merger Sub I and Merger Sub II represent and warrant to the Company as follows:

SECTION 4.01 Organization, Standing and Power. Each of Parent and each of Parent’s significant Subsidiaries, as defined in Rule 1-02(w) of Regulation S-K (the “Parent Subsidiaries”), is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and the Parent Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of the amended and restated articles of incorporation of Parent in effect as of the date of this Agreement (the “Parent Articles”) and the bylaws of Parent in effect as of the date of this Agreement (the “Parent Bylaws”).

SECTION 4.02 Parent Subsidiaries. All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable (and no such securities or equity interests have been issued in violation of any preemptive or similar rights) and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

SECTION 4.03 Capital Structure.

(a) The authorized capital stock of Parent consists of 800,000,000 shares of Parent Common Stock and 100,000,000 shares of Parent’s serial preferred stock par value $0.01 per share (the “Parent Preferred Stock”). At the close of business on November 28, 2014, (i) 436,561,032 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Parent Common Stock were held by Parent in its treasury, (iv) 1,174,506 shares of Parent Common Stock were held by the Parent Employee Stock Ownership Plan and (v) an aggregate of 15,816,347 shares of Parent Common Stock were reserved or available for issuance pursuant to the Parent Stock Plans, of which (A) 2,903,435 shares of Parent Common Stock were subject to options to purchase Parent Common Stock, (B) 262,818 shares of Parent Common Stock were subject to vested and unvested awards wherein the issuance of such shares of Parent Common Stock has been deferred or otherwise not yet occurred as of November 28, 2014 and (C) 2,287,824 shares of Parent Common Stock were subject to performance share awards for Parent Common Stock (assuming satisfaction of any performance vesting conditions at maximum levels).

(b) All outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock that may be issued upon the exercise of options to purchase Parent Common Stock will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Florida Business Corporations Act (the “FBCA”), the Parent Articles, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. The shares of Parent Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the FBCA, the Parent Articles, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. Except as set forth above in this Section 4.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (y) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or (z) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Common Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary. Except pursuant to the Parent Stock Plans, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent. Except for this Agreement, neither Parent nor any of the Parent Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.

SECTION 4.04 Authority; Execution and Delivery; Enforceability. Each of Parent, Merger Sub I and Merger Sub II has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Integrated Mergers. The Parent Board has adopted resolutions (i) approving this Agreement, (ii) determining that entering into this Agreement is in the best interests of Parent and its shareholders and (iii) approving the issuance of Parent Common Stock constituting the Merger Consideration. Such resolutions have not been amended or withdrawn as of the date of this Agreement. Parent, as the sole shareholder of Merger Sub I, has authorized and approved the execution, delivery and performance of this

Agreement and the consummation of the Initial Merger by Merger Sub I. Parent, as the sole manager of Merger Sub II, has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Subsequent Merger by Merger Sub II. No other corporate proceedings on the part of Parent, Merger Sub I or Merger Sub II are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Integrated Mergers. Parent, Merger Sub I and Merger Sub II have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II, enforceable against it in accordance with its terms.

SECTION 4.05 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by Parent, Merger Sub I and Merger Sub II does not, and the performance by each of Parent, Merger Sub I and Merger Sub II of its obligations hereunder and the consummation of the Integrated Mergers will not, (i) conflict with, or result in any violation of any provision of, the Parent Articles, the Parent Bylaws or the comparable organizational documents of any Parent Subsidiary (including the certificate of formation and the limited liability company agreement of Merger Sub II), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, (A) the Consents set forth on Section 3.05(a) of the Parent Disclosure Letter under the heading “Parent Required Consents” (the “Parent Required Consents”) and (B) any matters that, individually or in the aggregate, would not prevent or materially impede, interfere with, hinder or delay the consummation of the Integrated Mergers.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity, is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Integrated Mergers, other than (i) (A) the filing with the SEC of the Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4 and (C) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, (ii) compliance with and filings under the HSR Act, and such other Consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under any other Antitrust Law, (iii) such Consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of any jurisdiction in connection with the issuance of the Merger Consideration, (iv) such filings with and approvals of the NYSE as are required to permit the consummation of the Integrated Mergers and the listing of the Merger Consideration, (v) the approval of the FERC under Section 203 of the FPA, (vi) FCC Pre-Approvals of license transfers with the FCC (the items set forth in clauses (v) and (vi), collectively, the “Parent Required Statutory Approvals”), (vii) notices, and such filings, consents and approvals as are required to be made or obtained under state or federal property transfer laws or Environmental Laws, (viii) the Parent Required Consents and (ix) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not prevent or impede, interfere with, hinder or delay the consummation of the Integrated Mergers.

SECTION 4.06 Parent Reports; Financial Statements.

(a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2012 (such documents, together with all exhibits, financial statements, including the

Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement and the Form S-4, being collectively referred to as the “Parent Reports”). Each Parent Report (i) at the time filed, complied in all material respects with the requirements of the Exchange Act, the Securities Act, or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments).

(b) Neither Parent nor any Parent Subsidiary has any liabilities of any nature (whether accrued, absolute, contingent or otherwise required by GAAP to be set forth on a consolidated balance sheet of Parent and the Parent Subsidiaries), except liabilities (i) reflected or reserved against in the most recent audited balance sheet (including the notes thereto) of Parent and the Parent Subsidiaries included in the Parent Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business consistent with past practice after December 31, 2013, (iii) incurred in connection with the Integrated Mergers or any other transaction or agreement contemplated by this Agreement or (iv) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. Except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents and (ii) Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, known to Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(d) None of the Parent Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

SECTION 4.07 Absence of Certain Changes or Events. From January 1, 2014 to the date of this Agreement, each of Parent and the Parent Subsidiaries has conducted its respective business in the ordinary course in all material respects consistent with past practice, and during such period there has not occurred:

(a) any fact, circumstance, effect, change, event, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;

(b) any split, reverse split, combination, subdivision or reclassification of any capital stock or voting securities of, or other equity interests in, Parent, or any securities convertible into or exercisable or exchangeable for capital stock or voting securities of, or other equity interests in, Parent or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock or voting securities of, or other equity interests in, Parent; or

(c) any change in financial accounting methods, policies, principles or practices by Parent or any Parent Subsidiary, except insofar as may have been required by a change in GAAP or by any Governmental Entity (including the SEC or the PCAOB).

SECTION 4.08 Taxes.

(a) (i) Each of Parent and the Parent Subsidiaries has timely filed, taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects and (ii) all material Taxes (whether or not shown to be due on such Tax Returns) have been timely paid in full.

(b) Neither Parent nor any of the Parent Subsidiaries has taken any action or knows of any fact that could reasonably be expected to prevent the Integrated Mergers and the Bank Spin-Off from qualifying for the Intended Tax Treatment.

(c) There is no fact or circumstance relating to Parent or any Parent Subsidiary, including any action that it has taken or agreed to take, that would be reasonably likely to prevent the Bank Spin-Off from being eligible for a valid Section 336(e) Election, assuming the Integrated Mergers are effected.

Except for the last sentence of Section 4.14, this Section 4.08 contains the sole and exclusive representations and warranties of Parent, Merger Sub I and Merger Sub II relating to Taxes.

SECTION 4.09 Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against or affecting Parent or any Parent Subsidiary or any of their respective properties or rights, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.10 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are in compliance with all applicable Laws and Parent Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no Action pending or, to the Knowledge of Parent, threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit.

SECTION 4.11 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Integrated Mergers based upon arrangements made by or on behalf of Parent, Merger Sub I or Merger Sub II.

SECTION 4.12 Merger Sub I. Parent is the sole shareholder of Merger Sub I. Merger Sub I has been incorporated solely for the purpose of merging with and into the Company and taking action incident to the Initial Merger and this Agreement. Merger Sub I has not, since the date of its formation, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 4.13 Merger Sub II. Parent is the sole member and manager of Merger Sub II. Merger Sub II has not, since its filing date, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub II is disregarded as separate from Parent for U.S. federal income tax purposes.

SECTION 4.14 Ownership of Company Common Stock. Neither Parent nor any Parent Subsidiaries or other affiliates beneficially owns (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Common Stock or any other class or series of equity interests in the Company.

SECTION 4.15 Regulatory Status. Parent is a public utility holding company under PUHCA 2005. Neither Merger Sub I nor Merger Sub II is a public utility holding company under PUHCA 2005. None of Parent, Merger Sub I or Merger Sub II is a public utility under the FPA.

SECTION 4.16 Nuclear Matters.

(a) Operations of Nuclear Power Plants. The operations of the nuclear generation stations owned, in whole or part, by Parent or any Parent Subsidiary (collectively, the “Parent Nuclear Facilities”) are and have been conducted in compliance with all applicable Laws and Permits, except for such failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Nuclear Facilities maintains, and is in compliance with, emergency plans designed to respond to an unplanned release therefrom of radioactive materials and each such plan conforms with the requirements of applicable Laws, (ii) the plans for the decommissioning of each of the Parent Nuclear Facilities and for the storage of spent nuclear fuel generated or expected to be generated at each Parent Nuclear Facility, in each case, conform with the requirements of applicable Laws, and solely with respect to the portion of the Parent Nuclear Facilities owned, directly or indirectly, by Parent, funded consistent with applicable Laws and (iii) the operations of the Parent Nuclear Facilities are not the subject of any outstanding notices of violation, any ongoing proceeding, heightened or additional inspections above the Nuclear Regulatory Commission (the “NRC”) baseline inspection program or requests for information from the NRC or any other agency with jurisdiction over such facility. As of the date of this Agreement, no Parent Nuclear Facility is listed by the NRC in the Unacceptable Performance column of the NRC Action Matrix, as a part of NRC’s Assessment of Plant Performance. Liability insurance to the full extent required by applicable Law for operating the Parent Nuclear Facilities remains in full force and effect regarding such facilities, except for failures to maintain such insurance in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Foreign Ownership or Control. Parent and each Parent Subsidiary owning directly or indirectly in whole or part a Parent Nuclear Facility, in each case conforms to the restrictions on foreign ownership, control or domination contained in Sections 103d and 104d of the Atomic Energy Act of 1954, as applicable, and the NRC’s regulations in 10 C.F.R. § 50.38. Neither Parent nor any Parent Subsidiary owning directly or indirectly in whole or part a Parent Nuclear Facility is currently owned, controlled or dominated by a foreign entity and none will become owned, controlled or dominated by a foreign entity before the Effective Time.

SECTION 4.17 Derivative Products.

(a) All Derivative Products entered into for the account of Parent or any of the Parent Subsidiaries since January 1, 2012 were entered into in accordance with (i) established risk parameters, limits and guidelines (qualitative or quantitative) and in compliance with the risk management policies approved by the Parent Board and in effect on the date hereof, including trade compliance, credit risk and/or code of conduct policies (collectively, the “Parent Trading Policies”), with exceptions having been handled in all material respects according to Parent’s risk management processes as in effect at the time at which such exceptions were handled, to restrict the level of risk that Parent or any of the Parent Subsidiaries is authorized to take, individually and in the aggregate, with respect to Derivative Products and monitor compliance with such risk parameters and (ii) applicable Law and policies of any Governmental Entity, except, in each case, for such failures to be entered into in accordance with such parameters, limits and guidelines and applicable Law and policies as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) From January 1, 2012 to the date of this Agreement, at no time has the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Parent Position”) not been within the risk parameters in all material respects that are set forth in the Parent Trading Policies except for such Net Parent Positions that have been subsequently corrected in accordance with the Parent Trading Policies.

SECTION 4.18 No Additional Representations. Each of Parent, Merger Sub I and Merger Sub II acknowledge that (a) none of the Company, the Company Subsidiaries or any Person on behalf of the Company makes any other express or implied representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement, (b) it has relied solely on the representations and warranties of the Company contained in this Agreement and (c) it has not been induced to enter into this Agreement by any representation, warranty or other statement of or by the Company, any Subsidiary or any other Person on behalf of the Company, and specifically (but without limiting the generality of the foregoing), each of Parent, Merger Sub I and Merger Sub II acknowledge that none of the Company, the Company Subsidiaries or any Person on behalf of the Company makes any express or implied representation or warranty with respect to (x) any projections, estimates or budgets delivered or made available to Parent, Merger Sub I or Merger Sub II (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Company Subsidiaries or (y) the future business and operations of the Company and the Company Subsidiaries.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01 Conduct of Business.

(a) Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement, or as required by the HPUC Proceedings (the conduct of which shall be governed by Section 5.02), or with the prior written consent of Parent, from the date of this Agreement to the Effective Time, the Company shall use reasonable best efforts to, and to cause each Company Subsidiary to, (x) conduct its business in the ordinary course consistent with past practice, in each case in all material respects and (y) preserve intact its business organization and relationships with employees, customers, suppliers and Governmental Entities. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement, or as required by a Governmental Entity (including pursuant to an order issued by the HPUC) or by applicable Law, or as required by the HPUC Proceedings (the conduct of which shall be governed by Section 5.02), or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (A) subject to Section 6.14, regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock, with declaration, record and payment dates in accordance with the Company’s past practice and not to exceed $0.31 per share per quarter, (B) dividends and distributions by a direct or indirect Company Subsidiary to its parent with declaration, record and payment dates in accordance with such Subsidiary’s past practice, (C) regular quarterly cash dividends payable by HECO, HELCO and MECO in respect of shares of Subsidiary Preferred Stock, (D) a special cash dividend in respect of shares of Company Common Stock payable by the Company immediately prior to the Effective Time in the amount of $0.50 per share of Company Common Stock and (E) the Distribution pursuant to the Bank Spin-Off Agreements;

(ii) split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(a)(iv) or as required to effect the Bank Spin-Off;

(iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (A) the acquisition by the Company of shares of Company Common Stock (1) in the open market to satisfy its obligations under all Company Benefit Plans or under the Company DRIP, in accordance with the terms of such plans and (2) in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards and (D) under the Equity Forward Contract;

(iv) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of the Company or any Company Subsidiary, (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Common Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary or (F) any Company Voting Debt, in each case other than (x) the issuance, in the ordinary course of business consistent with past practice, of shares of Company Common Stock upon the exercise of Company Stock Options or pursuant to the settlement of Company Restricted Shares or Company Restricted Stock Units, including such awards granted under the Company’s Long-Term Incentive Plan, in each case outstanding on the date of this Agreement and in accordance with their terms on the date of this Agreement or granted after the date of this Agreement to the extent permitted by this Agreement and (y) the issuance of shares of Company Common Stock (including newly issued shares) under the Company DRIP and under the Equity Forward Contract, provided that issuances under this clause (y) are solely in connection with the financing of capital expenditures permitted under Section 5.01(a)(xi) hereof and are made in compliance with applicable orders of the HPUC (including with respect to required debt-to-equity ratios) or in amounts necessary to maintain the present capital structure of the Company consistent with past practice;

(v) (A) grant to any Company Personnel any increase in compensation or benefits (including paying to any Company Personnel any amount not due) other than in the ordinary course consistent with past practice and in no event in a manner more favorable than the course of practice disclosed by the Company to Parent prior to the date hereof, (B) grant to any Company Personnel any increase in change in control, severance or termination pay, (C) establish, adopt, enter into, amend in any material respect or terminate any Company Union Contract or Company Benefit Plan or Company Benefit Agreement (or any plan or agreement that would be a Company Union Contract, Company Benefit Plan or Company Benefit Agreement if in existence on the date hereof) or (D) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, except in the case of the foregoing clauses (A) through (D) for actions required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement, and otherwise in accordance with the terms and conditions of this Agreement;

(vi) (A) hire, terminate or promote any individual who is or would be Company Personnel, except in the case of individuals below the level of Vice President (or individuals who would be below the level of Vice President following such promotion) in the ordinary course of business consistent with practice or (B) transfer any individual to any of the Bank Subsidiaries, or transfer any individual from a Bank Subsidiary to the Company or any Company Subsidiary (other than the Bank Subsidiaries);

(vii) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or by any Governmental Entity (including the SEC or the PCAOB) (in each case after the date of this Agreement);

(viii) make any acquisition of a business (including by merger, consolidation or acquisition of stock or assets);

(ix) other than purchases and sales of inventory and supplies in the ordinary course of business, consistent with past practice, (A) acquire or agree to acquire any tangible properties or assets, (B) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise dispose of (other than dispositions to the Company and any Company Subsidiary (other than the Bank Subsidiaries)) any tangible property or assets or (C) encumber or subject to any Lien any tangible properties or assets or any interests therein, in each case, that individually or in the aggregate, have a fair market value in excess of $50 million;

(x) incur any Indebtedness, except for, in each case, in the ordinary course consistent with past practice, (A) as reasonably necessary to finance capital expenditures permitted under Section 5.01(a)(xi) hereof and to comply with applicable orders of the HPUC (including with respect to required debt-to-equity ratios) or to maintain the present capital structure of the Company consistent with past practice, (B) Indebtedness in replacement of existing Indebtedness, provided that (x) the Distribution, the Integrated Mergers and other transactions contemplated hereby shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, under such replacement Indebtedness, (y) such replacement Indebtedness shall be on substantially similar terms or terms that are more favorable to the Company, and shall be for the same or lesser principal amount, as the Indebtedness being replaced and (z) such replacement Indebtedness shall be prepayable by the Company or the Company Subsidiaries, as applicable, at any time without premium or penalty and on same day notice, (C) guarantees by any Company Subsidiary of Indebtedness of any other Company Subsidiary (other than the Bank Subsidiaries) existing as of the date of this Agreement or permitted to be incurred by any such Subsidiary after the date hereof, (D) guarantees and other credit support by the Company of obligations of any Company Subsidiary (other than the Bank Subsidiaries), (E) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms) or existing commercial paper programs or (F) Indebtedness in amounts necessary to maintain the capital structure of the Company Subsidiaries, as authorized by the HPUC, and to maintain the present capital structure of the Company consistent with past practice;

(xi) make, or agree or commit to make, any capital expenditure in any fiscal year except (A) in accordance with the capital plan set forth in Section 5.01(a)(xi) of the Company Disclosure Letter, plus a ten percent (10%) variance for each principal category set forth in such capital plan, (B) for capital as and when required to respond consistent with past practice to operational emergencies, equipment failures or outages and (C) as required by Law or a Governmental Entity, including the HPUC;

(xii) (A) other than in the ordinary course of business consistent with past practice and in each case other than with respect to the Equity Forward Contract, (1) enter into, terminate or amend in any material respect any material Contract, (2) consent to any extension or continuation of any material Contract or take any other action which would result in a material Contract to continue or be extended that would otherwise terminate or expire without the taking of such action or (3) waive any material right under any material Contract, (B) enter into, terminate or amend in any material respect any Contract of the type referred to in clauses (ii) or (iii) of Section 3.15(a), (C) terminate or amend in any material respect the Equity Forward Contract or (D) issue or release any request for proposal or bid request, or initiate or carry on any similar process, with a view to negotiating or entering into any Contract contemplated by clauses (A) or (B) hereof;

(xiii) make any material Tax election (other than a Section 336(e) Election), change any material method of Tax accounting, settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return, in each case other than in the ordinary course of business consistent with past practice or as required by Law or to consummate the Bank Spin-Off;

(xiv) except as disclosed in Section 5.01(a)(xiv) of the Company Disclosure Letter or with respect to any of the Bank Subsidiaries in order to facilitate consummation of the Bank Spin-Off, adopt any amendment to the certificate of incorporation or bylaws (or other equivalent organizational documents);

(xv) take any action that would result in the Company or any Company Subsidiary (other than the Bank Subsidiaries) becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;

(xvi) waive, release, assign, settle or compromise any claim, action, suit or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (I) equal to or less than the amounts specifically reserved with respect thereto on the balance sheet of the Company as of September 30, 2014 included in the Filed Company Reports or (II) that do not exceed $10,000,000 in the aggregate and (B) with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and the Company Subsidiaries (other than the Bank Subsidiaries), taken as a whole;

(xvii) take any action that would be reasonably likely to delay or hinder the consummation of the Integrated Mergers or that would present a significant risk of materially delaying or making it materially more difficult for the Company or any Company Subsidiary to obtain the Required Consents and the Company Required Statutory Approvals; or

(xviii) authorize, agree in writing or otherwise or enter into any Contract to do any of the foregoing.

(b) Conduct of Business by Parent. Except as otherwise expressly permitted or as otherwise contemplated by this Agreement or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Parent shall not and shall not permit any Parent Subsidiary to take any action, other than as contemplated by this Agreement, that would be reasonably likely to delay or hinder the consummation of the Integrated Mergers, including seeking to acquire or acquiring any “electric utility company” or “gas utility company” (as each such term is defined in Section 366.1 of FERC’s regulations (18 CFR § 366.1) or any oil trading or distribution company, in each case in the State of Hawaii, other than the transactions contemplated by this Agreement, that would present a significant risk of materially delaying or making it materially more difficult for the Parent, Merger Sub I, Merger Sub II or the Company to obtain their respective Required Consents, the Parent Required Statutory Approvals and the Company Required Statutory Approvals.

(c) No Control of the Company’s Business. Parent acknowledges and agrees that (i) nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) subject to the covenants, agreements and obligations of the Company and the Company Subsidiaries set forth in this Agreement prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

(d) Advice of Changes. Each of Parent and the Company shall promptly advise the other orally and in writing of any change or event that would prevent any of the conditions precedent described in Article VII from being satisfied.

SECTION 5.02 HPUC Proceedings. Between the date of this Agreement and the Closing, the Company and the Company Subsidiaries shall (a) diligently pursue the rate cases and other proceedings set forth on Section 5.02 of the Company Disclosure Letter (collectively, the “HPUC Proceedings”) consistent with past practice, and (b) to the extent permitted by Law, (i) promptly notify Parent about any material developments, or material communications with the HPUC relating thereto and (ii) to the extent reasonably practicable, timely provide draft copies of all material communications, filings and submissions to Parent sufficiently in advance (and in any event, no less than three (3) Business Days in advance) of filing to provide Parent and its Representatives an adequate opportunity to review such materials and comment thereon, and shall consider in good faith all such comments received on a timely basis. Notwithstanding anything to the contrary set forth in this Agreement, the Company shall not, and shall cause each Company Subsidiary not to, settle any rate case or other material proceeding that would impact the ratemaking mechanisms currently in effect for the Company or any Company Subsidiary without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) to the extent that such settlement would result in an outcome for the Company and the Company Subsidiaries that would be materially adverse to the Company or any Company Subsidiary, taking into account the requests made by the Company and the Company Subsidiaries in the HPUC Proceedings and the resolution of similar recent proceedings by the Company and the Company Subsidiaries.

SECTION 5.03 No Solicitation by the Company; Company Board Recommendation.

(a) The Company shall not, and shall not authorize or permit any of its Affiliates and its and their respective officers, directors and employees to, and shall use reasonable best efforts to cause, and shall cause its Affiliates to use reasonable best efforts to cause, its and their respective agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, “Representatives”) not to, (i) directly or indirectly solicit, initiate, knowingly encourage, induce or knowingly facilitate any Company Takeover Proposal or any inquiry or proposal that could reasonably be expected to lead to a Company Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any Person (other than the Company’s Representatives) regarding, or furnish to any Person, any information with respect to, or cooperate in any way with any Person (whether or not such Person is making a Company Takeover Proposal) with respect to any Company Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal. The Company shall, and shall cause its Affiliates and its and their respective officers, directors and employees and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, negotiations, ongoing solicitation or knowing encouragement with or of any Person conducted heretofore with respect to any Company Takeover Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal, instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement and if otherwise, request) the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, in response to a bona fide, written Company Takeover Proposal that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a Superior Company Proposal, and which Company Takeover Proposal was not solicited by the Company, its Affiliates or Representatives after the date of this Agreement and did not otherwise result from a breach of this Section 5.03(a), the Company, and its Representatives at the request of the Company, may, subject to compliance with Section 5.03(c), (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or concurrently with the provision of such information to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement is of Parent and (B) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Company Takeover Proposal (and such Person’s Representatives). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Representative of the Company or any of its Affiliates shall constitute a breach of this Section 5.03(a) by the Company.

(b) Except as set forth in Section 5.03(c) and Section 5.03(d), neither the Company Board nor any committee thereof shall (i) (A) withdraw, change, qualify, withhold or modify in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the approval or recommendation by the Company Board or any such committee thereof with respect to this Agreement or the transactions contemplated hereby, including the Integrated Mergers, (B) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Takeover Proposal, (C) fail to include in the Proxy Statement the recommendation by the Company Board or any committee thereof with respect to this Agreement and the Integrated Mergers or (D) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the recommendation by the Company Board or any committee thereof with respect to this Agreement and the Integrated Mergers) (any action in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, term sheet, agreement or commitment (other than a confidentiality agreement referred to in Section 5.03(a)) constituting or relating to, or that is intended to or would reasonably be expected to lead to, any Company Takeover Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the transactions contemplated hereby, including the Integrated Mergers, or requiring, or reasonably expected to cause, the Company to fail to comply with this Agreement (a “Company Acquisition Agreement”).

(c) At any time prior to obtaining the Company Shareholder Approval, the Company Board may terminate this Agreement pursuant to Section 8.01(c) if the Company receives a bona fide written Company Takeover Proposal that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Company Proposal, and which Superior Company Proposal was not solicited by the Company, its Affiliates or Representatives after the date of this Agreement and did not otherwise result from a breach of this Section 5.03; provided, however, that the Company Board may not terminate this Agreement pursuant to Section 8.01(c) unless (i) the Company Board has provided prior written notice to Parent (a “Company Notice”) that it is prepared to terminate this Agreement pursuant to Section 8.01(c) in response to a Superior Company Proposal, which notice shall specify the material terms and conditions of any such Superior Company Proposal and attach the most current draft of any Company Acquisition Agreement relating to the transaction that constitutes such Superior Company Proposal and a copy of any financing commitments related thereto, (ii) the Company has negotiated, and caused its Representatives to negotiate, in good faith with Parent during a period of four (4) Business Days after the receipt of such Company Notice, to the extent Parent wishes to negotiate (it being understood and agreed that any amendment to the financial terms or any other material term of a Superior Company Proposal shall require a new Company Notice and a new four (4) Business Day period), to enable Parent to propose changes to this Agreement that would, in the reasonable good faith judgment of the Company Board (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel), cause the offer previously constituting a Superior Company Proposal to no longer constitute a Superior Company Proposal, and (iii) at the end of such four (4) Business Day period and taking into account any changes to the terms of this Agreement proposed by Parent, the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) that the failure to terminate this Agreement pursuant to Section 8.01(c) as a result of such Superior Company Proposal would be inconsistent with the Company Board’s fiduciary duties to the shareholders of the Company under applicable Law. The Company agrees that, during the four (4) Business Day period prior to terminating this Agreement pursuant to Section 8.01(c) in response to a Superior Company Proposal, if requested by Parent, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent. In determining whether to terminate this Agreement pursuant to Section 8.01(c), the Company Board shall take into account all written or oral information, opinions or analyses submitted by or on behalf of Parent, and any changes to the terms of this Agreement proposed by Parent in response to such a Company Notice.

(d) At any time prior to obtaining the Company Shareholder Approval, provided that the Company is not in breach of its obligations under this Section 5.03, the Company Board may effect a Company Adverse Recommendation Change (x) as a result of the occurrence of a Company Intervening Event or (y) in response to a Superior Company Proposal, in each case if the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and after taking into account any changes to the terms of this Agreement proposed by Parent during the four (4) Business Day period referred to in clause (ii) below) that the failure to effect a Company Adverse Recommendation Change as a result of the occurrence of such Company Intervening Event or in response to such Superior Company Proposal, as the case may be, would be inconsistent with the Company Board’s fiduciary duties to the shareholders of the Company under applicable Law; provided, however, that the Company Board may not effect a Company Adverse Recommendation Change under this clause (d) unless (i) the Company Board has provided four (4) Business Days prior written notice to Parent that it is prepared to effect a Company Adverse Recommendation Change in response to a Company Intervening Event or a Superior Company Proposal, which notice shall, in each case, include summaries of the material facts, circumstances and other information that the Company Board considered in connection with the making of any such determination, together with reasonable documentary support and/or written analysis conducted by or on behalf of the Company Board in reaching such conclusion including, in the case of a Company Adverse Recommendation Change in response to a Superior Company Proposal, the material terms and conditions of any such Superior Company Proposal and the most current draft of any Company Acquisition Agreement and a copy of any financing commitments related thereto, (ii) during such four (4) Business Day period, if requested by Parent, the Company Board negotiates, and causes its Representatives to negotiate, in good faith with Parent and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and (iii) at the end of such four (4) Business Day period and taking into account any changes to the terms of this Agreement proposed by Parent, the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) that the failure to make a Company Adverse Recommendation Change pursuant to this Section 5.03(d) in response to such Company Intervening Event or Superior Company Proposal would be inconsistent with the Company Board’s fiduciary duties to the shareholders of the Company under applicable Law.

(e) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.03, the Company shall promptly advise (and in any event within 48 hours) Parent orally and in writing of (i) any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal, and shall promptly (and in any event within forty-eight (48) hours after receipt) provide copies to Parent of any written proposals, indications of interest and/or draft Company Acquisition Agreements relating to any such Company Takeover Proposal and (ii) any Company Intervening Event or any facts and circumstances that could reasonably be expected to lead to a Company Intervening Event. The Company shall, in the case of a Company Takeover Proposal, keep Parent informed in all material respects on a current basis of the terms and status (including any change to the terms of, and any material developments with respect to) of any Company Takeover Proposal, including by promptly (and in any event within forty-eight (48) hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest and/or draft Company Acquisition Agreements relating to any such Company Takeover Proposal and, in the case of a Company Intervening Event, keep Parent informed in all material respects on a current basis of the facts and circumstances related to such Company Intervening Event (except that this obligation shall not apply to any Company Intervening Event to the extent related solely to Parent or any of its Subsidiaries and not to the Company or any of the Company Subsidiaries), together with reasonable documentary support and/or any written analysis related thereto. The Company agrees that it and the Company Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.03(e).

(f) Nothing contained in this Section 5.03 shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if, in the good faith judgment of the Company Board (after consultation with outside legal counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.03; provided, further, that any such position or disclosure (other than any “stop, look and listen” communication that includes a reaffirmation of the recommendation by the Company Board or any committee thereof with respect to this Agreement and the Integrated Mergers) shall be deemed a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the recommendation by the Company Board or any committee thereof with respect to this Agreement and the Integrated Mergers.

(g) For purposes of this Agreement:

“Company Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries whose assets, taken together, constitute twenty percent (20%) or more of the Company’s consolidated assets, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in any Company Subsidiary or otherwise) of any business or assets of the Company or any Company Subsidiary representing twenty percent (20%) or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing twenty percent (20%) or more of the voting power of the Company, (iv) transaction (including any tender offer or exchange offer) in which any Person (or the shareholders of any Person) shall acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, twenty percent (20%) or more of any class of equity securities or (v) any combination of the foregoing; provided that, notwithstanding the foregoing, for purposes of this Section 5.03, in the event any inquiry, proposal or offer that would otherwise constitute a Company Takeover Proposal solely relates to one or more Bank Subsidiaries, such inquiry, proposal or offer shall be deemed not to be a Company Takeover Proposal so long as Parent grants its prior written consent to such treatment, such consent not to be unreasonably withheld (it being understood that such consent shall in no event be deemed unreasonably withheld if such Company Takeover Proposal could be reasonably expected to prevent, materially delay or impede or make materially less certain the timely consummation of the Integrated Mergers pursuant hereto).

“Superior Company Proposal” means a bona fide, unsolicited written Company Takeover Proposal (provided that for purposes of this definition the applicable percentages in the definition of Company Takeover Proposal shall be “fifty percent (50%)” rather than “twenty percent (20%) or more”) which did not result from, or arise in connection with, any breach of Section 5.03, which the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the availability of financing), the conditionality of and contingencies related to such proposal, the expected timing and risk of completion, the identity of the Person making such proposal and such other factors that are deemed relevant by the Company Board, is (i) reasonably capable of being completed on the terms proposed and (ii) more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after taking into account any revised proposal by Parent to amend the terms of this Agreement which is committed to in writing (including pursuant to Section 5.03(c)). Notwithstanding anything herein to the contrary, no Company Takeover Proposal (A) solely with respect to one or more Bank Subsidiaries or (B) that contemplates the approval thereof by the Company’s shareholders by a vote that is less than the vote contemplated by Section 3.04 shall, in either case, constitute a Superior Company Proposal.

“Company Intervening Event” means any fact, circumstance, effect, change, event or development that affects or would be reasonably likely to affect (i) the business, financial condition or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) the shareholders of the Company (including the benefits of the Integrated Mergers to the shareholders of the Company), in either case that (x) is material, (y) does not involve or relate to a Company Takeover Proposal or the existence thereof and (z) is not known or reasonably foreseeable to the Company Board as of the date hereof and which becomes known prior to receipt of the Company Shareholder Approval; provided that no fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have an adverse effect on the business, financial condition or continuing results of operations of, or the market price of the securities (including the Parent Common Stock) of Parent or any of its Subsidiaries shall constitute a “Company Intervening Event” unless such fact, circumstance, effect, change, event or development has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.04 Bank Spin-Off Agreements. The Company shall use reasonable best efforts to consummate the Bank Spin-Off in accordance with Section 1.01 and the Bank Spin-Off Agreements. As promptly as reasonably practicable after the date of this Agreement, the Company shall have prepared final forms of the Bank Spin-Off Agreements, including:

(a) a separation agreement to effect the Distribution and providing for, among other things, (i) the termination of intercompany agreements, (ii) the settlement of intercompany accounts, (iii) the replacement or termination of guarantees, (iv) maintaining confidentiality of information, (v) mutual releases of pre-Distribution claims, (vi) resignation of Company employees as officers and directors from companies engaged in the businesses of the Bank Subsidiaries and of employees in the Bank Subsidiaries as officers and directors of the Company and companies engaged in the utility businesses of the Company, (vii) full indemnification of the Company and Parent by ASB Hawaii for liabilities relating to the Bank Subsidiaries (for the avoidance of doubt, including all liabilities relating to the Bank Benefit Plans and Bank Benefit Agreements), other than Tax liabilities of the Company or the Bank Subsidiaries resulting from the application of section 355(e) of the Code (or corresponding provisions of the laws of any other jurisdictions) to the Bank Spin-Off or any Tax liabilities of the Company or the Bank Subsidiaries resulting from the Section 336(e) Election, which Tax liabilities shall be borne, in each case except as described in clause (viii) below, after the Closing solely by the Surviving Company and/or Parent, (viii) full indemnification of the Company and Parent by ASB Hawaii if (x) the actual Tax liability of the Company and the Bank Subsidiaries (taking into account the Section 336(e) Election with respect to the Bank Spin-Off), exceeds (such excess, the “Excess Tax Liability”) (y) the hypothetical Tax liability of the Company and the Bank Subsidiaries that would have resulted if no such election were made with respect to the Bank Spin-Off and assuming such hypothetical Tax liability was calculated based on an aggregate tax basis of the Company in its ASB Hawaii stock of $405.8 million, provided, however, that ASB Hawaii shall have no such indemnification obligation until the Excess Tax Liability exceeds $10,000,000 and then only to the extent such Excess Tax Liability exceeds $10,000,000, (ix) full indemnification of ASB Hawaii by the Company for liabilities relating to the non-Bank business of the Company, (x) the use by the Company and the Bank Subsidiaries of their respective reasonable best efforts to obtain any regulatory approvals, consents, permits or other authorizations required to be obtained in connection with the Distribution and (xi) such other customary covenants, agreements, obligations, representations and warranties in connection with a spin-off similar to the Distribution; and

(b) a registration statement on Form 10/S-4 or a registration statement on Form S-1/S-4, as applicable (either, and together with any amendments, supplements, prospectus or information statements thereto, the “Spin-Off Registration Statement”) to register the ASB Hawaii shares to be distributed in the Distribution.

The Company shall, and shall cause the Bank Subsidiaries to, timely provide drafts of the Bank Spin-Off Agreements and Spin-Off Registration Statement to Parent for review and comment, and shall (and shall cause their respective Representatives to) negotiate in good faith with Parent with respect to the terms of the Bank Spin-Off Agreements, and shall accept all reasonable comments of Parent and its Representatives with respect thereto. The Bank Spin-Off Agreements and the Spin-Off Registration Statement shall each be subject to the prior approval of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Following the execution of the Bank Spin-Off Agreements, the Company shall not, nor shall the Company permit the Bank Subsidiaries to, alter, amend or otherwise revise the Bank Spin-Off Agreements, or waive any material term thereof or any material condition to the obligations thereunder, or amend, withdraw or abandon the Spin-Off Registration Statement without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

ARTICLE VI

Additional Agreements

SECTION 6.01 Preparation of the Form S-4 and the Proxy Statement; Shareholders Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a proxy statement to be sent to the shareholders of the Company relating to the Company Shareholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and Parent shall prepare and cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, and Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Integrated Mergers. Each of the Company and Parent shall furnish all information concerning itself and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement, and the Form S-4 and Proxy Statement shall include all information reasonably requested by such other party to be included therein.

(b) The Company agrees that none of the information supplied or to be supplied by Parent, Merger Sub I or Merger Sub II for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the

Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent, Merger Sub I or Merger Sub II with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of the Company Subsidiaries for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent, Merger Sub I or Merger Sub II with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of the Company Subsidiaries for inclusion or incorporation by reference therein.

(c) Parent, Merger Sub I and Merger Sub II agree that none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or any of the Parent Subsidiaries for inclusion or incorporation by reference therein.

(d) Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Integrated Mergers and the issuance of the Merger Consideration.

(e) If, prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy

Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s shareholders and the Company’s shareholders. Nothing in this Section 6.01(e) shall limit the obligations of any party under Section 6.01(a).

(f) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate reasonably in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s shareholders and the Company’s shareholders. Nothing in this Section 6.01(f) shall limit the obligations of any party under Section 6.01(a).

(g) The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Shareholders Meeting. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the Company’s shareholders and to hold the Company Shareholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and (ii) solicit the Company Shareholder Approval. The Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board has made a Company Adverse Recommendation Change as permitted by Section 5.03(d). The Company agrees that its obligations pursuant to this Section 6.01 (other than its obligations to recommend to its shareholders that they give the Company Shareholder Approval and to include such recommendation in the Proxy Statement, but only to the extent that the Company Board has made a Company Adverse Recommendation Change as permitted by Section 5.03(d)) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or by the making of any Company Adverse Recommendation Change by the Company Board.

(h) If the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting or at an adjournment or postponement thereof, then the parties shall promptly confer in good faith regarding, and use reasonable best efforts to promptly develop, a strategy to obtain such Company Shareholder Approval, which may include negotiating appropriate changes to this Agreement or a restructuring of the transactions contemplated hereby (it being understood that Parent shall in no circumstances be obligated to alter or change the amount or kind of the Merger Consideration), and the Company shall resubmit the transaction to the Company’s shareholders for approval, with the timing and such resubmission to be determined at the request of Parent and otherwise subject to and in accordance with this Section 6.01.

(i) To the extent applicable, the Company shall have the same obligations with respect to the Spin-Off Registration Statement as the Company has with respect to the Form S-4.

SECTION 6.02 Access to Information; Confidentiality. Subject to applicable Law and the Confidentiality Agreement, each of Parent and the Company shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access, upon reasonable advance notice, during the period from the date of this Agreement to the earlier of the Effective Time or termination of this Agreement pursuant to Section 8.01(a), to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Parent and the Company shall, and shall cause each of its respective Subsidiaries to, make available promptly to the other party (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of securities laws or filed with or sent to the SEC, the FERC, any state utilities commission or any other federal or state regulatory agency or commission and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold any document or information that is subject to the terms of a confidentiality agreement with a third party (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) or subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or that cannot be provided by law due to its commercial sensitivity. If any material is withheld by such party pursuant to one or more of the provisos to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld to the extent that doing so would not undermine the protection of the relevant proviso and, if reasonably feasible, provide a redacted version of such requested material which version does not contain the otherwise sensitive information. All information exchanged pursuant to this Section 6.02 shall be subject to the non-disclosure agreement dated as of August 1, 2014, between Parent and the Company (the “Confidentiality Agreement”). Notwithstanding anything in this Agreement to the contrary, the Company shall not have any obligation to share with Parent or its representatives any confidential supervisory communications or information involving bank regulatory authorities not allowed to be shared pursuant to applicable Law.

SECTION 6.03 Regulatory Approvals; Required Actions.

(a) Subject to the terms and conditions of this Agreement (and, more particularly, Section 6.03(c) and Section 6.03(f)), each of the parties shall use their respective reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, as promptly as reasonably practicable, the Integrated Mergers, including preparing and filing all documentation to effect all necessary filings, notices, petitions, statements, submissions of information, applications and other documents, (ii) obtain the Required Consents and all other Consents, Permits and other confirmations from any Governmental Entity or other third party necessary, proper or advisable to consummate the Integrated Mergers, (iii) execute and deliver any additional instruments necessary to consummate the Integrated Mergers and (iv) defend or contest in good faith any litigation brought by any Governmental Entity or other third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Integrated Mergers.

(b) In connection with and without limiting Section 6.03(a), the Company and the Company Board and Parent and the Parent Board, as the case may be, shall (x) take all action reasonably appropriate to ensure that no Takeover Statute or similar statute or regulation is or becomes applicable to this Agreement or any transaction contemplated by this Agreement and (y) if any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or any transaction contemplated by this Agreement, take all action reasonably appropriate to ensure that the Integrated Mergers may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c) In furtherance of Section 6.03(a), but subject to Section 6.03(f), following the execution and delivery by the parties of this Agreement, the Company and Parent shall, and shall cause their respective Subsidiaries to: (i) enter into discussions with the Governmental Entities from whom Consents or nonactions are required to be obtained pursuant to any applicable Antitrust Law or in connection with receiving the Company Required Statutory Approvals or the Parent Required Statutory Approvals in connection with the consummation of the Integrated Mergers, (ii) use their respective reasonable best efforts to obtain all such required Consents or nonactions from such Governmental Entities and to eliminate each and every other impediment that may be asserted by such Governmental Entities pursuant to any Antitrust Law or in connection with granting the Company Required Statutory Approvals or the Parent Required Statutory Approvals, in each case with respect to the Integrated Mergers, so as to enable the Closing to occur as soon as reasonably possible, (iii) use their respective reasonable best efforts to undertake any effort or to take any action (including using reasonable best efforts to accept terms, conditions, liabilities, obligations, commitments or sanctions and propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or the Company or their respective Subsidiaries) necessary or required in order to obtain the Company Required Statutory Approvals and the Parent Required Statutory Approvals and (iv) use their respective reasonable best efforts to agree to, or accept, any additional or different agreements, commitments or conditions that are required by any Governmental Entity as a condition to the receipt of any Company Required Statutory Approvals (with respect to the Company and the Company Subsidiaries) or Parent Required Statutory Approvals (with respect to Parent and the Parent Subsidiaries).

(d) In connection with and without limiting the generality of the foregoing, each of Parent and the Company shall:

(i) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement, (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Integrated Mergers and (B) all other necessary registrations, declarations, notices, applications and filings relating to the Integrated Mergers with other Governmental Entities under any other Antitrust Law;

(ii) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement and in any event within sixty (60) days of this Agreement, (A) appropriate filings to the FERC, the FCC and the HPUC, as applicable, and (B) all other necessary registrations, declarations, notices, applications and filings relating to the Integrated Mergers with other Governmental Entities in relation to obtaining the Parent Required Statutory Approvals and the Company Required Statutory Approvals, as the case may be;

(iii) furnish to the other all assistance, cooperation and information reasonably required for any such registration, declaration, notice, application or filing and in order to achieve the effects set forth in this Section 6.03;

(iv) unless prohibited by applicable Law or by a Governmental Entity, give the other reasonable prior notice of any such registration, declaration, notice, application or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity relating to the Distribution or the Integrated Mergers (including with respect to any of the actions referred to in Section 6.03(c) and in this Section 6.03(d)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, notice, filing, application or communication;

(v) respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable Antitrust Laws for additional information or documentary material in connection with antitrust, competition or similar matters (including a “second request” under the HSR Act), and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Entity or other authorities not to consummate the Integrated Mergers, except with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; and

(vi) unless prohibited by applicable Law or by a Governmental Entity, to the extent commercially reasonably practicable, (A) not participate in or attend any formal meeting with any Governmental Entity in respect of the Integrated Mergers without the other party, (B) keep the other party apprised with respect to any meeting or substantive conversation with any Governmental Entity in respect of the Distribution or the Integrated Mergers, (C) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Distribution or the Integrated Mergers, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (D) furnish the other party with copies of all substantive correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Distribution and the Integrated Mergers.

(e) Notwithstanding anything in this Section 6.03, and other than in connection with any bank regulatory matters related to the Distribution, the Company and Parent shall have joint responsibility for scheduling and conducting any meeting with any Governmental Entity, coordinating and making any applications and filings with, and resolving any investigation or other inquiry of, any agency or other Governmental Entity, obtaining the Company Required Statutory Approvals, Required Consents, Consents, Permits and other approvals and confirmations from any Governmental Entity necessary, proper or advisable to consummate the Integrated Mergers. Parent shall promptly notify the Company and the Company shall promptly notify Parent of (i) any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Integrated Mergers, (ii) any notice or other communication from any Governmental Entity in connection with the Distribution or the Integrated Mergers and (iii) any actions, suits, claims, litigations, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any Company Subsidiary or the Company Board that, in any such case, relate to this Agreement or the Distribution or the Integrated Mergers. Subject to Section 5.02 with respect to the HPUC Proceedings, the Company shall consult with Parent with respect to, and allow Parent to participate in, the defense or settlement of any such action, suit, claim, litigation, investigation or proceeding, and no settlement thereof shall be agreed to without Parent’s prior written consent. Parent shall consult with the Company with respect to the defense or settlement of any such action, suit, claim, litigation, investigation or proceeding, and shall consult with the Company prior to agreeing to any settlement thereof.

(f) Notwithstanding anything else contained in this Agreement, nothing in this Agreement shall be construed to (i) require Parent or any Parent Subsidiary or (ii) permit the Company or any Company Subsidiary without the prior written consent of Parent, to undertake any efforts or to take any action (including accepting or agreeing to any terms, conditions, liabilities, obligations, commitments or sanctions relating to the operation of the business of Parent, any Parent Subsidiary, the Company, any Company Subsidiary or otherwise or proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or the Company or their respective Subsidiaries) if the taking of such efforts or action, individually or in the aggregate, has resulted or would reasonably be expected to result in a Parent Material Adverse Effect (measured on a scale relative to a company the size of the Company) or a Company Material Adverse Effect, in each case, giving effect to the Distribution for purposes of determining the size of the Company and not giving effect to the exclusions set forth in clauses (iv) or (vii) of the definition of “Material Adverse Effect” (any of the foregoing, unless specifically waived in writing by Parent at its discretion, a “Burdensome Condition”).

SECTION 6.04 Transaction Litigation. Subject to applicable law, the Company shall keep Parent reasonably informed in respect of any litigation against the Company or its directors relating to the Integrated Mergers and the other transactions contemplated by this Agreement, and the Company agrees that it shall (a) give Parent a reasonable opportunity to consult concerning the defense of any such litigation and (b) not agree to any settlement of any such litigation without Parent’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall keep the Company reasonably informed in respect of any litigation against Parent or its directors relating to the Integrated Mergers.

SECTION 6.05 Section 16 Matters. Prior to the Effective Time, each of the Company, Parent, Merger Sub I and Merger Sub II shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the

Integrated Mergers by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Integrated Mergers by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.06 Treatment of Certain Indebtedness.

(a) The Company shall, and shall cause the applicable Company Subsidiaries to, use reasonable best efforts to deliver all notices and take other actions required to facilitate (i) the termination of commitments in respect of the Repayment Debt on the Closing Date, (ii) repayment in full of all obligations in respect of such Repayment Debt on the Closing Date and (iii) release of any Liens and guarantees in connection therewith on the Closing Date. In furtherance and not in limitation of the foregoing, the Company, or the applicable Company Subsidiary, shall use reasonable best efforts to negotiate and deliver to Parent, at least five (5) Business Days prior to the Closing Date (or such later date as Parent may agree in writing, but in any event, on or prior to the Closing Date), Payoff Letters, in substantially final form and in form and substance reasonably acceptable to Parent, from all financial institutions and other Persons to which such Repayment Debt is owed, or the applicable agent, trustee or other representative on behalf of such Persons. Parent shall assist the Company in connection with any action taken pursuant to this Section 6.06(a).

(b) In addition, the Company shall use reasonable best efforts to, and shall cause each applicable Company Subsidiary to use reasonable best efforts to, to the extent reasonably requested by Parent with respect to any Indebtedness of the Company or any Company Subsidiary (or any commitment in respect thereof) in connection with the transactions contemplated hereby, (i) solicit and obtain an amendment to the terms thereof as may be necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement (including through the addition of satisfaction and discharge provisions, conditional redemption provisions or other terms to facilitate the repayment of such Indebtedness on the Closing Date) and/or the operation of the Parent and its Subsidiaries following the Closing Date, and/or solicit and obtain a waiver of any defaults, termination rights, put rights or similar rights or remedies triggered as a result of the consummation of the transactions contemplated by this Agreement and (ii) initiate discussions with the lenders or other Persons to whom such Indebtedness is owed, or the applicable agent, trustee or other representative therefor, as may be necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement (it being understood that the Company shall not, and shall cause the Company Subsidiaries not to, enter into or solicit any such amendment or waiver or initiate or undertake any such discussions in the absence of the consent of or request by Parent therefor), and Parent shall assist the Company in connection with any action taken pursuant to this Section 6.06(b). Parent shall promptly, upon request by the Company, reimburse the Company for all documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with any actions taken pursuant to this Section 6.06(b).

SECTION 6.07 Governance Matters.

(a) Parent shall cause the Surviving Company to maintain its headquarters in Honolulu, Hawaii.

(b) Parent shall, and shall cause the Surviving Company to maintain historic levels of community involvement and charitable contributions in the existing service territories of the Company and the Company Subsidiaries from and after the Effective Time.

SECTION 6.08 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other written public statements with respect to the Integrated Mergers, and shall not issue any such press release or make any such written public statement prior to such consultation, except as such party reasonably concludes (after consultation with outside counsel) to be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the Integrated Mergers shall be in the form agreed to by the parties prior to the date hereof.

SECTION 6.09 Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Initial Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Initial Merger to be approved for listing on the NYSE, in each case subject to official notice of issuance, prior to the Closing Date. The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

SECTION 6.10 Fees and Expenses. Except as provided in Section 6.06(b) and Article VIII, all fees and expenses incurred in connection with this Agreement and the Integrated Mergers shall be paid by the party incurring such fees or expenses, whether or not the Integrated Mergers are consummated.

SECTION 6.11 Certain Tax Matters.

(a) For U.S. federal income Tax purposes, (i) the parties intend that (x) the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (y) the Company and Parent shall each be a party to such reorganization within the meaning of Section 368(b) of the Code and (z) the Bank Spin-Off shall be tax-free to the Company’s shareholders under Section 355(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

(b) Each of the Company, Parent, Merger Sub I and Merger Sub II shall use its reasonable best efforts to cause the Integrated Mergers to qualify for the Intended Tax Treatment, including by not taking any action that such party knows could reasonably be expected to prevent such qualification. Each of the Company, Parent, Merger Sub I and Merger Sub II shall report the Integrated Mergers in a manner consistent with the Intended Tax Treatment.

(c) Each of the Company, on the one hand, and Parent, Merger Sub I and Merger Sub II, on the other hand, shall use its reasonable best efforts to obtain the Tax opinion and IRS ruling referred to in Section 7.02(d) and the Tax opinion referred to in Section 7.03(e), including by executing letters of representation that are customary for the transactions contemplated by this Agreement and that are in form and substance acceptable to Skadden and Wachtell, as appropriate. Each of the Company, Parent, Merger Sub I and Merger Sub II shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to Skadden or Wachtell in furtherance of such Tax opinions.

(d) The Company shall cause an election to be made pursuant to, and in accordance with, Section 336(e) of the Code and the Treasury Regulations promulgated thereunder (and any corresponding elections under state, local or foreign Tax law) (a “Section 336(e) Election”) with respect to the Bank Spin-Off for ASB Hawaii, ASB and any of their respective Subsidiaries for which a Section 336(e) Election may be made. In order to effect the Section 336(e) Election pursuant to the immediately preceding sentence, on or prior to the date of the Bank Spin-Off, the Company shall, and shall cause ASB Hawaii to, enter into a written, binding agreement to make the Section 336(e) Election, as required by Treasury Regulations Sections 1.336-2(h)(1)(i) and 1.336-2(h)(4), and the Company shall take such other actions, including after the Closing Date, as may be required to properly make a Section 336(e) Election. Prior to the Closing Date, each party hereto shall use its reasonable best efforts to cause the Bank Spin-Off to be eligible for a valid Section 336(e) Election, and shall not take any action reasonably likely to cause the Bank Spin-Off not to so qualify. As promptly as practicable (and in any event within three (3) Business Days) following the due date (including extensions) of the consolidated U.S. federal income tax return of the Company for the taxable year that includes the Bank Spin-Off, Parent or the Company shall provide (or cause to be provided) to ASB Hawaii written confirmation or other evidence reasonably satisfactory to ASB Hawaii that the Section 336(e) Election has validly and timely been made.

(e) Prior to the Bank Spin-Off, the Company shall, and shall cause ASB Hawaii to, enter into a tax matters agreement, as part of the Bank Spin-Off Agreements, providing for customary terms including the following: (i) within sixty (60) days after the Bank Spin-Off, the Company shall provide ASB Hawaii with a proposed determination of the “Aggregate Deemed Asset Disposition Price” (as defined under applicable Treasury Regulations) and the allocation of such Aggregate Deemed Asset Disposition Price among the disposition date assets, each in accordance with the applicable provisions of Section 336(e) of the Code and the Treasury Regulations promulgated thereunder (the “Section 336(e) Allocation Statement”); (ii) within sixty (60) days after ASB Hawaii’s receipt of the Section 336(e) Allocation Statement, ASB Hawaii may object, in good faith, to the Section 336(e) Allocation Statement by giving written notice to the Company setting forth the basis for ASB Hawaii’s dispute (the “ASB Hawaii Allocation Objection”); (iii) if ASB Hawaii does not object to all or any portion of the Section 336(e) Allocation Statement within such sixty (60) day period, then ASB Hawaii shall be deemed to have conclusively agreed with and shall be bound by the Section 336(e) Allocation Statement; (iv) if ASB Hawaii sends the ASB Hawaii Allocation Objection on a timely basis, then ASB Hawaii and the Company shall confer in good faith in an attempt to resolve the differences; (v) if, after ten (10) Business Days, ASB Hawaii and the Company cannot agree, then ASB Hawaii and the Company shall attempt to agree upon a mutually satisfactory nationally recognized accounting firm (the “Firm”) for the resolution of such differences; provided, that if the parties cannot agree on a mutually satisfactory nationally recognized accounting firm, then each of ASB Hawaii and the Company shall select a nationally recognized accounting firm and the two firms so selected shall select the Firm; (vi) the Firm shall review the Section 336(e) Allocation Statement and the ASB Hawaii Allocation Objection (as well as any supporting documents submitted to the Firm by the Company or ASB Hawaii which are reasonably related to the Section 336(e) Allocation Statement or the ASB Hawaii Allocation Objection, respectively) and make a final written determination of the Aggregate Deemed Asset Disposition Price and the allocation of such Aggregate Deemed Asset Disposition Price among the disposition date assets, each in accordance with the applicable provisions of Section 336(e) of the Code and the Treasury Regulations promulgated thereunder, which determination shall be conclusive and binding on ASB Hawaii and the Company; (vii) the determination by the Firm shall be made as promptly as possible but not later than twenty (20) Business Days after the Firm’s engagement (unless otherwise agreed to by the Firm, ASB Hawaii and the Company); and (viii) the Company and ASB Hawaii will each bear fifty percent (50%) of the fees and expenses of the Firm.

SECTION 6.12 Indemnification, Exculpation and Insurance.

(a) Each of Parent and the Company agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents), in each case as in effect on the date of this Agreement, shall be continued or assumed by Parent or the Surviving Company following the Integrated Mergers, without further action, and shall survive the Integrated Mergers and shall continue in full force and effect in accordance with their terms for a period of six (6) years after the Effective Time.

(b) For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Company to procure the provision of officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each Person currently covered by the Company’s or any of the Company Subsidiaries’ officers’ and directors’ liability insurance policy on terms with respect to coverage and in amounts that are at least as favorable as those of the applicable policy in effect on the date of this Agreement; provided that if the aggregate annual premium for such insurance exceeds 300% of the current annual premium for such insurance, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as is then available at a cost up to but not exceeding 300% of such current aggregate annual premium. In lieu of such insurance, prior to the Closing Date, Parent may, following consultation with the Company, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and the Company Subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage maintained by the Company or any Company Subsidiary on terms with respect to coverage and in amounts that are at least as favorable as those of the applicable policy in effect on the date of this Agreement and subject to the proviso of the immediately preceding sentence, in which event Parent shall cease to have any obligations under the immediately preceding sentence.

(c) The provisions of this Section 6.12 (i) shall survive consummation of the Integrated Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party, his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

SECTION 6.13 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the two-year anniversary of the Effective Time (the “Continuation Period”), Parent shall, and shall cause the Surviving Company to, provide each Company Employee who is not covered by a Company Union Contract or party to an individual change in control severance agreement with the Company and who remains a Company Employee with (i) a base salary or wage rate that is no less favorable than that provided to the Company Employee immediately prior to the Effective Time, (ii) aggregate incentive compensation opportunities that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time and (iii) employee benefits that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time. Further, during the Continuation Period, Parent and the Surviving Company shall not implement involuntary workforce reductions of Company Employees (provided that this sentence shall not apply in respect of any Company Employee who is party to an individual change in control severance agreement with the Company).

(b) With respect to each Company Employee who is covered by a Company Union Contract, Parent shall, and shall cause the Surviving Company to, continue to honor the Company Union Contracts, in each case as in effect at the Effective Time, in accordance with their terms (it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Company to amend or terminate any such Company Union Contract, to the extent permitted by the terms of the applicable contract and applicable Law). The provisions of this Section 6.13 shall be subject to any applicable provisions of the Company Union Contracts and applicable Law in respect of such Company Employee, to the extent the provisions of this Section 6.13 are inconsistent with or otherwise in conflict with the provisions of any such Company Union Contract or applicable Law.

(c) At the Effective Time, Parent shall, or shall cause the Surviving Company to, assume and honor in accordance with their terms all of the Company’s and all of the Company Subsidiaries’ employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any change in control severance agreement or other arrangement between the Company and any Company Employee) maintained by the Company or any Company Subsidiary, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Integrated Mergers (either alone or in combination with any other event), it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Company to amend or terminate any such plans, policies, programs, agreements, or arrangements, to the extent permitted by the terms of the applicable plan, policy, program, agreement or arrangement. For the avoidance of doubt, for purposes of any Company Benefit Plan or Company Benefit Agreement containing a definition of “change in control,” “change of control” or similar term, the Closing shall be deemed to constitute a “change in control”, “change of control” or such similar term.

(d) With respect to all employee benefit plans of Parent, the Surviving Company or any of their Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Company Subsidiary and is accurately reflected within a Company Employee’s records) shall be treated as service with Parent, the Surviving Company or any of their Subsidiaries for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except (i) to the extent that such service was not recognized under the corresponding Company Benefit Plan immediately prior to the Effective Time, (ii) for purposes of any defined benefit retirement plan, any retiree welfare benefit plan, any grandfathered or frozen plan or any plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (iii) to the extent that such recognition would result in any duplication of benefits for the same period of service.

(e) Parent shall, and shall cause the Surviving Company to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Company or any of their Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the corresponding Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Company to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time. Company Employees must provide acceptable evidence to each Parent benefit plan administrator under which such adjustments or credits are to be made.

(f) Notwithstanding any provision of this Agreement to the contrary, the provisions of this Section 6.13 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.13 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no Company Personnel or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof including in respect of continued employment (or resumed employment). Nothing contained herein shall alter the at-will employment relationship of any Company Employee.

SECTION 6.14 Dividend Coordination. Parent and the Company shall coordinate with each other to designate the same record and payment dates for Parent’s and the Company’s respective quarterly dividends declared in any calendar quarter in which the Closing Date might reasonably be expected to occur. If the Closing Date occurs after the record date for a regular quarterly cash dividend payable to holders of the Company Common Stock and prior to the payment date of such dividend (the “Final Quarterly Dividend”), then Parent or the Surviving Company will cause to be paid, out of the Exchange Fund, the Final Quarterly Dividend on behalf of the Company following the Closing on the scheduled payment date for such dividend.

ARTICLE VII

Conditions Precedent

SECTION 7.01 Conditions to Each Party’s Obligation to Effect the Transactions. The obligation of the Company to effect the Distribution and to consummate the Integrated Mergers and the obligation of Parent, Merger Sub I and Merger Sub II to effect the Integrated Mergers are subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Listing. The shares of Parent Common Stock to be issued in the Initial Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Initial Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Governmental Approvals.

(i) Any waiting period applicable to the Integrated Mergers under the HSR Act shall have been terminated or shall have expired.

(ii) The Parent Required Statutory Approvals and the Company Required Statutory Approvals shall have been obtained at or prior to the Effective Time and such approvals shall have become Final Orders without the imposition of any Burdensome Condition. For purposes of this clause (c)(ii), a “Final Order” means an action by the relevant Governmental Entity (A) that has not been reversed, stayed, enjoined, set aside, annulled or suspended and remains in full force and effect, (B) with respect to which any mandatory waiting period prescribed by Law before the Integrated Mergers may be consummated has expired and (C) as to which all conditions to the consummation of the Integrated Mergers prescribed by Law have been satisfied.

(d) No Legal Restraints. No Law and no Judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction (collectively, “Legal Restraints”) shall be in effect that, and no suit, action or other proceeding shall be pending before any Governmental Entity in which such Governmental Entity seeks to impose, or has imposed, any Legal Restraint that, prevents, makes illegal or prohibits the consummation of the Integrated Mergers.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose shall have been initiated or overtly threatened by the SEC and not concluded or withdrawn.

(f) Bank Separation. Each of the Company and the Parent shall have determined, in its respective reasonable judgment, that upon consummation of the Distribution, the Company shall not be a savings and loan holding company or otherwise deemed to control ASB for purposes of the Home Owners’ Loan Act.

(g) Spin-Off Registration Statement. The Spin-Off Registration Statement shall have become effective under the Securities Act and the Exchange Act, as applicable, and shall not be the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose shall have been initiated or overtly threatened by the SEC and not concluded or withdrawn.

SECTION 7.02 Conditions to Obligations of the Company. The obligations of the Company to effect the Distribution and to consummate the Integrated Mergers are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent, Merger Sub I and Merger Sub II (i) contained in Section 4.03 shall be true and correct in all but de minimis respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); (ii) contained in Section 4.01 and Section 4.04 shall be true and correct in all material respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); (iii) contained in Section 4.07(a) shall be true and correct in all respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); and (iv) contained in this Agreement (except for the representations and warranties contained in Section 4.01, Section 4.03, Section 4.04 and Section 4.07(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made at and as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent, Merger Sub I and Merger Sub II. Parent, Merger Sub I and Merger Sub II shall have performed in all material respects all obligations, covenants and agreements required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, no fact, circumstance, effect, change, event or development has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Company Tax Opinion. The Company shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, dated the Closing Date, to the effect that (i) for U.S. federal income tax purposes the Integrated Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Bank Spin-Off will be tax-free to the Company’s shareholders under Section 355(a) of the Code. To the extent reasonably necessary to enable Skadden to render the opinion described in this Section 7.02(d), the Company may seek a ruling from the IRS on one or more “significant issues” (within the meaning of Rev. Proc. 2014-3, I.R.B. 2014-1) presented in the Integrated Mergers and/or the Bank Spin-Off. In rendering the opinion described in this Section 7.02(d), Skadden may require and rely upon (and may incorporate by reference) reasonable and customary facts, representations, covenants and assumptions, including those contained in certificates of officers of the Company, Parent, Merger Sub I and Merger Sub II.

(e) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent, Merger Sub I and Merger Sub II of the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

SECTION 7.03 Conditions to Obligations of Parent, Merger Sub I and Merger Sub II. The obligations of Parent, Merger Sub I and Merger Sub II to consummate the Integrated Mergers are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) contained in Section 3.03 shall be true and correct in all but de minimis respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); (ii) contained in Section 3.01 and Section 3.04 shall be true and correct in all material respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); (iii) contained in Section 3.07(a) shall be true and correct in all respects as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case at and as of such earlier date); and (iv) contained in this Agreement (except for the representations and warranties contained in Section 3.01, Section 3.03, Section 3.04 and Section 3.07(a)) shall be true and correct

(without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made at and as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, no fact, circumstance, effect, change, event or development has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

(e) Parent Tax Opinion. Parent shall have received the written opinion of Wachtell on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, dated the Closing Date, to the effect that for U.S. federal income tax purposes the Integrated Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.03(e), Wachtell may require and rely upon (and may incorporate by reference) reasonable and customary facts, representations, covenants and assumptions, including those contained in certificates of officers of the Company, Parent, Merger Sub I and Merger Sub II.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01 Termination Rights.

(a) Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, by mutual written consent of the Company and Parent.

(b) Termination by Either Parent or the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, by either the Company or Parent if:

(i) the Integrated Mergers are not consummated on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Integrated Mergers to occur on or before the End Date is the result of a breach of this Agreement by such party or the failure of any representation or warranty of such party contained in this Agreement to satisfy the condition set forth in Section 7.02(a) or Section 7.03(a), as applicable;

(ii) the condition set forth in Section 7.01(d) is not satisfied and the Legal Restraint giving rise to such non-satisfaction has become final and non-appealable; provided, however, that (A) the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party if such failure to satisfy the condition set forth in Section 7.01(d) is the result of a failure of such party to comply with its obligations pursuant to Section 6.03 and (B) the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used reasonable best efforts to prevent the entry of such final and non-appealable Legal Restraint and to remove such Legal Restraint; or

(iii) if its board of directors determines in good faith that the other party has acted in bad faith in breach of such other party’s obligations under Section 6.01(h).

(c) Termination by the Company. This Agreement may be terminated by the Company if:

(i) concurrently with such termination, the Company enters into a Company Acquisition Agreement with respect to a Superior Company Proposal, so long as the Company has complied in all material respects with its obligations under Section 5.03(c); provided that any such purported termination by the Company pursuant to this Section 8.01(c)(i) shall be void and of no force or effect unless the Company pays to Parent the Company Termination Fee in accordance with Section 8.02(b); or

(ii) Parent, Merger Sub I or Merger Sub II breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent, Merger Sub I or Merger Sub II contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b), as applicable, and (ii) is not reasonably capable of being cured by Parent, Merger Sub I or Merger Sub II, as the case may be, by the Initial End Date (or, if such Initial End Date is extended, the End Date) or is not cured by Parent within sixty (60) days after receiving written notice of such breach or failure from the Company; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall only be available if the Company is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or 7.03(b), as applicable, could not then be satisfied.

(d) Termination by Parent. This Agreement may be terminated by Parent:

(i) in the event that a Company Adverse Recommendation Change has occurred; provided, however, that the right to terminate this Agreement under this Section 8.01(d) shall not be available if the Company Shareholder Approval has been obtained at the Company Shareholders Meeting;

(ii) if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b), as applicable, and (ii) is not reasonably capable of being cured by the Company by the End Date or is not cured by the Company within sixty (60) days after receiving written notice of such breach or failure from Parent; provided, however, that the right to terminate this Agreement under this Section 8.01(d)(ii) shall only be available if Parent is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Parent contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or 7.02(b), as applicable, could not then be satisfied.

SECTION 8.02 Effect of Termination; Termination Fees.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or Parent (or any stockholder, director, officer, employee, agent, consultant or other Representative of such party), other than (a) the penultimate sentence of Section 6.02, the final sentence of Section 6.06(b), Section 6.10, this Section 8.02 and Article IX, which provisions shall survive such termination and (b) liability of any party (whether or not the terminating party) for any breach of this Agreement prior to such termination, but solely to the extent such liability arises out of a willful breach by such party of any covenant or agreement set forth in this Agreement that gave rise to the failure of a condition set forth in Article VII. The liabilities described in the preceding sentence shall survive the termination of this Agreement.

(b) Termination Fees.

(i) If (A) either the Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) and, at the time of such termination, any of the conditions set forth in Section 7.01(c) or Section 7.01(d) shall have not been satisfied and such failure to be satisfied arises solely in connection with the Company Required Statutory Approvals or the Parent Required Statutory Approvals, (B) either the Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) (if, and only if, the applicable Legal Restraint giving rise to such termination arises solely in connection with the Company Required Statutory Approvals or the Parent Required Statutory Approvals) or (C) if the Company terminates this Agreement pursuant to Section 8.01(c)(ii) based on a failure by Parent to perform its covenants or agreements under Section 6.03, and in the case of each of clauses (A), (B) and (C), at the time of such termination, all other conditions to the Closing set forth in Section 7.01 and Section 7.02 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of such termination, or those conditions that have not been satisfied as a result of a breach by Parent), then Parent shall pay to the Company a fee of $90,000,000 (the “Parent Termination Fee”) plus the Company Expenses.

(ii) If (A) the Company terminates this Agreement pursuant to Section 8.01(c)(i), (B) Parent terminates this Agreement pursuant to Section 8.01(d)(i) or Section 8.01(b)(iii) or (C) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) or Parent terminates this Agreement pursuant to Section 8.01(d)(ii) based on a failure by the Company to perform its obligations, covenants and agreements under this Agreement and, in each case under this clause (C), (I) prior to such termination, a Company Acquisition Proposal shall have been made public or proposed publicly to the Company or the holders of the Company Common Stock and has not been withdrawn prior to the completion of the Company Shareholders Meeting and (II) at any time after the execution of this Agreement and prior to the expiration of the twelfth (12th) month after the termination of this Agreement, the Company shall have entered into a definitive Contract with respect to, or consummated, any Company Acquisition Proposal (substituting, for purposes of this Section 8.02(b)(ii), references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” with references to “fifty percent (50%)”), then, in the case of each of clauses (A), (B) and (C), the Company shall pay to Parent a fee of $90,000,000 (the “Company Termination Fee”) plus the Parent Expenses. The Company shall pay any Company Termination Fee payable pursuant to clauses (A) or (B) of this Section 8.02(b)(ii) no later than two (2) Business Days after the date of the relevant termination and the Company shall pay any Company Termination Fee payable pursuant to clause (C) of this Section 8.02(b)(ii) no later than the earlier of the execution of the definitive Contract with respect to the relevant Company Acquisition Proposal or the consummation of the relevant Company Acquisition Proposal.

(c) The parties acknowledge that the agreements contained in Section 8.02(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if Parent fails to promptly pay an amount due pursuant to Section 8.02(b)(i), or the Company fails to promptly pay an amount due pursuant to Section 8.02(b)(ii), and, in order to obtain such payment, Parent, Merger Sub I or Merger Sub II, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amounts set forth in Section 8.02(b)(i), or any portion thereof, or a judgment against Parent for the amount set forth in Section 8.02(b)(ii) or any portion thereof, the Company shall pay to Parent, Merger Sub I or Merger Sub II, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made.

(d) Upon payment of the Parent Termination Fee and the Company Expenses by Parent to the Company, Parent shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company or the holders of the Company Common Stock, and payment of the Parent Termination Fee and the Company Expenses by Parent shall be the Company’s sole and exclusive remedy for any losses or damages suffered or incurred by the Company, the Company Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination; provided that nothing herein shall release any party from liability for willful breach or fraud. Upon payment of the Company Termination Fee and the Parent Expenses by the Company to Parent, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent or the holders of the Parent Common Stock, and payment of the Company Termination Fee and the Parent Expenses by the Company shall be Parent’s sole and exclusive remedy for any losses or damages suffered or incurred by Parent, the Parent Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination; provided that nothing herein shall release any party from liability for willful breach or fraud. The parties acknowledge and agree that in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee and the Parent Expenses or the Parent Termination Fee and the Company Expenses, as applicable, on more than one occasion.

SECTION 8.03 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (a) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (b) no amendment shall be made to this Agreement after the Effective Time and (c) except as provided above, no amendment of this Agreement shall require the approval of the shareholders of Parent or the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 8.04 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) subject to Section 8.03(a), waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub I, action by its respective board of directors or the duly authorized designee of its board of directors, and in the case of Merger Sub II, action by its sole manager. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of the Company. The party desiring to terminate this Agreement pursuant to Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

ARTICLE IX

General Provisions

SECTION 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

SECTION 9.02 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (marked for overnight delivery and with proof of service) or hand delivery, addressed as follows:

To Parent, Merger Sub I or Merger Sub II:

700 Universe Blvd.
Juno Beach, FL 33408
Facsimile:	(561) 694-3337
Attention:	Charles E. Sieving
Email:	Charles.Sieving@nee.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile:	(212) 403-2000
Attention:	Edward D. Herlihy, Esq.
Lawrence S. Makow, Esq.
Email:	EDHerlihy@wlrk.com
LSMakow@wlrk.com

To the Company:

1001 Bishop Street, Suite 2900
Honolulu, Hawaii 96813
Facsimile:	(808) 203-1991
Attention:	Chester A. Richardson
Email:	CRichardson@hei.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue NW
Washington, DC 20005
Facsimile:	(202) 661-8200
Attention:	Michael P. Rogan, Esq.
Marc S. Gerber, Esq.
Email:	Michael.Rogan@skadden.com
Marc.Gerber@skadden.com

SECTION 9.03 Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Bank Benefit Agreement” means each Company Benefit Agreement that covers only current or former directors or employees of the Bank Subsidiaries in their capacity as such.

“Bank Benefit Plan” means each Company Benefit Plan that covers only current or former directors or employees of the Bank Subsidiaries in their capacity as such.

“Bank Subsidiaries” means each of ASB Hawaii and ASB.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Honolulu, Hawaii or New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” means, collectively, those portions of the Company’s Retirement Savings Plan and the Bank’s 401(k) Plan (in each case as amended and in effect from time to time) that are designated as an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code.

“Company Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other Contract between the Company or any Company Subsidiary, on the one hand, and any Company Personnel, on the other hand, or with respect to which the Company or any Company Subsidiary has any present or potential future liability.

“Company Benefit Plan” means each (i) pension plan (as defined in Section 3(2) of ERISA, whether or not subject to ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement or (iv) other compensation, pension, retirement, savings or other benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Company Commonly Controlled Entity for the benefit of any Company Personnel, or with respect to which the Company or any Company Subsidiary has any present or potential future liability.

“Company Commonly Controlled Entity” means any person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code.

“Company Employee” means an individual who was employed by the Company or any of the Company Subsidiaries immediately prior to the Effective Time and who continues such employment with Parent or any Parent Subsidiary (including the Company and the Company Subsidiaries) immediately thereafter.

“Company Expenses” means all of the documented out-of-pocket expenses incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement, up to a maximum amount of $5,000,000.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company; provided, however, that for purposes of determining whether there has been a Company Material Adverse Effect pursuant to clause (a) of the definition of “Material Adverse Effect,” changes or conditions which affect the Bank Subsidiaries shall not be deemed to affect the Company to the extent (and only to the extent) that such changes or conditions do not (a) adversely impact the Company or the other Company Subsidiaries (other than the Bank Subsidiaries) or (b) adversely impact in any respect the ability or prospects of the Company to timely complete the Distribution, the Integrated Mergers or the other transactions contemplated by this Agreement and the Bank Spin-Off Agreements in accordance with the terms hereof and thereof.

“Company Personnel” means any current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary.

“Company Restricted Share” means any restricted share of Company Common Stock granted under any Company Stock Plan.

“Company Restricted Stock Unit” means any restricted stock unit award that is payable in shares of Company Common Stock (or whose value is determined with reference to the value of shares of Company Common Stock) and granted under any Company Stock Plan.

“Company Stock Option” means any option to purchase, or stock appreciation right granted in respect of, Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” means the 1987 Stock Option and Incentive Plan of the Company and the Company’s 2010 Equity and Incentive Plan, in each case as amended and in effect from time to time.

“Derivative Product” means (i) any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity (including capacity and ancillary services products related thereto), natural gas, crude oil, coal and other commodities, emissions allowances, renewable energy credits, currencies, interest rates and indices and (ii) forward contracts for delivery of electricity (including capacity and ancillary service products thereto), natural gas, crude oil, petcoke, lignite, coal and other commodities and emissions and renewable energy credits.

“End Date” means the Initial End Date; provided that if on the Initial End Date, the conditions set forth in either Section 7.01(c) or 7.01(f) are not satisfied but all of the other conditions to Closing are satisfied (other than those conditions that by their nature are to be satisfied at the Closing) and the conditions set forth in either Section 7.01(c) or 7.01(f), as the case may be, remain capable of being satisfied, then the End Date shall automatically be extended until the date that is six (6) months after the Initial End Date.

“Equity Forward Contract” means the Letter Agreement, dated March 19, 2013, by and between the Company and JPMorgan Chase Bank, National Association, London Branch.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person or (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others.

“Initial End Date” means the first anniversary of the date hereof.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s executive officers after making due inquiry of the other executives and managers of such Person having primary responsibility for such matter.

“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that materially adversely affects (a) the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from or arising out of (i) any change or condition affecting any industry or industries generally in which such Person or any of its Subsidiaries operates, (ii) any change affecting any economic or political condition generally or any change affecting any securities, credit, financial or other capital markets condition generally, in each case in the United States or elsewhere, (iii) any failure, in and of itself, by such Person to meet any internal or public projection, budget, forecast or estimate in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”), (iv) any change resulting from the announcement, execution or delivery of this Agreement, including (A) any action required to be taken by such Person or any of its Subsidiaries pursuant to this Agreement, or consented to in writing by the parties to this Agreement or (B) any litigation arising out of or related to this Agreement (including shareholder litigation), (v) any change or condition affecting the market for commodities generally, including any change in the price or availability of commodities in general, (vi) any change, in and of itself, in the market price, credit rating or trading volume of such Person’s securities or any change affecting the ratings or the ratings outlook for such Person or any of its Subsidiaries (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”), (vii) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), (viii) the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (ix) any change, event or development resulting from or arising out of any change, event or development in national or regional wholesale or retail markets for electric power, capacity or fuel or related products generally, (x) any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development, (xi) any action required by any HPUC order relating to the Company or any Company Subsidiary issued prior to the date hereof and (xii) any change or effect arising from the HPUC Proceedings (other than as a result of any breach by the Company or any of its Subsidiaries of Section 5.02); provided, however, that (x) any fact, circumstance, effect, change, event or development set forth in clauses (i), (ii), (v), (vii), (viii), (ix) or (x) above shall be taken into account in determining whether there has been or will be a “Material Adverse Effect” with respect to any Person to the extent such item or items have a substantially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to the other participants in the industry in which such Person conducts its business and (y) clause (iv) shall be disregarded for purposes of the representations and warranties set forth in Section 3.05(a); or (b) the ability of such Person to timely consummate the transactions contemplated by this Agreement, including the Distribution and the Integrated Mergers.

“Parent Expenses” means all of the documented out-of-pocket expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement, up to a maximum amount of $5,000,000.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Stock Plans” means the 2011 Long Term Incentive Plan, the Amended and Restated Long-Term Incentive Plan, the Long-Term Incentive Plan of 1985 and the 2007 Non-Employee Directors Stock Plan.

“Payoff Letters” means customary payoff letters and related release documentation with respect to each item of Repayment Debt.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Repayment Debt” means (w) that certain Amended and Restated Credit Agreement, dated as of April 2, 2014, by and among the Company, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, (x) that certain Loan Agreement, dated as of May 2, 2014, by and among the Company, the lenders party thereto, and The Bank Of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, (y) that certain Amended and Restated Credit Agreement, dated as of April 2, 2014, by and among HECO, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and (z) any other Indebtedness of the Company or any Company Subsidiary identified by Parent in writing at least ten (10) days prior to the Closing Date.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than fifty percent (50%) of the equity interests of which) is owned directly or indirectly by such first Person.

“Subsidiary Preferred Stock” means each series of preferred stock listed in section 3.03 of the Company Disclosure Letter.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

SECTION 9.04 Interpretation. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

SECTION 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

SECTION 9.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Integrated Mergers and (b) except, after the Effective Time, for Section 2.01, Section 2.04(h) and Section 6.12, each of Parent, Merger Sub I, Merger Sub II and the Company agrees that (1) in the cases of Parent, Merger Sub I and Merger Sub II, their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the Company in accordance with and subject to the terms of this Agreement, (2) in the case of the Company, its representations, warranties, covenants and agreements set forth herein are solely for the benefit of Parent, Merger Sub I and Merger Sub II in accordance with and subject to the terms of this Agreement and (3) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

SECTION 9.08 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF HAWAII, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF HAWAII.

SECTION 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10 Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

SECTION 9.11 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the Integrated Mergers. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11.

SECTION 9.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.13 Construction. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the Company and Parent have duly executed this Agreement, each as of the date first written above.

HAWAIIAN ELECTRIC INDUSTRIES, INC.

By:	/s/ Constance H. Lau
Name: Constance H. Lau
Title: President and Chief Executive Officer

NEXTERA ENERGY, INC.

By:	/s/ James L. Robo
Name: James L. Robo
Title: Chairman of the Board, President and Chief Executive Officer

NEE ACQUISITION SUB II, INC.

By:	/s/ James L. Robo
Name: James L. Robo
Title: Chairman of the Board and Chief Executive Officer

NEE ACQUISITION SUB I, LLC

By:	/s/ James L. Robo
Name: James L. Robo
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Index of Defined Terms

Term	Section
Action	3.11
Adjusted Restricted Share Award	2.05(a)(ii)
Adjusted RSU Award	2.05(a)(iii)
Adjusted Stock Option Award	2.05(a)(i)
Affiliate	9.03
Agreement	Preamble
Antitrust Laws	9.03
ASB	Recitals
ASB Hawaii	Recitals
ASB Hawaii Allocation Objection	6.11(d)
Bank Benefit Agreement	9.03
Bank Benefit Plan	9.03
Bank Spin-Off	Recitals
Bank Spin-Off Agreements	Recitals
Bank Subsidiaries	9.03
Burdensome Condition	6.03(f)
Business Day	9.03
Closing	1.03
Closing Date	1.03
Code	9.03
Common Shares Trust	2.01(d)(iii)
Company	Preamble
Company 401(k) Plan	9.03
Company Acquisition Agreement	5.03(a)
Company Adverse Recommendation Change	5.03(a)
Company Articles	3.01
Company Benefit Agreement	9.03
Company Benefit Plan	9.03
Company Board	Recitals
Company Bylaws	3.01
Company Common Stock	2.01(a)
Company Commonly Controlled Entity	9.03
Company Disclosure Letter	Article III
Company DRIP	2.04(h)
Company Employee	9.03
Company Equity Awards	2.05(c)
Company Expenses	9.03
Company Financial Advisor	3.20
Company Financial Statements	3.06(a)
Company Intervening Event	5.03(g)
Company Leased Real Property	3.16(b)
Company Material Adverse Effect	9.03
Company Material Contracts	3.15(a)
Company Notice	5.03(c)
Company Owned Real Property	3.16
Company Permits	3.01
Company Personnel	9.03
Company Real Property Leases	3.16(b)
Company Reports	3.06(a)

Term	Section
Company Required Consents	3.05(a)
Company Required Statutory Approvals	3.05(b)
Company Restricted Share	9.03
Company Restricted Share Award	2.05(a)(ii)
Company Restricted Stock Unit	9.03
Company RSU Award	2.05(a)(iii)
Company Shareholder Approval	3.04
Company Shareholders Meeting	3.04
Company Stock Option	9.03
Company Stock Option Award	2.05(a)(i)
Company Stock Plans	9.03
Company Subsidiaries	3.01
Company Takeover Proposal	5.03(g)
Company Termination Fee	8.02(b)(ii)
Company Union Contracts	3.10
Company Voting Debt	3.03(b)
Confidentiality Agreement	6.02
Consent	3.05(b)
Continuation Period	6.13(a)
Contract	3.05(a)
Controlled Group Liability	3.09(d)
Derivative Product	9.03
DGCL	1.02
Dissenting Shareholder	2.03
Dissenting Shares	2.03
Distribution	Recitals
DLLCA	1.02
Effective Time	1.04
End Date	9.03
Environmental Claim	3.14(f)(i)
Environmental Laws	3.14(f)(ii)
Environmental Permit	3.14(a)
Equity Forward Contract	9.03
ERISA	9.03
Excess Shares	2.01(d)(ii)
Excess Tax Liability	5.04(a)
Exchange Act	3.05(b)
Exchange Agent	2.04(a)
Exchange Fund	2.04(a)
Exchange Ratio	2.01(b)
Excluded Holders	3.21
FBCA	4.03(b)
FCC	3.05(b)
FCC Pre-Approvals	3.05(b)
Federal Reserve	3.19(b)
FERC	3.05(b)
Filed Company Reports	Article III
Final Exercise Date	2.04(h)
Final Order	7.01(c)(ii)
Final Quarterly Dividend	6.14
Firm	6.11(d)

Term	Section
Form S-4	3.05(b)
FPA	3.05(b)
GAAP	3.06(a)
Governmental Entity	3.05(b)
Hazardous Materials	3.14(f)(iii)
HBCA	1.02
HECO	3.19(a)
HELCO	3.19(a)
HPUC	3.05(b)
HPUC Proceedings	5.02
HSR Act	3.05(b)
Indebtedness	9.03
Initial Articles of Merger	1.04
Initial End Date	9.03
Initial Merger	Recitals
Insurance Policies	3.18
Integrated Mergers	Recitals
Intellectual Property	3.17(b)
Intended Tax Treatment	6.11(a)
IRS	3.09(b)
Judgment	3.05(a)
Knowledge	9.03
Law	3.05(a)
Legal Restraints	7.01(d)
Liens	3.02
Material Adverse Effect	9.03
MECO	3.19(a)
Merger Consideration	2.01(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Net Parent Position	4.17(b)
NRC	4.16(a)
NYSE	2.01(d)(ii)
OCC	3.19(b)
Parent	Preamble
Parent Articles	4.01
Parent Board	Recitals
Parent Bylaws	4.01
Parent Common Stock	2.01(b)
Parent Disclosure Letter	Article IV
Parent Expenses	9.03
Parent Material Adverse Effect	9.03
Parent Nuclear Facilities	4.16(a)
Parent Permits	4.01
Parent Preferred Stock	4.03(a)
Parent Reports	4.06(a)
Parent Required Consents	4.05(a)
Parent Required Statutory Approvals	4.05(b)
Parent Stock Plans	9.03
Parent Subsidiaries	4.01
Parent Termination Fee	8.02(b)

Term	Section
Parent Trading Policies	4.17(a)
Payoff Letters	9.03
PCAOB	3.07(f)
Permits	3.01
Permitted Encumbrances	3.16(a)
Person	9.03
Proxy Statement	6.01(a)
PUHCA 2005	3.19(a)
Release	3.14(f)(iv)
Repayment Debt	9.03
Representatives	5.03(a)
Required Consents	3.05(a)
Sarbanes-Oxley Act	3.06(a)
SEC	3.05(b)
Section 336(e) Allocation Statement	6.11(d)
Section 336(e) Election	6.11(d)
Securities Act	3.05(b)
Skadden	7.02(d)
Spin-Off Registration Statement	5.04(b)
Subsequent Certificate of Merger	1.04
Subsequent Merger	Recitals
Subsidiary	9.03
Subsidiary Preferred Stock	9.03
Superior Company Proposal	5.03(g)
Surviving Company	Recitals
Surviving Corporation	Recitals
Takeover Statute	3.13
Tax Return	9.03
Taxes	9.03
Wachtell	1.03

Annex B

[J.P. Morgan letterhead]

December 3, 2014

The Board of Directors

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900

Honolulu, Hawaii 96813

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value per share (the “Company Common Stock”), of Hawaiian Electric Industries, Inc., a Hawaii corporation (the “Company”), of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of NextEra Energy, Inc., a Florida corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Acquiror, NEE Acquisition Sub II, Inc., a Delaware corporation (“Merger Sub I”), and NEE Acquisition Sub I, LLC, a Delaware limited liability company, the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held by the Company as treasury stock or owned directly or indirectly by the Acquiror or Merger Sub I or any of their respective subsidiaries and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive 0.2413 shares (the “Exchange Ratio”) of the Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock”). In addition, pursuant to the Agreement and immediately prior to the Effective Time (as defined in the Agreement), the Company will pay the Company’s shareholders a special dividend in the amount of $.50 per share of the Company Common Stock (the “Special Dividend”). Pursuant to the Agreement, immediately prior to the Effective Time, the Company will distribute to the Company’s shareholders all of the issued and outstanding shares of common stock of ASB Hawaii, Inc., a Hawaii corporation (“ASB Bank Holdco”), a wholly-owned subsidiary of the Company and a direct parent company of American Savings Bank, a federal savings bank (“ASB Bank”) (such distribution is referred to as the “Bank Spin-Off”). We have not been retained by the Company to act as its financial advisor in connection with, and have not been requested to, and do not address or otherwise provide any opinion with respect to the Special Dividend and the Bank Spin-Off. The opinion provided in this letter is given only with respect to the Transaction.

In connection with preparing our opinion, we have (i) reviewed a draft dated November 29, 2014 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business (after giving effect to the Bank Spin Off) and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company (excluding the ASB Bank Holdco and ASB Bank) and the Acquiror, the financial condition and future prospects and operations of the Company (excluding the ASB Bank Holdco and ASB Bank) and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement (other than the Bank Spin-Off) will qualify as a tax-free reorganization for United States federal income tax purposes and that the Special Dividend and the Bank Spin-Off will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company. We have also assumed that the Transaction and the other transactions contemplated by the Agreement (including the Special Dividend and the Bank Spin-Off) will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction and the Bank Spin-Off will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock, or the Acquiror Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as a joint bookrunner on the Company’s public equity offering in March of 2013, acting as lead arranger and joint bookrunner on two of the Company’s credit facilities in of April 2014, acting as bookrunner on the amendment and restatement of the Aquiror’s credit facility in February of 2013 and acting as joint bookrunner on the bond offering of the Acquiror’s subsidiary, NextEra Energy Capital Holdings in June of 2013 and providing asset management services during such period to the Acquiror. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and of the Acquiror’s subsidiary, Florida Power & Light Company, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Annex C

PART XIV OF THE HAWAII BUSINESS CORPORATIONS ACT

A. Right to Dissent and Obtain Payment for Shares.

§ 414-341. Definitions.

As used in this part:

“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

“Dissenter” means a shareholder who is entitled to dissent from corporate action under section 414-342 and who exercises that right when and in the manner required by sections 414-351 to 414-359.

“Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Shareholder” means the record shareholder or the beneficial shareholder.

§ 414-342. Right to dissent.

(a)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation is a party:

(A)	If shareholder approval is required for the merger by section 414-313 or the articles of incorporation; provided that the shareholder is entitled to vote on the merger; or

(B)	If the corporation is a subsidiary that is merged with its parent under section 414-314;

(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3)	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4)	An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A)	Alters or abolishes a preferential right of the shares;

(B)	Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C)	Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D)	Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E)	Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 414-74;

(5)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(6)	Consummation of a plan of conversion to which the corporation is the converting entity, if the shareholder is entitled to vote on the plan.

(b)	A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this part may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 414-343. Dissent by nominees and beneficial owners.

(a)	A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b)	A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(1)	The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)	The beneficial shareholder does so with respect to all shares of which the beneficial shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

B. Procedure for Exercise of Dissenters’ Rights.

§ 414-351. Notice of dissenters’ rights.

(a)	If proposed corporate action creating dissenters’ rights under section 414-342 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this part and be accompanied by a copy of this part.

(b)	If corporate action creating dissenters’ rights under section 414-342 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 414-353.

§ 414-352. Notice of intent to demand payment.

(a)	If proposed corporate action creating dissenters’ rights under section 414-342 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1)	Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2)	Must not vote the shareholder’s shares in favor of the proposed action.

(b)	A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this part.

§ 414-353. Dissenters’ notice.

(a)	If proposed corporate action creating dissenters’ rights under section 414-342 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 414-352.

(b)	The dissenters’ notice must be sent no later than ten days after the corporate action was taken, and must:

(1)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)	Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4)	Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered; and

(5)	Be accompanied by a copy of this part.

§ 414-354. Duty to demand payment.

(a)	A shareholder sent a dissenters’ notice described in section 414-353 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the [dissenters’] notice pursuant to section 414-353(b)(3), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b)	The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c)	A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this part.

§ 414-355. Share restrictions.

(a)	The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 414-357.

(b)	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

§ 414-356. Payment.

(a)	Except as provided in section 414-358, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 414-354 the amount the corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest.

(b)	The payment must be accompanied by:

(1)	The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)	A statement of the corporation’s estimate of the fair value of the shares;

(3)	An explanation of how the interest was calculated;

(4)	A statement of the dissenter’s right to demand payment under section 414-359; and

(5)	A copy of this part.

§ 414-357. Failure to take action.

(a)	If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)	If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 414-353 and repeat the payment demand procedure.

§ 414-358. After-acquired shares.

(a)	A corporation may elect to withhold payment required by section 414-356 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b)	To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under section 414-359.

§ 414-359. Procedure if shareholder dissatisfied with payment or offer.

(a)	A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under section 414-356), or reject the corporation’s offer under section 414-358 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1)	The dissenter believes that the amount paid under section 414-356 or offered under section 414-358 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2)	The corporation fails to make payment under section 414-356 within sixty days after the date set for demanding payment; or

(3)	The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(b)	A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty days after the corporation made or offered payment for the dissenter’s shares.

C. Judicial Appraisal of Shares.

§ 414-371. Court action.

(a)	If a demand for payment under section 414-359 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)	The corporation shall commence the proceeding in the circuit court. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this State where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located or, if the domestic corporation did not have its principal office in this State at the time of the transaction, then in the city and county of Honolulu.

(c)	The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)	The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)	Each dissenter made a party to the proceeding is entitled to judgment:

(1)	For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2)	For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 414-358.

§ 414-372. Court costs and counsel fees.

(a)	The court in an appraisal proceeding commenced under section 414-371 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 414-359.

(b)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 414-351 to 414-359; or

(2)	Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

(c)	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.